As filed with the Securities and Exchange Commission on September 20, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JA Solar Holdings Co., Ltd.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	3674	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

Tel: +(86-319) 580-0760

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

Tel: (212) 894-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory G. H. Miao Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower The Landmark 15 Queen’s Road, Central Hong Kong (852) 3740-4700	Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP East Wing Office, Level 4 China World Trade Center No. 1, Jian Guo Men Wai Avenue Beijing 100004 China (8610) 6505-5511	Leiming Chen Simpson Thacher & Bartlett LLP 35/F, ICBC Tower 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:     As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this document is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value US$0.0001 per share(2)(3)	US$274,318,413	US$8,422

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low trading prices of the Registrant’s ADSs, representing the Registrant’s ordinary shares, on the Nasdaq Global Market on September 17, 2007.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside of the United States.
(3)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-140009). Each American depositary share represents three ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to Completion

Preliminary Prospectus Dated September 20, 2007

PROSPECTUS

6,350,000 American Depositary Shares

JA Solar Holdings Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)

Representing 19,050,000 Ordinary Shares

JA Solar Holdings Co., Ltd, or JA Solar, is offering 4,000,000 American depositary shares, or ADSs, and the selling shareholders identified in this prospectus, including entities controlled by our chairman, our chief executive officer and our chief technology officer, and our chief financial officer are offering 2,350,000 ADSs. Each ADS represents three of our ordinary shares, par value US$0.0001 per share. We will not receive any proceeds from the sale of the ADSs by the selling shareholders.

Our ADSs are listed on the Nasdaq Global Market under the symbol “JASO.” On September 19, 2007, the last trading price for our ADSs as reported on the Nasdaq Global Market was US$39.31 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

The underwriters may also purchase up to an additional 952,500 ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on or about             , 2007.

Joint Book-Running Managers

CREDIT SUISSE	LEHMAN BROTHERS

CIBC WORLD MARKETS	PIPER JAFFRAY

                            , 2007

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us in connection with this offering. We, the selling shareholders and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

i

PROSPECTUS SUMMARY

You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 11 and the audited consolidated financial statements and the accompanying notes to these financial statements beginning on page F-1 before making an investment decision.

JA Solar Holdings Co., Ltd.

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We were established in May 2005 and we commenced commercial operations in April 2006 with one solar cell manufacturing line located in Hebei, which has a rated manufacturing capacity of 25 MW per annum. With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006. We have since then ramped up six additional manufacturing lines in the same facilities, with each line having a rated manufacturing capacity of 25 MW per annum. Two of these lines became fully operational in October 2006 and the other four lines became fully operational in August 2007, which increased our total rated manufacturing capacity to 175 MW per annum. We believe our China-based operations allow us to lower our operating costs and expand our manufacturing facilities efficiently relative to solar cell producers located in higher cost locations. We plan to expand our manufacturing capacity further to 425 MW per annum by the end of 2008 by adding up to ten more manufacturing lines.

Access to supplies of silicon wafers, the most important raw material for manufacturing solar cells, is crucial to the success of solar cell manufacturers, including us. We believe we have contractually secured an adequate supply of silicon wafers to meet our anticipated production needs for the remaining months of 2007 and a large portion of our anticipated production needs for 2008. We currently purchase a significant portion of our wafer supplies from Jinglong Group, which is owned by the shareholders of our largest shareholder, Jinglong BVI. Jinglong Group is a leading producer and supplier of monocrystalline wafers in China with more than ten years’ operating history in the silicon processing business. We have entered into a long-term supply contract with Jinglong Group with an initial term of 54 months, under which wafer deliveries to us began in July 2006. We have also entered into a 54-month wafer supply contract with M.SETEK Co., Ltd., or M.SETEK, under which wafer deliveries to us began in July 2007, a 43-month wafer supply contract with ReneSola Ltd., or ReneSola, under which wafer deliveries to us began in June 2007 and a 41-month wafer supply contract with Jiangsu Shunda Semiconductor Development Co., Ltd., or Shunda, under which wafer deliveries to us began in August 2007. We are in discussions with other potential suppliers to secure additional supplies of silicon wafers and/or polysilicon materials to meet our remaining anticipated production needs for 2008.

We use advanced processing technologies to produce high quality solar cells. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%, and the highest conversion efficiency rate achieved by our monocrystalline solar cells to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Sciences. We sell our products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity. We currently sell our products to customers primarily in China, though we believe most of the solar modules incorporating our solar cells are distributed globally. We also sell a small portion of our products directly to overseas customers, including those in Germany, Sweden, Spain, South Korea and the United States.

We became profitable within three months after we commenced commercial operations in April 2006, and have since then achieved profitability in every quarter. We generated revenues of RMB 696.5 million (US$91.5 million) and net income of RMB 128.4 million (US$16.9 million) for the year ended December 31, 2006. For the six months ended June 30, 2007, our revenues and net income were RMB 792.1 million (US$104.1 million) and RMB 136.2 million (US$17.9 million), respectively.

Industry Background

The solar power market has grown significantly in the past decade. According to Solarbuzz, LLC, an independent solar energy research and consulting firm, the global solar power market, as measured by annual solar power system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a compounded annual growth rate, or CAGR, of 42.2%, while solar power industry revenues grew to approximately US$10.6 billion in 2006. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. Solarbuzz projects in one of its forecasts that annual solar power industry revenue could reach US$31.5 billion by 2011. Solar power generation has emerged as one of the most rapidly growing renewable sources of electricity.

Our Competitive Strengths

We believe that our following competitive strengths enable us to compete effectively and to capitalize on growth opportunities in the solar power market:

•

Access to solar wafers through long-term supply contracts.    We have entered into long-term silicon wafer supply contracts with a number of suppliers, including Jinglong Group, M.SETEK, ReneSola and Shunda, in amounts that we believe would allow us to meet our anticipated production needs for the remaining months of 2007 and a large portion of our anticipated production needs for 2008.

•

Experienced management team with proven industry track record.    We have an experienced management team, including our chief executive officer, Mr. Huaijin Yang and our chief technology officer, Dr. Ximing Dai, that has demonstrated its ability to successfully execute our business plans. Under the leadership of our management team, we have increased our manufacturing capacity, revenues and profits through rapid organic growth. We have recently further strengthened our management team by hiring several additional executive officers with international operational experience and related industry expertise.

•

Scalable manufacturing capacity and low overhead and operating costs.    We have the ability to cost-effectively scale up our manufacturing capacity in a relatively short period of time. Our location in China provides us with access to low-cost utilities, rent and research and development and manufacturing personnel.

•

Advanced solar cell process technology.    Our advanced process technologies allow us to produce high quality solar cells with good consistency in cell efficiencies and relatively low wafer breakage rates. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%, and our quarterly average wafer breakage rates have been kept below 2.5%.

•

Ability to quickly broaden and diversify our customer base.    As we increased our production and our products gained more market recognition for their quality, we have broadened and diversified our customer base. As of June 30, 2007, we had 18 customers who have each purchased 1.2 MW or more of our products. In addition, while we currently sell our products to customers primarily in China, we believe most of the solar modules incorporating our solar cells are distributed globally and we have sold our products directly to customers in Germany, Sweden, Spain, South Korea and the United States.

Our Strategies

Our objective is to become a leader in developing and manufacturing low-cost, high-performance solar cell products. We intend to achieve this objective by pursuing the following strategies:

•

Extend existing supply contracts and secure new supply commitments.    We intend to extend our contractual relationship with existing silicon wafer suppliers and to expand our sources of supplies by entering into new supply contracts with other suppliers.

•

Selectively pursue opportunities to expand our operations into upstream and downstream businesses.    To leverage our strengths in solar cell production, we plan to selectively pursue opportunities in upstream and downstream businesses in the solar power value chain through joint ventures, strategic investments and alliances, and acquisitions.

•

Grow revenue and expand manufacturing capacity.    We have achieved a total rated manufacturing capacity of 175 MW per annum in August 2007 and we intend to increase our total rated manufacturing capacity to 425 MW per annum by the end of 2008.

•

Further enhance our technology through focused research and development efforts.    We intend to further enhance our technology to improve solar cell efficiency and lower manufacturing costs by increasing our investment in research and development and through cooperation with our suppliers and customers.

•

Build JA Solar into a leading brand and expand sales in new and existing markets with a diversified customer base.    We intend to build JA Solar into a leading solar cell brand by enhancing the high quality of our products and our credibility and reliability as a long term business partner to our customers. We plan to expand our sales in China and overseas markets and diversify and grow our customer base to include some of the large established players in the global solar power industry.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•

Our limited operating history.    We were established in May 2005 and commenced commercial operations in April 2006. We face challenges and risks as an early-stage company seeking to develop and manufacture new products in a rapidly growing market, and we cannot assure you that we will be successful in addressing these challenges and risks.

•

Our ability to remedy the control deficiencies in our internal control over financial reporting.    During the course of the preparation and external audit of our financial statements as of and for the period from inception (May 18, 2005) to December 31, 2005 and as of and for the year ended December 31, 2006, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies. If we fail to remedy these control deficiencies and significantly improve our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure and other reporting obligations.

•

Our dependence on a limited number of suppliers for the supply of silicon wafers.    We currently purchase our silicon wafer supplies from a limited number of suppliers, including Jinglong Group, M.SETEK, ReneSola and Shunda. Our rapid expansion requires us to significantly increase our supplies of silicon wafers. We may not be able to obtain adequate supply of wafers from these suppliers or other sources to meet our production needs.

•

Prepayment arrangements to our suppliers expose us to the credit risk of our suppliers and may increase our costs and expenses.    We make prepayments to our suppliers without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which expose us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. In addition, if the market price of silicon wafers were to decrease after we prepay our suppliers, we will not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. In addition, if demand for our solar cell products decreases, we may incur costs associated with carrying excess materials.

•

Current industry-wide shortage of polysilicon.    Polysilicon is the essential material from which silicon wafers are made. There is currently an industry-wide shortage of polysilicon, which has resulted in limited availability of silicon wafers and significant price increases in both polysilicon and silicon wafers.

•

Our ability to significantly increase manufacturing capacity and output.    We are susceptible to risks associated with rapid business expansion and may not be able to successfully carry out our planned expansions. Our failure to significantly increase manufacturing capacity and output may result in our inability to meet customer demand, lower profitability and a loss in market share.

•

Intense competition in the solar power market.    The solar power market is intensely competitive and rapidly evolving. We face competition from photovoltaic divisions of large conglomerates, integrated manufacturers of photovoltaic products and other solar power product manufacturers, many of which have greater resources than us.

•

Limited adoption of photovoltaic technology and insufficient demand for solar power products.    The solar power industry is at a relatively early stage of development and we are not certain of the extent to which solar power products will be adopted. If photovoltaic technology proves unsuitable for widespread adoption or if sufficient demand for solar power products fails to develop, we may not be able to grow our business or maintain our profitability.

•

Reduction or elimination of government subsidies and economic incentives for on-grid solar power applications.    The near-term growth of the market for on-grid solar power applications depends in a large part on the availability and size of government subsidies and economic incentives. We face risks and challenges associated with the reduction or elimination of such subsidies and incentives.

•

Unavailability of financing or increase in interest rate.    The availability of financing could have a significant effect on the level of sales of solar power products. Lack of or inadequate financing or an increase in interest rate could make it impossible or difficult for end users to finance the cost of solar power systems and could reduce the demand for our solar cells.

•

Market volatilities.    Future increases in the supply of polysilicon, increased competition and other changing market conditions, such as reduced demand for solar power products in the end user markets, may cause a decline in the demand and average selling prices of solar cells, and may increase the level of our earnings volatility and reduce our profitability.

Please see “Risk Factors” and other information in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate Information

Our principal executive offices are located at Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, the People’s Republic of China. Our telephone number at this address is (86) 319-580-0760 and our fax number is (86) 319-580-0754.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, NY 10011.

Conventions Applicable to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“conversion efficiency” are to the ability of solar power products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the solar power industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the cost and price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;

•	“JA Solar,” “we,” “us,” “our company” and “our” are to JA Solar Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“JA BVI” are to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;

•	“JA China” are to JingAo Solar Co., Ltd., our predecessor and indirectly wholly-owned subsidiary in China. We conduct substantially all our businesses through JA China;

•	“Jinglong BVI” are to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;

•	“Jinglong Group” are to Jinglong Industry and Commerce Group Co., Ltd. and its consolidated subsidiaries. Jinglong Group is controlled by the shareholders of Jinglong BVI;

•	“photovoltaic effect” are to a process by which sunlight is converted into electricity;

•

“rated manufacturing capacity” are to the total amount of solar power products that can be made by a manufacturing line per annum operating at its maximum possible rate and is measured in megawatts, or MW;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“voltage” or “volts” are to the rating of the amount of electrical pressure that causes electricity to flow in the power line; and

•	“watts” are to the measurement of total electrical power, where “kilowatts” or “KW” means one thousand watts and “megawatts” or “MW” means one million watts.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on June 29, 2007, which was RMB 7.6120 to US$1.00. We make no representation that the Renminbi or dollar amounts referred to in this prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on our business and on your investment.” On September 19, 2007, the noon buying rate was RMB 7.5135 to US$1.00.

The Offering

Offering Price	US$ per ADS

ADSs offered by us	4,000,000 ADSs

ADSs offered by selling shareholders	2,350,000 ADSs

Total ADSs offered in this offering	6,350,000 ADSs

ADSs

Each ADS represents three ordinary shares, par value US$0.0001 per share, that will be held on deposit with the custodian for The Bank of New York, as depositary. As an ADS holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or any other depositary service. For more information about our ADSs, see “Description of American Depositary Shares” in this prospectus and the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York.

ADSs outstanding immediately after this offering	23,600,000 ADSs (or 24,552,500 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	150,270,000 ordinary shares (or 153,127,500 ordinary shares if the underwriters exercise the over-allotment option in full).

Use of proceeds	We intend to use our net proceeds from this offering for the following purposes:

•	approximately US$50 million to purchase and prepay raw materials;

•	approximately US$70 million to purchase manufacturing equipment and construct manufacturing facilities to expand our manufacturing capacity;

•	approximately US$10 million to enhance our research and development capabilities; and

•	the remaining amount to be used for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. Entities controlled by our chairman, our chief executive officer and our chief technology officer, and our chief financial officer will be selling ADSs in this offering. See “Principal and Selling Shareholders.”

Risk factors

See “Risk Factors” in this prospectus beginning on page 11 and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Nasdaq Global Market Symbol	JASO.

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to additional ADSs to cover any over-allotments.

Dividend policy

We do not intend to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has complete discretion as to whether we will pay dividends in the future subject to approval by our shareholders.

Deposit and withdrawal of our ordinary shares

The depositary will issue ADSs, subject to the satisfaction of certain conditions, if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. You may turn in your ADSs at the depositary’s corporate trust office and, upon payment of its fees and expenses and of any taxes or charges, the depositary will deliver the underlying ordinary shares and any distributions thereon to an account designated by you.

Dividends and other distributions	The depositary agrees to pay you any cash dividend or other distribution it receives on our ordinary shares or other deposited securities after deducting its fees and expenses.

Lock-up

We, our directors, executive officers, and all of the selling shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 90 days after the date of this prospectus. See “Underwriting.”

Payment and settlement	The underwriters expect to deliver our ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on or about .

Summary Consolidated Financial and Operating Data

You should read the summary consolidated financial and operating data in conjunction with our audited consolidated financial statements and the related notes, “Selected Consolidated Financial and Operating Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The summary consolidated financial data presented below as of December 31, 2005 and 2006 and for the period from inception of our business (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements reflect all adjustments which are, in the opinion of our management, necessary for a fair presentation of our financial position and results of operations in the interim periods presented. Results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year. The historical results are not necessarily indicative of results to be expected in any future period.

	From Inception to December 31, 2005	Year Ended December 31, 2006		Six Months Ended June 30,
				2006	2007	2007
	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data:
Net revenues
Solar cells to third parties	—	565,327	74,268	29,221	764,425	100,423
Solar cells to related parties	—	131,131	17,227	69,871	1,390	183
Solar cell processing	—	—	—	—	26,319	3,458

Total revenues	—	696,458	91,495	99,092	792,134	104,064

Cost of revenues
Solar cells	—	(524,163)	(68,860)	(75,546)	(606,849)	(79,723)
Solar cell processing	—	—	—	—	(6,405)	(841)

Total cost of revenues	—	(524,163)	(68,860)	(75,546)	(613,254)	(80,564)

Gross profit	—	172,295	22,635	23,546	178,880	23,500
Selling, general and administrative expenses(2)	(2,638)	(39,656)	(5,210)	(6,272)	(34,220)	(4,496)
Research and development expenses	(384)	(1,358)	(178)	(318)	(1,629)	(214)

Total operating expenses	(3,022)	(41,014)	(5,388)	(6,590)	(35,849)	(4,710)

Income/(loss) from operations	(3,022)	131,281	17,247	16,956	143,031	18,790

Interest expense	—	(5,055)	(664)	(1,778)	(3,777)	(496)
Interest income	39	824	108	107	31,394	4,124
Foreign exchange gain/(loss)	(128)	1,300	171	104	(36,543)	(4,801)
Other income	—	64	8	—	2,068	272

Income/(loss) before income taxes	(3,111)	128,414	16,870	15,389	136,173	17,889

Income tax benefit/(expense)	—	—	—	—	—	—

Net income/(loss)	(3,111)	128,414	16,870	15,389	136,173	17,889

Preferred shares accretion	—	(1,603)	(211)	—	(515)	(68)
Preferred shares beneficial conversion charge	—	(34,732)	(4,563)	—	—	—
Allocation of net income to participating preferred shareholders	—	(5,683)	(746)	—	(1,648)	(216)

Net income available to ordinary shareholders	(3,111)	86,396	11,350	15,389	134,010	17,605

Net income/(loss) per share:
Basic	(0.04)	1.08	0.14	0.19	1.08	0.14
Diluted	(0.04)	1.08	0.14	0.19	1.07	0.14
Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	80,000,000	80,000,000	124,352,265	124,352,265
Diluted	80,000,000	80,166,178	80,166,178	80,000,000	125,439,873	125,439,873

	From Inception to December 31, 2005	Year Ended December 31, 2006		Six Months Ended June 30,
				2006	2007	2007
	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(in thousands, except for share and per share data)

Consolidated Statements of Cash Flows Data:
Cash flows (used in) or provided by:
Operating activities	(1,635)	(61,807)	(8,120)	(68,439)	(207,135)	(27,212)
Investing activities	(37,972)	(107,619)	(14,138)	(57,193)	(148,546)	(19,515)
Financing activities	50,700	254,840	33,479	159,901	1,858,186	244,113

	As of December 31, 2005	As of December 31, 2006		As of June 30, 2007
	RMB	RMB	US$(1)	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,971	95,758	12,580	1,565,943	205,720
Inventories	—	154,675	20,320	161,161	21,172
Property and equipment, net	39,392	139,400	18,313	274,511	36,063
Total assets	59,068	492,892	64,752	2,543,540	334,149
Total liabilities	2,480	187,105	24,580	237,876	31,250
Total shareholders’ equity	56,588	195,750	25,716	2,305,664	302,899

	From Inception to December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30,
			2006	2007
Other Consolidated Financial Data (in percentages)
Gross margin	—	24.7%	23.8%	22.6%
Operating margin	—	18.8%	17.1%	18.1%
Net margin	—	18.4%	15.5%	17.2%

Selected Operating Data
Products sold (in MW)	—	26.3	3.6	38.4
Average selling price per watt (in RMB)	—	25.9	26.9	22.4
Average selling price per watt (in US$)(1)	—	3.4	3.5	2.9

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB 7.6120 to US$1.00, the noon buying rate for U.S. dollars in effect on June 29, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Includes RMB 18.2 million (US$2.4 million) and RMB 13.2 million (US$1.7 million) in share-based compensation cost for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before you decide to buy our ADSs. Any of the following risks could have a material adverse effect on our business, prospects, financial condition and results of operations. In any such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have only been in existence since May 2005. We completed our first solar cell manufacturing line in March 2006 and made our first commercial shipment of solar cells in April 2006. We have since then ramped up six additional manufacturing lines and increased our total rated manufacturing capacity to 175 MW per annum. Our future success will require us to scale up our manufacturing capacity beyond our existing capacity and further expand our customer base. Our business model and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. To address these risks, we must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plan and improve our technologies. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth in recent periods, we cannot assure you that our revenue will continue to increase or continue at their current level. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects, in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

If we are unable to remedy the material weaknesses and significant deficiencies in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure controls and procedures, internal control over financial reporting, and other reporting obligations.

During the course of the preparation and external audit of our financial statements as of and for the period from inception (May 18, 2005) to December 31, 2005 and as of and for the year ended December 31, 2006, we and our independent registered public accounting firm identified a number of control deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies, as defined in the standards established by the U.S. Public Company Accounting Oversight Board.

Among the material weaknesses identified was a lack of an effective control environment, including (i) an insufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of GAAP and in internal controls over financial reporting commensurate with our reporting requirements, (ii) a lack of an appropriate level of control consciousness as it relates to the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures, assignment of roles and responsibilities, and the necessary lines of communications within our organizational structure to support our activities, (iii) a lack of effective monitoring activities, and (iv) a lack of an effective risk assessment process.

The control environment sets the tone of an organization, influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. Accordingly, the material weakness in our control environment contributed to the development of additional material weaknesses, including:

•

ineffective controls over procedures used to enter transaction totals into the general ledger and initiate, authorize, record and process journal entries into the general ledger as well as record recurring and nonrecurring adjustments to the financial statements;

•

inadequate controls and procedures used to evaluate the creditworthiness of related party suppliers to which we advance funds in order to determine a provision, if necessary, and to ensure that transactions and arrangements with related parties are appropriately identified and summarized in the accounting records and disclosed in the financial statements;

•	ineffective controls over accounting for income taxes, including the determination of deferred income tax assets and liabilities and related valuation allowance;

•	inadequate policies and procedures related to accounting and disclosure for complex contracts; and

•	a lack of adequately designed controls over revenue cycle, inventory cycle, fixed assets, payroll cycle and purchase cycle.

In addition, we and our independent registered public accounting firm identified certain significant deficiencies in our internal control over financial reporting, including a lack of adequately designed controls over cash and cash equivalents and a lack of adequate human resources policies and procedures to address hiring, training, promoting and compensating employees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.”

Material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. As a result, we have begun taking actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. However, we have not yet implemented all of these actions and measures and tested them. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

We are committed to continuing to improve our internal control processes. However, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional actions and measures to address any control deficiencies identified by us or our independent registered public accounting firm.

Under current rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2007, deliver a report that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting, and to remediate any material weaknesses identified during that process. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete this assessment in a timely manner or at all would result in receiving something other than an unqualified report from our independent registered public accounting firm with respect to our assessment of internal control over financial reporting. In addition, if material weaknesses are identified and not remedied, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting. Inferior internal control over financial reporting could cause investors to lose confidence in the reliability of our financial statements, and such conclusion could negatively impact the trading price of our ADSs or otherwise harm our reputation.

We currently depend on a limited number of suppliers for the supply of our silicon wafer requirements. If our suppliers fail to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue.

Our basic raw material in producing solar cells is silicon wafers. We purchase silicon wafers from a limited number of suppliers, including Jinglong Group, M.SETEK, ReneSola and Shunda, with which we have entered into long-term wafer supply contracts. See “Business — Raw Materials and Utilities — Silicon Wafers.” Under these contracts, we believe we have secured an adequate supply of silicon wafers to meet our anticipated production needs for the remaining months of 2007 and a large portion of our anticipated production needs for 2008. We are in discussions with other potential suppliers to secure additional supplies of silicon wafers and/or polysilicon materials to meet our remaining anticipated production needs for 2008. However, we cannot assure you that we will be able to secure sufficient wafer supplies in order to operate our manufacturing lines at their full capacity. In addition, we cannot assure you that those suppliers with which we have entered into supply contracts will be able to deliver the agreed amount of wafers to us as provided under these contracts, or that we will be able to renew our supply contracts with these suppliers at commercially reasonable terms or at all when our current contracts expire. For example, Shunda’s ability to supply its contractually agreed amount of wafers to us will depend on its ability to ramp up its polysilicon production facilities as planned, and the quality of the polysilicon materials it produces. In addition, to make silicon wafers, our suppliers must purchase its polysilicon requirements from polysilicon suppliers. There are a limited number of polysilicon suppliers and currently the solar power industry is experiencing a shortage of polysilicon, and we cannot assure you that our wafer suppliers will always be able to obtain sufficient polysilicon to satisfy its contractual obligations to us.

Our inability to obtain silicon wafers at commercially reasonable prices or at all would materially and adversely affect our ability to meet existing and future customer demand and could cause us to lose customers and market share, and could cause us to generate lower than anticipated revenue or any revenue at all, thereby materially and adversely affecting our business, financial condition and results of operations.

Prepayment arrangements for procurement of silicon wafers from Jinglong Group, M.SETEK, ReneSola, Shunda and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Under our long-term wafer supply contracts and consistent with the industry practice, we are required to make prepayments to our suppliers. Under our long-term supply contract with Jinglong Group, we have prepaid, and will prepay, Jinglong Group monthly a portion of the agreed prices for specified quantities of silicon wafers until the end of 2007. As of December 31, 2006 and June 30, 2007, we had RMB 35.6 million (US$4.7 million) and RMB 16.7 million (US$2.2 million) in advances to Jinglong Group, respectively. In addition, we made a prepayment of RMB 300 million to Jinglong Group in August 2007 for wafers to be delivered after January 1, 2008. Under our wafer supply contract with M.SETEK, we are required to make a total prepayment of US$100 million.

We have made two prepayments of US$30 million each in June and August 2007, and are required to make another prepayment of US$40 million before October 31, 2007. Under our wafer supply contract with ReneSola, we made a prepayment of RMB 32.1 million in January 2007, representing 30% of the agreed total payments of RMB 107.1 million for wafer supplies to be delivered in 2007, and we are required to make a total prepayment of RMB 100.8 million in two installments in September 2007 and December 2007, representing 25% of the agreed total payments of RMB 403.2 million for wafer supplies to be delivered in 2008. In addition, under our wafer supply contract with Shunda, we are required to make a total prepayment of RMB 350 million. We made two prepayments in the amounts of RMB 80 million and RMB 100 million in August 2007 and September 2007, respectively, and we expect to make the remaining required prepayment of RMB 170 million before November 30, 2007. See “Business — Raw Materials and Utilities — Silicon Wafers.”

We make prepayments to these suppliers for procurement of silicon wafers without receiving collateral to secure such payments. Our claims for such payments would rank as unsecured claims, which exposes us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity. In addition, should a supplier to whom we make prepayment default on its obligations under the supply contract, we may not be able to recover all or a portion of our outstanding prepayment. Further, even if the supplier would refund our prepayment when it defaults on its obligations under the contract, we may still suffer losses if we do not get any interest payment on such refunded prepayment and, in the situation where we made prepayment in foreign currencies, we may suffer foreign exchange losses if we would need to exchange the U.S. dollar-denominated refund payment into Renminbi, which may have been revaluated in the course of time.

Furthermore, if the market price of silicon wafers were to decrease to a level that is below what we have prepaid after we make prepayment to our suppliers, we will not be able to adjust any historical payment. Additionally, if demand for our solar cell products decreases, we may incur costs associated with carrying excess materials. Each of such events may have a material adverse effect on our financial condition and results of operations. To the extent that we are not able to pass these increased costs and expenses to our customers, our business, results of operations and financial condition may be materially and adversely affected. We also face certain operational risks associated with our suppliers. For example, if our suppliers become subject to intellectual property infringement claims by third parties, our ability to recover our outstanding prepayments may be materially and adversely affected.

We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.

Polysilicon is the essential raw material to make silicon wafers. Polysilicon is created by refining quartz or sand, and is melted and grown into crystalline ingots. Silicon wafers are then sliced from crystalline ingots. There is currently an industry-wide shortage of polysilicon, which has resulted in limited availability of silicon wafers and significant price increases in both polysilicon and silicon wafers. As demand for solar cells has increased, many participants or companies in the solar power industry have announced plans to add additional manufacturing capacity. When the additional manufacturing capacity becomes operational, it will further increase the demand for polysilicon and may further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector could compound the shortage. Polysilicon and silicon wafer suppliers have been adding manufacturing capacity in response to the growing demand in recent years. However, building polysilicon production facilities generally requires significant capital and it typically takes an average of 18 to 24 months to construct. As a result, polysilicon and silicon wafer suppliers are generally willing to expand only if they are certain of sufficient customer demands to justify such capital commitment. Increasingly, polysilicon and silicon wafer suppliers are requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitment from solar cell product manufacturers.

We expect that polysilicon demand will continue to exceed supply for the foreseeable future. In order to meet our silicon wafer requirements, we have entered into long-term silicon wafer supply contracts with Jinglong Group, M.SETEK, ReneSola and Shunda. See “Business — Raw Materials and Utilities — Silicon Wafers.” We also purchase supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots and polysilicon for us. We cannot assure you that we will be able to secure sufficient quantities of silicon wafers to meet our planned manufacturing requirements. Further increases in the demand for silicon wafers may cause us to encounter shortages or delays in obtaining adequate supplies of silicon wafers, which could materially and adversely affect our ability to operate at full production capacity and our ability to meet existing and future customer demand, resulting in decreased revenues and loss of customers. Furthermore, increases in prices of polysilicon and silicon wafers have increased and may continue to increase our manufacturing cost, and if we cannot pass such cost increase to our customers, our results of operations could be materially and adversely affected.

Furthermore, partly as a result of the industry-wide shortage, we may, from time to time, face the prospect of a shortage of silicon wafers and late or failed delivery of silicon wafers from our suppliers. We may experience actual shortage of silicon wafers or late or failed delivery in the future for the following reasons, among others. First, the terms of our wafer supply contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, and in such cases we may not be able to recover damages fully or at all. Second, other than with Jinglong Group, we generally do not have a history of long-term relationships with suppliers who may be able to meet our silicon wafers needs consistently or on an emergency basis. Third, many of our competitors also purchase silicon wafers from our suppliers and have had longer and stronger relationships with, as well as greater buying power and bargaining leverage over, our suppliers.

If we fail to obtain delivery of silicon wafers in amounts and according to time schedules as agreed with the suppliers, or at all, we may be forced to reduce production or secure alternative sources, which may not provide silicon wafers in amounts required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amounts of silicon wafers on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver our products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient silicon wafers will result in underutilization of our existing and planned production facilities and an increase in our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Our future success substantially depends on our ability to significantly increase our manufacturing capacity, output and sales. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties. In addition, we may not be able to manage our expansion effectively.

Our future success depends on our ability to significantly increase our manufacturing capacity, output and sales. We currently plan to build up to ten additional solar cell manufacturing lines by the end of 2008 to increase our total manufacturing capacity to 425 MW per annum. Our ability to establish or successfully operate our additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	our ability to expand and to operate new manufacturing facilities;

•	our ability to secure adequate supplies of silicon wafers, including our ability to maintain adequate working capital to make prepayments on such supplies;

•

delays and cost overruns associated with the build-out of any additional facilities due to factors, many of which may be beyond our control, such as delays in government approvals, problems with equipment vendors or raw material suppliers and equipment malfunctions and breakdowns;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing capacity or increase our manufacturing output, we may be unable to expand our business as planned. If we are unable to carry out our planned expansions, we may not be able to meet customer demand, which could result in lower profitability and a loss in market share. Moreover, we cannot assure you that if we do increase our manufacturing capacity and output we will be able to generate sufficient customer demand for our products to support our increased production levels. In addition, to manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to initiate, maintain and expand our relationships with new and existing customers, suppliers and other third parties. Such relationships may not achieve their intended results. For example, in January 2007, we signed a customer agreement with PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which we were to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. This contract was terminated by mutual agreement in September 2007 due to an unanticipated quality problem with respect to metallurgical grade polysilicon which could not be resolved in the near term and unresolved pricing terms. We cannot assure you that we are able to improve our operations, personnel, systems, internal procedures and controls to adequately support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond effectively to competitive pressures.

Our senior management has worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history and recent additions to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, in September 2007, we hired a number of additional executive officers, including our president and chief operating officer, Dr. Kang Sun, our vice president of operations, Dr. Qingtang Jiang, our vice president of business development, Ms. Jian Wu, and our vice president of sales and marketing, Mr. Raymond P. Wilson. These individuals need to be integrated with our existing senior management team. As a result of these circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which could result in us losing market share, business opportunity and revenues.

As we have granted and will continue to grant employee share options to certain of our directors, officers, employees and consultants, our net income will be adversely affected.

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of our issued share capital to certain of our directors, employees and consultants. On August 21, 2006, April 3, 2007, and September 17, 2007, we granted options to purchase 1,728,000, 2,400,000 and 4,410,000 ordinary shares, respectively, to a number of our directors, employees and consultants. Additionally in September 2007, the recently hired executive officers received restricted stock units for 510,000 ordinary shares. See “Management — Stock Option Plan.” In accordance with Statement No. 123 (Revised 2004), “Share-Based Payment,” or

SFAS 123(R), of the Financial Accounting Standards Board, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all share options including share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses will have a material and adverse effect on our reported earnings for the year ending December 31, 2007 and over the remaining vesting periods. We estimate that our total share-based compensation expenses relating to our September 2007 option grants would be approximately US$31.6 million, which would be amortized over the applicable service periods using a graded vesting method. In addition, we estimate that our total share-based compensation expenses relating to our September 2007 stock awards would be approximately US$6.8 million, which would be amortized over the vesting period of these shares ranging from six months to two years starting from the recipients’ respective date of employment with us. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we stop granting options, or reduce the number of options granted, under our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. As we have granted and will continue to grant employee share options or other share-based compensation in the future, our net income will be adversely affected.

There are potential conflicts of interest between us and our largest shareholder, Jinglong BVI.

Jinglong BVI, which is controlled by the shareholders of Jinglong Group, is our largest shareholder. In addition, Mr. Baofang Jin, our chairman of the board of directors, is a shareholder of Jinglong BVI and is also the president of Jinglong Group. Jinglong Group currently provides a number of products and services to us, including silicon wafer supply and real property leases. Our transactions with Jinglong Group are governed by a number of contracts between Jinglong Group and us, the terms of which were negotiated on an arm’s length basis. See “Related Party Transactions — Transactions with Jinglong Group.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through the board which could cause us to take actions that may not be in our best interests. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future.

We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our products to a limited number of customers, most of which are module manufacturers based in China. For the year ended December 31, 2006, approximately 41% of our total revenues were derived from sales of our solar cell products to our three largest customers, two of which, Shanghai Chaori Sun Power Technology Development Co., Ltd., or Shanghai Chaori, and Shanghai Huinong Co., Ltd., or Shanghai Huinong, were our related parties until August 2006. See “Related Party Transactions — Transactions with Other Related Parties.” For the six months ended June 30, 2007, approximately 63% of our total revenues were derived from sales to our three largest customers, which include Shanghai Chaori and two other third parties. Sales to our top ten customers accounted for approximately 84.3% and 87.8% of total revenues for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection of our competitor’s products by one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Because we compete in a highly competitive market and many of our competitors have greater resources than us, we may not be able to compete successfully.

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as BP Solar International Inc., Schott AG, Sharp Corporation, Mitsubishi Electric Corporation and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc., E-Ton Solar Tech Co., Ltd., Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., China Sunergy Co., Ltd., Solarfun Power Holdings Co., Ltd., Yingli Green Energy Holding Company Limited and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

If we do not achieve satisfactory yields or quality in our production of solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yields, affect the quality of the product and in some cases, cause production to be suspended or yield products unfit for commercial sale. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. We currently plan to build up to ten additional solar cell manufacturing lines by the end of 2008 to further increase our total manufacturing capacity to 425 MW per annum. As we expand our manufacturing capacity and add additional manufacturing lines or facilities into production, we may experience lower yields and conversion efficiencies initially as is typical with any new equipment or process. We also expect to experience lower yields initially if we modify our manufacturing processes by utilizing thinner wafers. If we do not achieve satisfactory yields or quality, our product costs could increase, our sales could decrease and our relationships with our customers and our reputation could be harmed, any of which could have a material adverse effect on our business and results of operations.

We may face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

As part of our growth strategy, we plan to expand our sales in new and existing markets, including overseas markets. Any international marketing, distribution and sale of our products will expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, we may not be able to successfully expand our business abroad and grow our businesses as we have planned.

Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operation results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, including seasonality of demand for solar power products, changes in market conditions and industry environment, and changes in government policies or regulations. For example, purchases of solar power products tend to decrease due to severe weather conditions in winter months, which complicates the installation of solar power systems. Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline if our operating results for any particular quarter fall below investor expectations.

If photovoltaic technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The solar power market is at a relatively early stage of development and the extent to which solar power products will be widely adopted is uncertain. Market data in the solar power industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for solar power products, including:

•	cost-effectiveness of solar power products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of solar power products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•

fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; and

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down.

The solar power market also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer. If photovoltaic technology proves unsuitable for widespread adoption or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for solar power products in our target markets may not develop or may develop to a lesser extent than we anticipated.

Our failure to further refine our technology and manufacturing processes and develop and introduce new solar power products could render our products uncompetitive or obsolete, and reduce our sales and market share.

The solar power industry is rapidly evolving and becoming more competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. A variety of competing photovoltaic technologies that other companies may develop could prove to be more cost-effective and have better performance than solar power products that we develop. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in photovoltaic technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further refine our technology and develop and introduce new solar power products could render our products uncompetitive or obsolete, and result in a decline in our market share as well as our revenues and profits.

One of the alternative technologies in the production of solar cells is thin film technology, which involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a solar cell. The use of thin film technology in the production of solar cells would significantly reduce the consumption of silicon materials and manufacturing costs. Some universities, research institutions and companies in the solar power industry have devoted resources to the research and development on commercialization of thin film technology in the production of solar cells. New developments in commercialization of thin film technology may render our existing technologies obsolete and our products uncompetitive, which would result in loss in our profitability and market share and could materially and adversely affect our business, financial condition and results of operations.

In addition, any new development or adjustment in the manufacturing processes may affect our ability to maintain our competitive position. For example, we currently only produce monocrystalline solar cells because our wafer supplies are monocrystalline. If our new suppliers provide us with multicrystalline silicon wafers, we believe that we are capable of producing multicrystalline solar cells by making minor adjustments in our manufacturing processes. However, we cannot assure you that we can competitively produce solar cells from multicrystalline silicon wafers. Any failure to refine our manufacturing processes to competitively produce new solar cell products may result in a loss of our market share and revenue, which could materially and adversely affect our business, financial condition and results of operations.

The reduction or elimination of government subsidies and economic incentives could cause our revenue to decline.

We believe that the near-term growth of the market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in a large part on the availability and size of government subsidies and economic incentives. The solar power market is segmented into two main application types: on-grid applications and off-grid applications. The reduction or elimination of government and economic incentives may adversely affect the growth of this market or result in increased price competition, both of which could cause our revenue to decline and materially and adversely affect our business, financial conditions and results of operations.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, government bodies in many countries, most notably Germany, Spain, Japan and the U.S., have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs over time. Some solar program incentives expire or decline over time or are limited in total funding or require renewal of authority. Reductions in, or eliminations or expirations of, these governmental subsidies and economic incentives could result in decreased demand for our products and cause our revenue to decline. In addition, despite governmental subsidies and economic incentives, these countries may from time to time experience a slowdown in demand for photovoltaic products. This may also have an adverse effect on our revenues.

The lack or unavailability of financing or an increase in interest rates could make it impossible or difficult for end-users to finance the cost of solar power systems and could reduce the demand for our solar cells.

The end products that use our solar cells are used in both on-grid applications and off-grid applications. Off-grid applications are used where access to utility networks is not economical or physically feasible. Government agencies and the private sector have, from time to time, provided financing on preferential terms to promote the use of solar energy in both on-grid and off-grid applications. We believe that the availability and cost of such financing programs could have a significant effect on the level of sales of solar power products. If existing financing programs for on-grid and off-grid applications are eliminated or if financing in general become inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause our sales of solar cells to decline. In addition, for those end-users who depend on debt financing to fund the initial capital expenditure required to purchase and install a solar power system, an increase in interest rates could make it difficult for them to secure the financing necessary to purchase and install a solar power system on favorable terms, or at all and thus lower demand for our solar cells and reduce our net sales. Furthermore, we believe that a significant percentage of the end-users install solar power systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower investors’ return on investment in solar power systems, or make alternative investments more attractive relative to solar power systems, and, in each case, could cause these end-users to seek alternative investments.

Future increases in the supply of polysilicon, increased competition and other changing market conditions may cause a decline in the demand and average selling prices of solar cells and may potentially increase the level of our earnings volatility and reduce our profitability.

Due to the current shortage of polysilicon, solar cell manufacturers are experiencing over-capacity. However, it is generally expected that the polysilicon supply constraints will ease in 2009 as silicon producers increase their production. Any significant increase in the polysilicon supply may allow higher utilization of existing and planned solar cell production capacity which could result in significant downward pressure on the average selling prices of solar cells. In addition, increased competition from existing solar cell producers and new market participants as well as changes in other market conditions, such as reduced demand for solar power products in the end user markets, may cause a decline in the demand and average selling prices of solar cells from time to time, as we have experienced in the fourth quarter of 2006 and the first quarter of 2007. If we are unable to lower our production cost per watt to the same extent as the average selling price per watt declines, the level of our earnings volatility would increase and our profitability would decline, which would materially and adversely affect our business, financial condition and results of operations.

We obtain certain manufacturing equipment from sole or a limited number of suppliers and if such equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of our equipment used in the manufacture of our solar cell products has been developed and made specifically for us, is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we obtain some equipment from sole or a limited number of suppliers. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production.

Problems with product quality or product performance in our solar cells could result in a decrease in revenue, unexpected expenses and loss of market share.

While we employ quality assurance procedures at key manufacturing stages to identify and resolve quality issues, our solar cells may contain defects that are not detected until after they are shipped or installed. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, lead to returns of, or requests to return our products and significantly affect our customer relations and business reputation. If we deliver solar cells with errors or defects, or if there is a perception that our solar cells contain errors or defects, our credibility and the market acceptance and sales of our solar power products could be harmed. In addition, while we currently do not provide product warranties, to the extent we provide such warranties in the future, we could incur warranty-related expenses.

The success of our business depends on the continuing efforts of our key personnel and our business may be severely disrupted if we lose their services.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel, particularly those with expertise in the solar power industry. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our qualified technical personnel. If we are unable to attract and retain qualified technical personnel, our business may be materially and adversely affected.

We rely heavily on the continued services of our executive officers, including Mr. Huaijin Yang, our chief executive officer, and Dr. Ximing Dai, our chief technology officer. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Each of our executive officers and other key personnel have entered into employment agreements with us, which contain confidentiality and non-competition provisions. However, if any disputes arise between our employees and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.

We seek to protect our proprietary manufacturing processes, documentation and other written materials primarily through intellectual property laws and contractual restrictions. However, we have not obtained patent protection for our technology related to the manufacture of our solar cells. Instead, we rely on trade secrets and other similar protections. We also require employees and consultants with access to our proprietary information to execute confidentiality agreements with us. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•

enforcement under intellectual property laws in China may be slow and difficult in light of the application of such laws and the uncertainties associated with the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

We cannot assure you that infringement of our intellectual property rights by other parties does not exist now or that it will not occur in the future. To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. Such litigation may be costly and may divert management attention as well as expend our other resources away from our business. In certain situations, we may have to bring suit in foreign jurisdictions, in which case we are subject to additional risks as to the result of the proceedings and the amount of damage that we can recover. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to lose significant rights and pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or processes. Our wafer suppliers such as Jinglong Group may also become subject to infringement claims, which in turn could negatively impact our business as they may no longer be able to fulfill their wafer delivery obligations under their contracts with us or refund our outstanding prepayments in a timely manner or at all. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Although a substantial portion of our solar cells are used in products sold outside China, we currently have no intention to apply for any patents outside China. Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.

We do not have, and have not applied for, any patent for our proprietary technologies outside China although we believe a substantial portion of our solar cells are used in products sold outside China. As a result, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which our solar cell products are sold ultimately. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our solar cell products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Changes to existing regulations over the utility sector and the solar power industry may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including solar power products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our solar power products and make products that use our solar cells less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.

We anticipate that products that use our solar cells and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to products that use our solar cells may result in significant additional expenses to us and end users and, as a result, could cause a significant reduction in demand for our solar cells and the products that use our solar cells.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities, and we are subject to regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. Under PRC environmental regulations, we are required to obtain a pollutant discharging permit and a safety appraisal, which includes a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, with relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines commence commercial production. We are also required to undergo an environmental protection examination and obtain approval from relevant governmental authority within three months of the launch of trial production and before the manufacturing lines commence full operation. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or order us to cease the production if we fail to comply with these requirements.

We have obtained the pollutant discharging permit, the safety appraisal and the environmental protection examination and approval for our first three manufacturing lines and are required to obtain such permits and approvals for the commencement of full operation of the other four new manufacturing lines which became operational in July 2007. If we cannot obtain project environmental protection completion approval within three months upon our launch of operation, we will be warned by relevant government authorities and be required to cure such non-compliance within a time frame specified by the relevant government authorities. If we fail to obtain project environmental protection completion approval within such specified time frame, we may be required to pay fines up to RMB 50,000, suspend production or cease operation. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.

As with other solar power product manufacturers, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruptions. We do not currently carry any third-party liability insurance against claims relating to personal injury, property or environmental damage arising from accidents on our properties or relating to our operations. Any occurrence of these or other accidents in our operation could have a material adverse effect on our business, financial condition or results of operations.

We are also exposed to risks associated with product liability claims in the event that the use of the solar power products we sell results in injury. Although our solar cell products do not generate electricity without being incorporated into modules or other solar power devices, it is possible that users could be injured or killed by modules or other devices incorporating our solar cells, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in April 2006 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

In addition, the normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions, equipment failures, as well as natural disasters. For example, our manufacturing facilities in Ningjin experienced a scheduled five-day power outage in November 2006 due to an overhaul of the power grid in the Ningjin area. As the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources, and our business and results of operations may be materially and adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and most of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct substantially all of our business through our subsidiary, JingAo Solar Co., Ltd., or JA China, which is a limited liability company established in China. JA China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely primarily on dividends paid by our operating subsidiary for our cash needs.

We primarily rely on dividends paid to us by our operating subsidiary, JA China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by JA China only out of accumulated profits as determined in accordance with accounting standards and regulations in China. JA China is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, at the discretion of its board of directors, JA China may allocate a portion of its after-tax profits to its staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Further, if JA China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of JA China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

In addition, under a new PRC tax law which will become effective on January 1, 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax rate of 20.0%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Since the implementing rules of the new Enterprise Income Tax Law have not been issued, it remains unclear as to whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our PRC subsidiary.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi from approximately RMB 8.2765 per US$1.00 as of July 21, 2005 to RMB 7.5135 per US$1.00 as of September 19, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, as we primarily rely on dividends paid to us by our operating subsidiary, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars received from our initial public offering or this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, an appreciation in the value of the Renminbi against foreign currencies could make our solar cells more expensive for our international customers as well as reduce the competitiveness of our PRC customers in the international market, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with these companies.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds we have received from our initial public offering and will receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, JA China, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by JA China under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. To utilize the proceeds of our initial public offering and this offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds we have received from our initial public offering and will receive from this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the FIE Income Tax Law, and the related implementing rules, foreign invested enterprises or FIEs established in the PRC are generally subject to an enterprise income tax rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. Our operating subsidiary, JA China, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33.0%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FIE Income Tax Law and the related implementing rules, foreign-invested enterprises engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC enterprise income taxes starting from the year they become profitable, and a 50.0% tax reduction for the three years thereafter. As a result, we expect that JA China will be entitled to a two-year enterprise income tax exemption for 2006 and 2007, and will receive a 50.0% enterprise income tax reduction for 2008, 2009 and 2010.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25.0% on all domestic enterprises and foreign-invested enterprise unless they qualify under certain limited exceptions. The new tax law provides for a 5-year transition period for FIEs, during which they are permitted to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. As such, the new tax law will not affect the preferential tax treatment enjoyed by JA China during the 5-year transition period. When our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA China will increase significantly, and any increase of JA China’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

In addition, under the new tax law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25.0% on its global income. The new tax law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our business, we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25.0%, which would have material adverse effect on our financial condition and results of operations. Furthermore, under the new tax law, the exemption to the 20.0% withholding tax on dividends distributed by FIEs to their foreign investors under the current tax laws may no longer be available. See “— Risks Related to Doing Business in China — We rely primarily on dividends paid by our operating subsidiary for our cash needs.” Given that the new tax law has been promulgated only recently, its implementation has yet to be further clarified in practice. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy or the incurrence of any new taxes we are required to pay.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas, or Circular No. 75, and the implementation procedures of such regulations have been further clarified by circular No. 106 issued by the Department of General Affairs of SAFE on May 29, 2007. Circular No. 75 states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. We believe our shareholders who are PRC residents as determined by the relevant branch of SAFE have registered with the relevant branch of SAFE with respect to their investments in us and our acquisition of their interests in JA China as currently required. However, we cannot provide any assurances that their existing registrations have fully complied with, and they will make necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by these SAFE circulars. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject these PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’ ability to distribute dividends to our company.

As it is uncertain how SAFE will interpret or implement these circulars, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects.

A new PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, requires that an offshore specific purpose vehicle, or SPV, formed for the listing purpose through acquisition of PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Tian Yuan Law Firm, advised us that the CSRC approval was not required for our initial public offering and the listing of our ADSs on The Nasdaq Global Market and this offering. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial public offering and the listing of our ADSs on the Nasdaq Global Market and this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

All employee participants in our existing stock option plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals and its related Implementing Rule, on April 6, 2007, the department of general administration affairs of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular No. 78. It is not clear whether Circular No. 78 covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For any plans which are so covered and are adopted by an overseas listed company, Circular No. 78 requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. Registration should be made by July 5, 2007 if the employee participated in such plan prior to April 6, 2007. In addition, Circular No. 78 also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock option.

Circular No. 78 has not yet been made publicly available or formally promulgated by SAFE, but SAFE has begun enforcing its provisions. Nonetheless, it is not predictable whether it will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans or incentive plans. We disclosed to Hebei Administration of Foreign Exchange about our 2006 stock incentive plan in accordance with Circular No. 75, but we did not register our incentive plan prior to July 5, 2007. We are still in the process of making necessary filings with Hebei Administration on Foreign Exchange in compliance with Circular No. 78. To date, we have not received any notice from SAFE or its local branch in Hebei regarding any legal sanctions to us or our employees. If it is determined that our employee stock option plan is subject to Circular 78, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock incentive plan to our employees, which could adversely affect our business operations.

Risks Related to This Offering

The market price for our ADSs has been volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations. Since our ADSs became listed on the Nasdaq Global Market on February 7, 2007, the closing prices of our ADSs have ranged from US$16.30 to US$42.76 per ADS, and the last reported trading price on September 19, 2007 was US$39.31 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers, our potential customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other photovoltaic technology companies;

•	addition or departure of our executive officers and key research personnel;

•	fluctuations in the exchange rate between the U.S. dollar and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

You will experience immediate dilution in the net tangible book value of ADSs purchased.

When you purchase ADSs in the offering at the assumed public offering price of US$             per ADS, based on the last trading price of our ADSs on September             , 2007, you will incur immediate dilution of US$             per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options and options we may grant from time to time.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering (assuming no exercise by the underwriters of options to acquire additional ADSs), we will have ordinary shares outstanding, including ordinary shares represented by ADSs. All ADSs sold in this offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” In connection with this offering, we, our directors and executive officers and the selling shareholders have agreed not to sell any ordinary shares or ADSs for 90 days after the date of this prospectus, subject to certain exceptions. All shares owned by our directors, executive officers, selling shareholders and certain other shareholders will be available for sale upon the expiration of the 90-day lock-up, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the relevant lock-up period at the discretion of the underwriters. To the extent these shares are released before the expiration of the relevant lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Our third amended and restated articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our third amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our third amended and restated articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds we receive from this offering. Such proceeds we receive may be used for corporate purposes that do not improve our profitability or increase our share price. Such proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental incentives for the deployment of solar energy;

•	our beliefs regarding the solar power industry revenue growth;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the low-cost advantage of solar cell production in China;

•	our beliefs regarding the competitiveness of our solar power products;

•	our expectations regarding the scaling of our solar power capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials in the future;

•	our expectations with respect to our ability to develop relationships with customers in our target markets;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

This prospectus also contains data related to the solar power market worldwide and in China. These market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may be materially different from the projections based on these assumptions. Therefore, you should not rely upon forward-looking statements as predictions of future events.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately US$             million from this offering based on the assumed public offering price of US$             per ADS based on the last trading price of our ADSs on             , 2007, after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds we will receive will be approximately US$             million.

We intend to use the net proceeds of this offering for the following purposes:

•	approximately US$50 million to purchase and prepay raw materials;

•	approximately US$70 million to purchase manufacturing equipment and construct manufacturing facilities to expand our manufacturing capacity;

•	approximately US$10 million to enhance our research and development capabilities; and

•	the remaining amount to be used for working capital and other general corporate purposes.

We may also use a portion of the net proceeds to pursue opportunities in upstream and downstream businesses through joint ventures, strategic investments and alliances, and acquisitions. However, we have not currently identified any specific strategic partners or acquisition targets.

To utilize the proceeds of this offering, as an offshore holding company, we are permitted, under PRC regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registrations and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described above.

Pending use of the net proceeds, we intend to invest our net proceeds in interest bearing, investment-grade debt instruments or bank deposits.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. Entities controlled by our chairman, our chief executive officer and our chief technology officer, and our chief financial officer will be selling ADSs in this offering. See “Principal and Selling Shareholders.”

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and to expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our wholly-owned subsidiaries in the PRC, including JA China, Shanghai JA Solar Technology Co., Ltd. and Shanghai JA Solar PV Technology Co., Ltd, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, each of our PRC subsidiaries is required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its respective registered capital. As of June 30, 2007, the registered capital of JA China was RMB 320.0 million (US$42.0 million), the registered capital of Shanghai JA Solar Technology Co., Ltd was US$7.4 million and the registered capital of Shanghai JA Solar PV Technology Co., Ltd. was US$20.0 million. Neither the registered capital nor these reserves are distributable as cash dividends. In addition, at the discretion of its board of directors, each of our PRC subsidiaries may allocate a portion of its after-tax profits to its staff welfare and bonus funds. These reserve funds may not be distributed as cash dividends either. Further, if any of our PRC subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable by foreign-invested enterprises to non-PRC investors are exempt from any PRC withholding tax. Under the new PRC Enterprise Tax Law which will become effective on January 1, 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax rate of 20.0%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC.

Moreover, the new PRC Enterprise Tax Law and Income Tax Law for Individuals provide that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors who are individuals or considered as “non-resident enterprise” which have no establishment inside the PRC, or derives income with no substantial connection with its establishment inside the PRC, to the extent such dividends are derived from sources within the PRC, although such income tax may be subsequently exempted or reduced by the State Council. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we declare dividends from such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the new Enterprise Tax Law and be subject to the 20% income tax. See “Taxation — People’s Republic of China Taxation.”

MARKET PRICE INFORMATION FOR OUR ADSs

Our ADSs have been traded on the Nasdaq Global Market under the symbol “JASO” since February 7, 2007. Each ADS represents three ordinary shares. On September 19, 2007, the reported last trading price of our ADSs on the Nasdaq Global Market was US$39.31.

The table below sets forth, for the periods indicated, the highest and lowest closing prices for our ADSs on the Nasdaq Global Market.

	High	Low
	US$	US$
February 2007 (from February 7, 2007)	20.46	16.30
March 2007	19.80	16.59
April 2007	28.20	18.80
May 2007	27.89	22.66
June 2007	34.40	23.29
July 2007	42.76	34.54
August 2007	36.67	28.67
September 2007 (through September 19, 2007)	40.19	36.48

CAPITALIZATION

The following table shows our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our sale of 4,000,000 ADSs in this offering at the assumed public offering price of US$             per ADS, based on the last trading price of US$             per ADS on             , 2007, after deducting the underwriting discount and estimated offering expenses payable by us, assuming that the underwriters do not exercise their over-allotment option.

You should read this table together with our consolidated financial statements and related notes included in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		As Adjusted(2)
	RMB	US$(1)	RMB	US$(1)
	(in thousands)		(in thousands)
Debt (short-term bank borrowings)	150,000	19,706	150,000	19,706

Shareholders’ equity:
Ordinary shares (par value US$0.0001 per share; 493,480,000 shares authorized, 138,270,000 shares issued and outstanding, shares issued and outstanding on an as adjusted basis)	111	15
Additional paid-in capital	2,080,927	273,375
Statutory Reserves	14,588	1,916
Retained earnings	210,038	27,593

Total shareholders’ equity	2,305,664	302,899

Total capitalization	2,455,664	322,605

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB 7.6120 to US$1.00, the noon buying rate for U.S. dollars in effect on June 29, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	A US$1.00 increase (decrease) in the assumed public offering price of US$ per ADS would increase (decrease) the amounts representing total shareholders’ equity and total capitalization by US$ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the offering price per ADS that you pay and our net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was RMB 2,299.0 million (US$302.0 million) or RMB 18.49 (US$2.43) per ordinary share and US$7.29 per ADS. Net tangible book value represents total consolidated tangible assets less total consolidated liabilities. Without taking into account any other changes in such net tangible book value after June 30, 2007, other than to give effect to our sale of 4,000,000 ADSs in this offering at the assumed public offering price of US$             per ADS, based on the last trading price of US$             per ADS on             , 2007 and after deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of June 30, 2007 would have been US$            , or US$             per share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution of US$             per ordinary share, or US$             per ADS, to investors purchasing ADSs in this offering. Dilution is determined by subtracting net tangible book value per ADS after this offering from the amount of cash paid by a new investor for one ADS. The following table illustrates this per share dilution:

Assumed public offering price per ordinary share	US$
Net tangible book value per ordinary share as of June 30, 2007	US$
Increase in net tangible book value per ordinary share attributable to this offering	US$
Net tangible book value per ordinary share after giving effect to this offering	US$
Dilution per ordinary share to new investors	US$
Dilution per ADS to new investors	US$

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by              per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per share and the average price per ADS, each paid before deducting the underwriting discount and our estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Share		Average Price Per ADS
	Number	Percent	Amount		Percent
	(in thousands, except for percentage and per share and per ADS data)
Existing shareholders	138,270,000		US$	2,081,038		US$	15.05	US$	45.15
New investors			US$			US$		US$

Total		100.0%	US$		100.0%

The discussion and tables above assume no exercise of outstanding stock options. As of June 30, 2007, there were stock options outstanding to purchase a total of 8,538,000 ordinary shares, with a weighted average exercise price of US$8.61 per share. To the extent that any of these stock options are exercised, there will be further dilution to new investors.

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$             million, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and other offering expenses.

EXCHANGE RATE INFORMATION

We conduct almost all of our business operations in and from China in Renminbi. Solely for your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollar amounts at US$1.00 = RMB 7.6120, the noon buying rate for U.S. dollars in effect on June 29, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through direct regulation of the conversion of Renminbi into foreign currency as we have disclosed in “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of Renminbi may have a material adverse effect on our business and on your investment” and “— PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6733	7.6463	7.7065
June	7.6120	7.6333	7.6120	7.6680
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September (through September 19)	7.5135	7.5270	7.5540	7.5110

Source: Federal Reserve Bank of New York.

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities laws provide significantly less protection to investors; and

•	the Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

Almost all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers, Dill and Pearman, our special legal counsel as to the laws of the Cayman Islands, and Tian Yuan Law Firm, our counsel as to Chinese law, have advised us respectively that there is uncertainty as to whether the courts of the Cayman Islands or China respectively would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•

entertain original actions brought in the Cayman Islands or China respectively against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers, Dill and Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, or other charges of a like nature or in respect of a fine or other penalty, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments based either on treaties between China and the country where the judgment is rendered or on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The selected consolidated financial data presented below as of December 31, 2005 and 2006 and for the period from inception of our business (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements reflect all adjustments which are, in the opinion of our management, necessary for a fair presentation of our financial position and results of operations in the interim periods presented. Results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year. The historical results are not necessarily indicative of results to be expected in any future period.

	From Inception to December 31, 2005	Year Ended December 31, 2006		Six Months Ended June 30,
				2006	2007	2007
	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data:
Net revenues
Solar cells to third parties	—	565,327	74,268	29,221	764,425	100,423
Solar cells to related parties	—	131,131	17,227	69,871	1,390	183
Solar cell processing	—	—	—	—	26,319	3,458

Total revenues	—	696,458	91,495	99,092	792,134	104,064

Cost of revenues
Solar cells	—	(524,163)	(68,860)	(75,546)	(606,849)	(79,723)

Solar cell processing	—	—	—	—	(6,405)	(841)

Total cost of revenues	—	(524,163)	(68,860)	(75,546)	(613,254)	(80,564)

Gross profit	—	172,295	22,635	23,546	178,880	23,500
Selling, general and administrative expenses(2)	(2,638)	(39,656)	(5,210)	(6,272)	(34,220)	(4,496)
Research and development expenses	(384)	(1,358)	(178)	(318)	(1,629)	(214)

Total operating expenses	(3,022)	(41,014)	(5,388)	(6,590)	(35,849)	(4,710)

Income/(loss) from operations	(3,022)	131,281	17,247	16,956	143,031	18,790

Interest expense	—	(5,055)	(664)	(1,778)	(3,777)	(496)
Interest income	39	824	108	107	31,394	4,124
Foreign exchange gain/(loss)	(128)	1,300	171	104	(36,543)	(4,801)

Other income	—	64	8	—	2,068	272

Income/(loss) before income taxes	(3,111)	128,414	16,870	15,389	136,173	17,889

Income tax benefit/(expense)	—	—	—	—	—	—

Net income/(loss)	(3,111)	128,414	16,870	15,389	136,173	17,889

Preferred shares accretion	—	(1,603)	(211)	—	(515)	(68)
Preferred shares beneficial conversion charge	—	(34,732)	(4,563)	—	—	—
Allocation of net income to participating preferred shareholders	—	(5,683)	(746)	—	(1,648)	(216)

Net income available to ordinary shareholders	(3,111)	86,396	11,350	15,389	134,010	17,605

Net income/(loss) per share:
Basic	(0.04)	1.08	0.14	0.19	1.08	0.14
Diluted	(0.04)	1.08	0.14	0.19	1.07	0.14
Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	80,000,000	80,000,000	124,352,265	124,352,265
Diluted	80,000,000	80,166,178	80,166,178	80,000,000	125,439,873	125,439,873

	From Inception to December 31, 2005	Year Ended December 31, 2006		Six Months Ended June 30,
				2006	2007	2007
	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(in thousands, except for share and per share data)

Consolidated Statements of Cash Flows Data:
Cash flows (used in) or provided by:
Operating activities	(1,635)	(61,807)	(8,120)	(68,439)	(207,135)	(27,212)
Investing activities	(37,972)	(107,619)	(14,138)	(57,193)	(148,546)	(19,515)
Financing activities	50,700	254,840	33,479	159,901	1,858,185	244,113

	As of December 31, 2005	As of December 31, 2006		As of June 30, 2007
	RMB	RMB	US$(1)	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,971	95,758	12,580	1,565,943	205,720
Inventories	—	154,675	20,320	161,161	21,172
Property and equipment, net	39,392	139,400	18,313	274,511	36,063
Total assets	59,068	492,892	64,752	2,543,540	334,149
Total liabilities	2,480	187,105	24,580	237,876	31,250
Preferred shares	—	110,037	14,456	—	—
Total shareholders’ equity	56,588	195,750	25,716	2,305,664	302,899

	From Inception to December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30,
			2006	2007
Other Consolidated Financial Data (in percentages)
Gross margin	—	24.7%	23.8%	22.6%
Operating margin	—	18.8%	17.1%	18.1%
Net margin	—	18.4%	15.5%	17.2%
Selected Operating Data
Products sold (in MW)	—	26.3	3.6	38.4
Average selling price per watt (in RMB)	—	25.9	26.9	22.4
Average selling price per watt (in US$)(1)	—	3.4	3.5	2.9

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB 7.6120 to US$1.00, the noon buying rate for U.S. dollars in effect on June 29, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Includes RMB 18.2 million (US$2.4 million) and RMB 13.2 million (US$1.7 million) in share-based compensation cost for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” and elsewhere in this prospectus.

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We conduct our business primarily through our indirectly wholly-owned subsidiary JingAo Solar Co., Ltd., or JA China, and operate and manage our business as a single segment. We commenced our business through JA China in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA China transferred their equity interests in JA China to JA Development Co., Ltd., or JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar cells to solar module manufacturers. We made our first commercial shipment in April 2006 from our first solar cell manufacturing line located in Ningjin, Hebei province, which has a rated manufacturing capacity of 25 MW per annum. By the end of July 2006, our first solar cell manufacturing line was operating at its full capacity. We have since then ramped up six additional manufacturing lines in the same facilities, with each line having a rated manufacturing capacity of 25 MW per annum. Two of these lines became fully operational in October 2006 and the other four lines became fully operational in August 2007, which increased our total rated manufacturing capacity to 175 MW per annum. Since commencement of our commercial operations, our monthly production output has grown from approximately 0.6 MW in April 2006 to approximately 16.6 MW in August 2007. We generated revenues of RMB 696.5 million (US$91.5 million) and net income of RMB 128.4 million (US$16.9 million) for the year ended December 31, 2006. For the six months ended June 30, 2007, our revenues and net income were RMB 792.1 million (US$104.1 million) and RMB 136.2 million (US$17.9 million), respectively.

We have a limited operating history, which may not provide a meaningful basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the solar power market. Recent growth in our results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.

Factors Affecting our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Demand for solar cells is critical to our business and revenue growth. The solar power market has experienced significant growth in the past few years. According to Solarbuzz, the global solar power market, as measured by annual solar power system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR of 42.2%, while solar power industry revenues grew to approximately US$10.6 billion in 2006. Despite the rapid growth, solar power industry may have significant growth potential due to its advantages over other forms of electricity generation and because it still constitutes only a small portion of the world’s energy output.

Capacity Expansion

We have been expanding our manufacturing capacity since inception, and we intend to further expand our manufacturing capacity by constructing more manufacturing lines. We commenced commercial production of our first solar cell manufacturing line with a rated manufacturing capacity of 25 MW per annum in April 2006. With our experienced technical and production teams, we were able to achieve full manufacturing capacity in July 2006. We have since installed six additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facilities, two of which became fully operational in October 2006 and the other four lines became fully operational in August 2007, increasing our total rated manufacturing capacity to 175 MW per annum. We plan to build up to ten additional manufacturing lines by the end of 2008 to further increase our total production capacity to 425 MW per annum. We believe that increases in production capacity have had, and will continue to have, a significant effect on our financial condition and results of operations by increasing our revenues through increases in the production and sales of solar cells, and lowering our per unit manufacturing costs through economies of scale.

Availability and Price of Silicon Wafers

Silicon wafers are the most important raw material for the manufacturing of solar cell products. Polysilicon is the essential raw material from which silicon wafers are made. There is currently an industry-wide shortage of polysilicon resulting primarily from growing demand of the solar power and semiconductor industries, and limited growth in polysilicon manufacturing capacities. The limited availability of polysilicon and thus silicon wafers has resulted in significant price increases of both polysilicon and silicon wafers. As the solar power industry continues to grow, the availability of silicon wafers will, to a large extent, determine the output of solar cell manufacturers, including us. Failure to obtain sufficient quantities of polysilicon and silicon wafers could reduce the number of solar cells we manufacture and sell, resulting in decreases in our revenues, as well as limit our manufacturing capacity expansion as planned.

The success of our business and our growth strategy depends heavily on securing sufficient supply of silicon wafers to meet our existing and planned production capacity. We have entered into long-term silicon wafer supply contracts with Jinglong Group, M.SETEK, ReneSola and Shunda in amounts that we believe would allow us to meet our anticipated production needs for the remaining months of 2007 and a large portion of our anticipated production needs for 2008. Wafer prices under these contracts are generally renegotiable periodically between us and the suppliers based on the then-prevailing market conditions. See “Business — Raw Materials and Utilities — Silicon Wafers.” We also procure supplies of ingots or polysilicon from third parties and engage Jinglong Group to process such ingots and polysilicon into wafers for us. Furthermore, in order to meet a portion of our raw material requirements, we also enter into solar cell processing arrangements with customers who have their own wafer supplies. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers.

We cannot assure you that we will be able to secure sufficient quantities of silicon wafers to expand our manufacturing capacity as we planned. See “Risk Factors — Risks Related to Our Business — We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.”

Pricing of Our Solar Cell Products

Solar cells are priced on the basis of the number of watts of electricity they can generate. Pricing of solar cells is principally affected by manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the solar power industry. Increased economies of scale and improvement in manufacturing technologies in recent years have led to a steady decrease in manufacturing costs and the prices of solar cells.

We enter into sales contracts with customers which contain indicative delivery schedules. We price our products based on the prevailing market price at the time of the contracts with our customers, taking into account the size of the contract, the length of the contract, the strength and history of our relationship with each customer and our capacity utilization. The average selling price of our solar cells was approximately RMB 25.9 (US$3.4) and RMB 22.4 (US$2.9) per watt for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively. The decline in average selling price of our solar cells over these periods was mainly due to increased competition and changes in other market conditions. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies and reduced manufacturing costs.

Technology Improvement

The improvement of manufacturing technologies is crucial in increasing conversion efficiencies of solar cells. High conversion efficiencies reduce the manufacturing cost per watt of solar cells and increase the gross profit margin of the manufacturer. As a result, solar power companies, including us, are continuously pursuing technology improvements in an effort to increase conversion efficiencies.

Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%. The highest conversion efficiency rate achieved with solar cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Sciences. We intend to further enhance our research and development efforts on process technologies in solar cell production which can increase conversion efficiency of solar cells and reduce production costs. As part of our strategy to achieve this, we plan to build a research and development center in Shanghai.

Customers

While we have demonstrated our ability to quickly broaden and diversify our customer base and we believe most of the solar modules incorporating our products are distributed globally, we sell our solar cell products primarily in China with a high customer concentration ratio. For the year ended December 31, 2006, approximately 98.4% of our total sales revenue was generated from sales to customers based in China. During this period, sales to our three largest customers, including two customers who had been our related parties until August 2006, represented approximately 41.3% of our total revenues. For the six months ended June 30, 2007, approximately 88.6% of our total sales was generated from sales to customers based in China. During this period, sales to our three largest customers, which include Shanghai Chaori and two other third parties, represented approximately 62.7% of total revenues. Sales to our top ten customers accounted for approximately 84.3% and 87.8% of total revenues for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Our dependence on a limited number of customers for a significant portion of our revenues may cause significant fluctuations or declines in our revenues. See “Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.”

Critical Accounting Policies

The discussion and analysis of our operating results and financial condition are based on our audited financial statements, which we have prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. We base our estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

In reviewing our financial statements, our management considers (i) the selection of critical accounting policies; and (ii) the judgments and other uncertainties affecting the application of those critical accounting policies. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition. We generally recognize revenue from the sale of solar cells at the time of shipment, at which point title and risk of loss passes to the purchasers. We sell our products at agreed upon prices to our customers, which reflect prevailing market prices. Our considerations for recognizing revenue are based on the following:

•

Persuasive evidence that an arrangement (sale contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). The customer does not have a right of return and we do not provide any warranty on our products.

•

Most of shipping terms are FOB shipping point from our premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership. Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before we deliver our products which we record as advances from customers. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

We provide solar cell processing services to produce solar cells on behalf of third parties who have their own wafer supplies. Under these solar cell processing service arrangements, we purchase raw materials from a customer and agree to sell a specified quantity of solar cells produced from such materials back to the same customer. The quantity of solar cells sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from such customer based on current production conversion rates. We record revenues from these processing transactions based on the amount received for solar cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as processing service revenue and the production costs incurred related to providing the processing services are recorded as service processing costs within cost of revenues.

Allowance for doubtful accounts. We make provisions against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. As of December 31, 2005, December 31, 2006 and June 30, 2007, we did not record any allowance for doubtful accounts.

Advances to suppliers. Consistent with industry practice we make short-term and long-term advance payments from time to time to secure our raw material needs of silicon wafers, which are then offset against future purchases. We do not require collateral or other security against our advances to Jinglong Group or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is a deterioration in the credit worthiness of our suppliers, we will provide for such losses on these advances. As of December 31, 2006 and June 30, 2007, we determined that no provision is required for potential losses against advances to Jinglong Group or third party suppliers.

Inventory. Our inventories comprise raw materials, work in progress and finished goods. We state inventories at the lower of cost or market value. Cost of inventories is determined by the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. No provision was recognized as of December 31, 2005, December 31, 2006 and June 30, 2007.

Impairment of long-lived assets. We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. No impairment charge was recognized for the period from inception (May 18, 2005) to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007.

Share-based Compensation. Prior to December 31, 2005, we did not have share-based compensation arrangements. We adopted a stock incentive plan in 2006 and granted options to certain employees and non-employees under the incentive plan in August 2006 and April 2007. See “Management — Stock Option Plans.” We recognized share-based compensation expenses of RMB18.2 (US$2.4 million) and RMB 14.0 million (US$1.8 million) for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. We granted options to purchase a total of 4,410,000 ordinary shares and awarded restricted stock units for 510,000 ordinary shares to certain recently hired executive officers, a recently appointed director and two other employees in September 2007. We expect that our share-based compensation expenses relating to our September 2007 option grants and stock awards will have a material and adverse effect on our reported earnings for the year ending December 31, 2007 and over the remaining vesting periods. We estimate that our total share-based compensation expenses relating to our September 2007 option grants would be approximately US$31.6 million, which would be amortized over the applicable service periods using a graded vesting method. In addition, we estimate that our total share-based compensation expenses relating to our September 2007 stock awards would be approximately US$6.8 million, which would be amortized over the vesting period of these shares ranging from six months to two years starting from the recipients’ respective date of employment with us.

Grants to Employees

We account for the grant of employees share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123(R), which requires all share-based payments to employees and directors, to be recognized in the financial statements based on their grant date fair values.

The compensation expense is recognized over the applicable service period in accordance with the guidance provided by FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans — an interpretation of APB Opinions No. 15 and 25.” FIN No. 28 provides a graded vesting method over the vesting periods of the share options. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method.

The determination of the fair value of share-based awards and related share-based compensation expense requires input of subjective assumptions, including but not limited to the valuation model adopted, risk-free interest rate, expected life of the share-based awards, stock price volatility, and expected forfeiture rate. The selection of an appropriate valuation technique or model depends on the substantive characteristics of the instrument being valued. Risk free interest rates are decided based on the yield to maturity of U.S. government bonds as at respective dates of grant of options. Expected life of stock options granted is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies. Volatility is measured using a combination of historical daily price changes of comparable companies stock over the respective expected life of the option and implied volatility derived from traded options of comparable companies. Forfeiture rate is estimated based on our expectation for the future.

The assumptions used in calculating the fair value of share-based awards and related share-based compensation represent management’s best estimations, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we utilize different assumptions, our share-based compensation expense could be materially different for any period.

The fair value of the ordinary shares was determined retrospectively to the time of grant. Determining the fair value of our ordinary shares requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying ordinary shares for the options granted would be different.

Grants to Non-Employees

We account for equity instruments issued to the non-employee consultant in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded which would have resulted in either an increase or decrease in the compensation expense.

Income taxes. We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. As of December 31, 2005, December 31, 2006 and June 30, 2007, we recorded a full valuation allowance to reduce our net deferred tax assets to RMB 0.

Net intangible asset. Our intangible asset comprises technical know-how contributed by one of our shareholders upon formation of JA China and purchased accounting software. Technical know-how is carried at cost, less accumulated amortization. The technical know-how includes the design of our manufacturing lines, selection of manufacturing equipment, and specific technologies and methods for efficiency enhancement underlying the manufacturing processes. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years. Purchased accounting software is being amortized on a straight-line basis over the estimated life of five years. Amortization expense for the period from inception (May 18, 2005) to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007 was RMB 0.8 million, RMB 1.1 million (US$0.1 million) and RMB 0.6 million (US$0.1 million), respectively.

Convertible Redeemable Preferred Shares. In August 2006, we issued convertible redeemable preferred shares. We determined the fair value of our ordinary shares as of the commitment date in determining the beneficial conversion feature amount. Since the preferred shares were convertible immediately upon issuance, we amortized the entire beneficial conversion charge upon issuance. These preferred shares were converted into our ordinary shares upon the completion of our initial public offering in February 2007 and will have no further impact on our net income available to ordinary shareholders.

The fair value of the ordinary shares was determined retrospectively to the commitment date. Determining the fair value of our ordinary shares requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the amount of the beneficial conversion charge recorded because the estimated fair value of the ordinary shares would be different.

The assumptions used in calculating the fair value of the ordinary shares and related beneficial conversion charge represent management’s best estimations, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we utilize different assumptions, our beneficial conversion charge amount could be materially different for any period.

Revenues

We derive revenues primarily from sales of solar cell products to solar module manufacturers, who will then assemble and integrate our products into modules and systems. For the year ended December 31, 2006 and the six months ended June 30, 2007, we sold a substantial portion of our products to a limited number of customers, most of which were module manufacturers based in China. For the year ended December 31, 2006, sales to our largest customer and three largest customers accounted for approximately 19.6% and 41.3% of our total revenues, respectively. During this period, the top two customers were our related parties until August 2006, and sales to them accounted for approximately 33.1% of our total revenues. For the six months ended June 30, 2007, sales to our largest customer and three largest customers represented approximately 26.1% and 62.7% of our total revenues, respectively. Our three largest customers include one customer who had been our related party until August 21, 2006 and two other third parties. Sales to our top ten customers accounted for approximately 84.3% and 87.8% of total revenues for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Since we commenced commercial production in April 2006, we have broadened and diversified our customer base. As of June 30, 2007, we had 18 customers who have each purchased 1.2 MW or more of our solar cells. In addition, while our direct sales to overseas customers only accounted for approximately 1.6% and 11.4% of our total sales revenue for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively, we believe most of the solar modules incorporating our solar cell products are distributed globally.

From April 2006 to December 2006, we sold approximately 26.3 MW of solar cells at an average selling price of RMB 25.9 (US$3.4) per watt. For the six months ended June 30, 2007, we sold approximately 38.4 MW of solar cells at an average selling price of RMB 22.4 (US$2.9) per watt. The average selling price of our solar cell products has declined over the fourth quarter of 2006 and the first quarter of 2007 due to, to a large extent, increased competition and changes in other market conditions. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies and reduced manufacturing costs.

For the six months ended June 30, 2007, our revenues also included revenues from solar cell processing services which amounted to approximately RMB 26.3 million (US$3.5 million), or 3.3% of our total revenues. We provide solar cell processing services to customers who have their own wafer supplies. For the six months ended June 30, 2007, we produced approximately 4.6 MW of solar cells under these processing arrangements. We, on average, charged US$0.75 per watt for the solar cells we processed. We provide solar cell processing services to customers mainly to utilize our excess production capacities when our wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities. As we believe we have contractually secured a significant amount of wafer supplies under long-term wafer supply contracts, we expect our revenues from solar cell processing will continue to constitute a small portion of our total revenues for the remaining months of 2007 and for 2008.

Cost of Revenues and Operating Expenses

For the year ended December 31, 2006, our cost of revenues and our operating expenses as a percentage of our total revenues were 75.3% and 5.9%, respectively. For the six months ended June 30, 2007, our cost of revenues and our operating expenses as a percentage of our total revenues were 77.4% and 4.5%, respectively. Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues. The following table sets forth the amounts of our cost of silicon wafers and other cost of revenues and each of them as a percentage of total cost of revenues for the periods indicated:

	From Inception (May 18, 2005) to December 31, 2005		Year Ended December 31, 2006			Six Months Ended June 30,
						2006		2007
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Silicon Wafers	—	—	473,213	62,167	90.3%	65,069	86.1%	550,803	72,360	89.8%
Other	—	—	50,950	6,693	9.7%	10,476	13.9%	62,451	8,204	10.2%

Total cost of revenues	—	—	524,163	68,860	100.0%	75,545	100.0%	613,254	80,564	100.0%

Silicon wafers. Silicon wafers are the most important raw material of our solar cell products. For the year ended December 31, 2006 and for the six months ended June 30, 2007, the cost of silicon wafers accounted for approximately 90.3% and 89.8% of our cost of revenues, respectively. We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future.

Other. Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar cell products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses and overhead expenses. For the year ended December 31, 2006 and for the six months ended June 30, 2007, other cost of revenues accounted for approximately 9.7% and 10.2% of our cost of revenues, respectively.

Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	From Inception (May 18, 2005) to December 31, 2005		Year Ended December 31, 2006			Six Months Ended June 30,
						2006		2007
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling, general and administrative expenses	2,638	87.3%	39,656	5,210	96.7%	6,272	95.2%	34,220	4,496	95.5%
Research and development expenses	384	12.7%	1,358	178	3.3%	318	4.8%	1,629	214	4.5%

Total operating expenses	3,022	100.0%	41,014	5,388	100.0%	6,590	100.0%	35,849	4,710	100.0%

Selling, general and administrative expenses. Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, business travel expenses, fees and expenses of auditing and other professional services. Compensation costs of RMB 18.2 million (US$2.4 million) and RMB 13.2 million (US$1.7 million) relating to our stock options granted to certain employees and consultants are included as part of our selling, general and administrative expenses for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively, representing approximately 45.8% and 38.7% of our selling, general and administrative expenses for the respective periods. Our selling, general and administrative expenses accounted for 87.3%, 96.7%, and 95.5% of our total operating expenses for the period from the inception (May 18, 2005) to December 31, 2005, the year ended December 31, 2006, and the six months ended June 30, 2007, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base. We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business.

We granted options to purchase a total of 4,410,000 ordinary shares and awarded restricted stock units for 510,000 ordinary shares to our recently hired executive officers, a recently appointed director and two other employees in September 2007. See “Management-Stock Option Plan.” We expect that our share-based compensation expenses relating to our September 2007 option grants and stock awards will have a material and adverse effect on our reported earnings for the year ending December 31, 2007 and over the remaining vesting periods. We estimate that our total share-based compensation expenses relating to the option grants on September 17, 2007 would be approximately US$31.6 million, which would be amortized over the applicable service periods using a graded vesting method. In addition, we estimate that our total share-based compensation expenses relating to our September 2007 stock awards would be approximately US$6.8 million, which would be amortized over the vesting period of these shares ranging from six months to two years starting from the recipients’ respective date of employment with us.

Research and development expenses. Research and development expenses primarily consist of compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 12.7%, 3.3%, and 4.5% of our total operating expenses for the period from inception (May 18, 2005) to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. We believe that research and development is critical to the success of our business and as a result, we intend to increase our investments in research and development. As part of our business strategy, we plan to build a research and development center in Shanghai.

Internal Control over Financial Reporting

We have previously disclosed in our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007, and our annual report on Form 20-F for the fiscal year ended December 31, 2006 that we have identified material weaknesses in internal control over financial reporting. In connection with the preparation of our consolidated financial statements as of and for the period from inception (May 18, 2005) to December 31, 2005 and as of and for the nine-month period ended September 30, 2006, we identified the following specific control deficiencies which remain material weaknesses in our internal control over financial reporting as of December 31, 2006:

We did not have an effective control environment because of the following material weaknesses: (i) an insufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of GAAP and in internal controls over financial reporting commensurate with our reporting requirements, (ii) a lack of an appropriate level of control consciousness as it relates to the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures, assignment of roles and responsibilities, and the necessary lines of communications within its organizational structure to support its activities, (iii) a lack of effective control monitoring activities, and (iv) a lack of an effective risk assessment process.

The control environment sets the tone of an organization, influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. These control environment material weaknesses contributed to the material weaknesses discussed below.

We did not have effective controls over certain of our accounts and disclosures because of the following material weaknesses:

•

ineffective controls over procedures used to enter transaction totals into the general ledger and initiate, authorize, record and process journal entries into the general ledger as well as record recurring and nonrecurring adjustments to the financial statements, due to (i) untimely and inadequate journal entry review and approval by a senior accounting officer, (ii) a lack of appropriate policies and procedures surrounding timely and complete preparation and approval of account analyses and reconciliations with adequate support, and (iii) a lack of effective controls over the preparation and review of the consolidated financial statements and disclosures. Specifically, effective controls were not designed and in place over the process related to identifying and accumulating all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and disclosures;

•

inadequate controls and procedures used (i) to evaluate the creditworthiness of related party suppliers to which we advance funds in order to determine a provision, if necessary, and (ii) to ensure that transactions and arrangements with related parties are appropriately identified and summarized in the accounting records and disclosed in the financial statements;

•

ineffective controls over accounting for income taxes, including the determination of deferred income tax assets and liabilities and related valuation allowance, including a lack of effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related deferred income taxes and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the deferred income tax balances;

•

inadequate policies and procedures related to accounting and disclosure for complex contracts, including a lack of adequate controls (i) to identify and centrally accumulate all new significant contracts for review by relevant parties (e.g. our accounting department), (ii) to determine and accurately record the accounting implications of significant contracts, and (iii) to ensure ongoing compliance with terms and conditions of significant contracts;

•

a lack of adequately designed controls over our revenue cycle, including lack of effective controls over (i) documenting approval for exceptions to terms of standard sales contracts, (ii) a lack of evidence documenting our evaluation and approval to extend and monitor credit terms to customers when, on an exception basis, credit is granted to customers, (iii) documenting verification of shipment quantities to sales orders, (iv) documenting methodology for determining doubtful accounts reserve, and (v) adequate disclosure of related party revenues and accounts receivables in the financial statements;

•

a lack of adequately designed controls over the inventory cycle, including lack of effective controls over (i) adequate written instructions for periodic physical inventory counts, (ii) timely reconciliation of physical counts to financial records, (iii) timely maintenance of perpetual inventory records including cutoff procedures, (iv) control over transfers within the production process, (v) documentation of policies and procedures surrounding inventory costing, (vi) documentation of accounting policy, methodology and procedures used to evaluate excess, slow moving, obsolete inventory reserves as well as inventory whose carrying value is in excess of net realizable value including consideration of the impact of advances to related party supplier for future inventory purchases has on these provisions;

•

a lack of adequately designed controls over fixed assets, the related depreciation expense, and leased property and equipment, including lack of adequate controls to (i) periodically perform property and equipment inventory counts, (ii) transfer equipment from construction in progress to fixed assets, (iii) properly capitalize interest expense, (iv) properly calculate depreciation expense of fixed assets, and (v) verify the completeness and accuracy of leased property and equipment and that future obligations related to such leases were properly disclosed;

•

a lack of adequately designed controls over the payroll cycle, including a lack of policies and procedures for (i) approving new employees into the payroll process (including personal information and proper approval for employees’ salaries), (ii) review of time cards submitted by employees for validity and accuracy, and (iii) timely reconciliation of payroll records to the general ledger; and

•

a lack of adequately designed controls over the purchase cycle (i) to document the review of goods received compared with purchase order amounts, (ii) to document inspection of quality of raw materials received by warehouse personnel, (iii) to periodically review accounts payable to vendor statements and (iv) cutoff of expenses at period end.

We have also identified significant deficiencies in our internal control over financial reporting, including a lack of adequately designed controls over cash and cash equivalents and a lack of adequate human resources policies and procedures to address hiring, training, promoting and compensating employees.

We have engaged in, and will continue to engage in, substantial efforts to address the material weaknesses and significant deficiencies in our internal control over financial reporting. We have taken the following on-going initiatives that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

•

Since the third quarter of 2006, we have significantly expanded our accounting and finance personnel. Our chief financial officer, who has extensive prior experience applying U.S. GAAP, joined us in July 2006. In addition, we hired nine accounting and finance personnel from August 2006 to August 2007, including (i) a finance manager to lead the period-end financial close process among other responsibilities; (ii) two accounting managers to lead general accounting area including accounts reconciliation, analysis, inventory process management among other responsibilities; (iii) an internal audit manager who has relevant knowledge and experience in both generally accepted accounting principles and SOX 404 compliance to lead our SOX 404 compliance program; and (iv) four university graduates with accounting degrees and one staff member with 10 years of accounting clerk experience to assist in the general accounting areas. Our general plan for hiring and training of accounting and finance personnel is intended to ensure that we will have sufficient personnel with knowledge, experience and training in the application of generally accepted accounting principles commensurate with the our financial reporting requirements.

•

Since the third quarter of 2006, we have retained the services of external accounting consultants, other than our independent registered public accounting firm, with relevant U.S. GAAP accounting experience, skills and knowledge and working under the supervision and direction of our management, to supplement our accounting personnel during our quarterly and year-end financial close and reporting process.

•

Since the third quarter of 2006, we have retained the services of external internal control consultants, other than our independent registered public accounting firm, with relevant experience, skills and knowledge and working under the supervision and direction of our management, to supplement our existing personnel and to assist with (i) performing a root cause analysis of identified internal control deficiencies; (ii) performing a preliminary risk assessment with regard to the requirements of SOX 404; (iii) remediation of existing internal controls; and (iv) preparation for compliance with SOX 404.

•

Since the third quarter of 2006, we have implemented a finance transformation initiative. This initiative is designed to (i) develop and implement remediation strategies to address the existing material weaknesses, (ii) improve operational performance of our finance and accounting processes, (iii) implement a new information system for accounting and financial reporting, (iv) establish greater organizational accountability and lines of approval, and (v) develop an organizational model that better supports our redesigned processes and operations and prepare for compliance with SOX 404. This effort will be supported by both the addition of resources and expertise to our accounting and finance organization and assistance from external consultants with our implementation of information systems, U.S. GAAP accounting and external financial reporting, remediation of existing internal controls deficiencies and preparation for compliance with SOX 404.

•

Since the third quarter of 2006, we have established a set of policies and procedures regarding internal control over financial reporting in all business cycles. Additionally, we expect to ensure proper communication and training so that policies and procedures are consistently implemented and can be monitored effectively.

•

We have appointed three independent directors to our board and have established an audit committee, a compensation committee and a nominating and corporate governance committee within our board. Our audit committee is composed solely of independent directors and our compensation and nominating and corporate governance committees each consists of three independent directors and two management directors.

•	In August 2007, we retained external consultants, other than our independent registered public accounting firm, to provide internal audit services to us.

While we have begun taking the actions described above to address the material weaknesses and significant deficiencies identified, additional measures will be necessary and these measures, along with other measures we expect to take to improve our internal control over financial reporting, may not be sufficient to address the material weaknesses and significant deficiencies identified to provide reasonable assurance that our internal control over financial reporting is effective. In addition, we may in the future identify additional material weaknesses in our internal control over financial reporting.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the six quarterly periods ended June 30, 2007. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in customer demand and the seasonality of consumer spending and industry demand for solar cell products. See “Risk Factors — Risks Related to Our Business — Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.”

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(in thousands RMB, except for operating data)
Consolidated Statements of Operations Data:
Net revenues
Solar cells to third parties	—	29,221	226,488	309,618	334,553	429,872
Solar cells to related parties	3,015	66,855	21,474	39,786	481	909
Solar cell processing	—	—	—	—	116	26,203

Total revenues	3,015	96,076	247,962	349,404	335,150	456,984

Cost of revenues
Solar cells	(2,465)	(73,080)	(182,884)	(265,734)	(266,351)	(340,498)
Solar cell processing	—	—	—	—	(44)	(6,361)

Total cost of revenues	(2,465)	(73,080)	(182,884)	(265,734)	(266,395)	(346,859)

Gross profit	550	22,996	65,078	83,670	68,755	110,125

Selling, general and administrative expenses	(2,116)	(4,156)	(24,498)	(8,886)	(9,772)	(24,447)
Research and development expenses	(182)	(137)	(393)	(646)	(920)	(709)

Total operating expenses	(2,298)	(4,293)	(24,891)	(9,532)	(10,692)	(25,157)

Income/ (loss) from operations	(1,748)	18,703	40,187	74,138	58,063	84,968
Interest expense	(591)	(1,187)	(1,057)	(2,219)	(2,815)	(961)
Interest income	44	64	317	399	11,492	19,902
Foreign exchange gain/ (loss)	(74)	177	153	1,044	(6,233)	(30,310)
Other income	—	—	—	64	—	2,068

Income/ (loss) before income taxes	(2,369)	17,757	39,600	73,426	60,507	75,667
Income tax benefit/ (expense)	—	—	—	—	—	—

Net income/ (loss)	(2,369)	17,757	39,600	73,426	60,507	75,667

Preferred shares accretion	—	—	(490)	(1,114)	(515)	—
Preferred shares beneficial conversion charge	—	—	(34,732)	—	—	—
Allocation of net income to participating preferred shareholders	—	—	(233)	(5,449)	(1,648)	—

Net Income available to ordinary shareholders	(2,369)	17,757	4,145	66,863	58,343	75,667

Other Consolidated Financial Data (in percentages):
Gross margin	18.2%	23.9%	26.2%	23.9%	20.5%	24.1%
Operating margin	—	19.5%	16.2%	21.2%	17.3%	18.6%
Net margin	—	18.5%	16.0%	21.0%	18.1%	16.6%

Operating Data:
Products sold (in MW)	0.1	3.4	9.1	13.7	14.4	24.0
Average selling price per watt (in RMB)	26.5	26.9	27.0	24.8	22.7	22.1

For the six quarters ended June 30, 2007, our total revenues increased quarter-over-quarter, except for the first quarter of 2007, during which period our total revenues decreased slightly from the fourth quarter of 2006 due to the decline in our average selling prices. The growth of our total revenues was primarily a result of our increased sales volume over the periods as we expanded our production capacity per annum from 25 MW in April 2006 to 75 MW in October 2006 and further to 175 MW in August 2007.

We have been profitable in every quarter since we commenced commercial operations in April 2006. Our net income increased quarter-over-quarter for the six quarters ended June 30, 2007 except for the first quarter of 2007 due to the decline in our total revenues and increases in our cost of revenues and operating expenses, which were largely due to the decline in our average selling prices and increased wafer costs, as well as a net foreign exchange loss.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated:

	From Inception (May 18, 2005) to December 31, 2005		Year Ended December 31, 2006			Six Months Ended June 30,
						2006		2007
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages and operating data)
Consolidated Statements of Operations Data:
Net revenues
Solar cells to third parties	—	—	565,327	74,268	81.2%	29,221	29.5%	764,425	100,423	96.5%
Solar cells to related parties	—	—	131,131	17,227	18.8%	69,871	70.5%	1,390	183	0.2%
Solar cell processing	—	—	—	—	—	—	—	26,319	3,458	3.3%

Total revenues	—	—	696,458	91,495	100.0%	99,092	100.0%	792,134	104,064	100.0%

Cost of revenues
Solar cells	—	—	(524,163)	(68,860)	(75.3)%	(75,546)	(76.2)%	(606,849)	(79,723)	(76.6)%
Solar cell processing	—	—	—	—	—	—	—	(6,405)	(841)	(0.8)%

Total cost of revenues	—	—	(524,163)	(68,860)	(75.3)%	(75,546)	(76.2)%	(613,254)	(80,564)	(77.4)%

Gross profit	—	—	172,295	22,635	24.7%	23,546	23.8%	178,880	23,500	22.6%
Selling, general and administrative expenses	(2,638)	—	(39,656)	(5,210)	(5.7)%	(6,272)	(6.4)%	(34,220)	(4,496)	(4.3)%
Research and development expenses	(384)	—	(1,358)	(178)	(0.2)%	(318)	(0.3)%	(1,629)	(214)	(0.2)%

Total operating expenses	(3,022)	—	(41,014)	(5,388)	(5.9)%	(6,590)	(6.7)%	(35,849)	(4,710)	(4.5)%

Income/ (loss) from operations	(3,022)	—	131,281	17,247	18.8%	16,956	17.1%	143,031	18,790	18.1%

Interest expense	—	—	(5,055)	(664)	(0.7)%	(1,778)	(1.8)%	(3,777)	(496)	(0.5)%
Interest income	39	—	824	108	0.1%	107	0.1%	31,394	4,124	4.0%
Other income	—	—	64	8	0.1%	—	—	2,068	272	0.2%
Foreign exchange gain/ (loss)	(128)	—	1,300	171	0.2%	104	(0.1)%	(36,543)	(4,801)	(4.6)%

Income/ (loss) before income taxes	(3,111)	—	128,414	16,870	18.4%	15,389	15.5%	136,173	17,889	17.2%
Income tax benefit/ (expense)	—	—	—	—	—	—	—	—	—	—

Net income/ (loss)	(3,111)	—	128,414	16,870	18.4%	15,389	15.5%	136,173	17,889	17.2%

Preferred shares accretion	—	—	(1,603)	(211)	(0.2)%	—	—	(515)	(68)	(0.1)%
Preferred shares beneficial conversion charge	—	—	(34,732)	(4,563)	(5.0)%	—	—	—	—	—
Allocation of net income to participating preferred shareholders	—	—	(5,683)	(746)	(0.8)%	—	—	(1,648)	(216)	(0.2)%

Net income available to holders of ordinary shares	(3,111)	—	86,396	11,350	12.4%	15,389	15.5%	134,010	17,605	16.9%

Operating Data:
Products sold (in MW)	—	—	26.3	—	—	3.6	—	38.3	—	—
Average selling price per watt	—	—	25.9	3.4	—	26.9	—	22.4	2.9	—

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Total revenues.    Our total revenues increased by RMB 693.0 million from RMB 99.1 million for the six months ended June 30, 2006 to RMB 792.1 million (US$104.1 million) for the six months ended June 30, 2007. This increase was due to the increase in sales volume of our solar cells as a result of our increased manufacturing capacity. We commenced commercial production on our first solar cell manufacturing line in April 2006, which reached full production capacity in July 2006. We ramped up two additional manufacturing lines with a total rated capacity of 50 MW in October 2006. As a result of our increased production capacity, our cell production increased significantly and our sales volume increased from 3.6 MW in the six months ended June 30, 2006 to 38.4 MW in the six months ended June 30, 2007. Substantially all of our revenues came from sales of our solar cell products. For the six months ended June 30, 2007, our revenues also included RMB26.3 million (US$3.5 million) of revenues generated from solar cell processing services representing approximately 3.3% of our total revenues for the period.

Cost of revenues.    Our cost of revenues increased from RMB 75.5 million for the six months ended June 30, 2006 to RMB 613.3 million (US$80.6 million) for the six months ended June 30, 2007. The increase in our cost of revenues was due to our increased consumption of silicon wafers and other raw materials as we increased our production and sales of solar cells with additional production capacity.

Gross profit and gross margin.    Our gross profit increased from RMB 23.5 million for the six months ended June 30, 2006 to RMB 178.9 million (US$23.5 million) for the six months ended June 30, 2007. Our gross margin decreased from 23.8% for the six months ended June 30, 2006 to 22.6% for the six months ended June 30, 2007. The decrease in the gross margin was primarily due to a larger decrease in the average selling price per watt of our solar cells compared with the decrease in our unit wafer cost.

Operating expenses.    Our total operating expenses increased from approximately RMB 6.6 million for the six months ended June 30, 2006 to approximately RMB 35.8 million (US$4.7 million) for the six months ended June 30, 2007. The increase in operating expenses was primarily due to an increase in selling, general and administrative expenses, and to a lesser extent, an increase in our research and development expenses. Operating expenses as a percentage of our total revenues decreased from 6.7% for the six months ended June 30, 2006 to 4.5% for the six months ended June 30, 2007 as we improved our operating efficiency with an increased production capacity.

•

Selling, general and administrative expenses.    Our selling, general and administrative expenses increased from RMB 6.3 million for the six months ended June 30, 2006 to RMB 34.2 million (US$4.5 million) for the six months ended June 30, 2007. The increase in our selling, general and administrative expenses was due to our increased sales activities as well as a share-based compensation charge of RMB 13.2 million related to stock options granted to employees, directors and certain outside consultant in August 2006 and April 2007.

•

Research and development expenses.    Our research and development expenses increased from RMB 0.3 million for the six months ended June 30, 2006 to RMB 1.6 million (US$0.2 million) for the six months ended June 30, 2007 as we hired additional research and development personnel as we expanded our production capacity.

Interest expense and interest income.    Our interest expense, which constitutes the portion of interest on our short-term bank borrowings that is not capitalized, increased from RMB 1.8 million for the six months ended June 30, 2006 to RMB 3.8 million (US$0.5 million) for the six months ended June 30, 2007. The increase was primarily due to increased short-term bank borrowings as we expanded our productions. Our interest income, which constitutes interest earned from bank deposits, increased from RMB 0.1 million for the six months ended June 30, 2006 to RMB 31.4 million (US$4.1 million) for the six months ended June 30, 2007, primarily because our bank deposits increased significantly after we completed our initial public offering in February 2007, from which we received approximately US$237.9 million in net proceeds.

Foreign exchange loss.    Our foreign exchange loss increased from a gain of RMB 0.1 million for the six months ended June 30, 2006 to a loss of RMB 36.5 million (US$ 4.8 million) for the six months ended June 30, 2007. We incurred a significant amount of foreign exchange loss in the six months ended June 30, 2007 because we continued to hold substantially all of the unused proceeds from our initial public offering in US dollars and the Renminbi appreciated against the US dollar from RMB 7.8041 to US$1.00 as at December 30, 2006 to RMB 7.6120 to US$1.00 as at June 29, 2007.

Net income.    Our net income increased from approximately RMB 15.4 million for the six months ended June 30, 2006 to approximately RMB 136.2 million (US$17.9 million) for the six months ended June 30, 2007.

Year Ended December 31, 2006

Total revenues.    We commenced commercial operations in April 2006 and our total revenues for the year ended December 31, 2006 amounted to approximately RMB 696.5 million (US$91.5 million), including RMB 565.3 million (US$74.3 million) from third parties and RMB 131.1 million (US$17.2 million) from related parties. All of our revenues come from sales of our solar cell products.

Cost of revenues.    Our cost of revenues for the year ended December 31, 2006 totaled approximately RMB 524.2 million (US$68.9 million), or 75.3% of our total revenues for the year. Approximately 90.3% of our cost of revenues are cost of silicon wafers and the remaining 9.7% include cost of other direct raw materials, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses and overhead expenses.

Gross profit and gross margin.    Our gross profit for the year ended December 31, 2006 totaled approximately RMB 172.3 million (US$22.6 million), representing a gross margin of 24.7%.

Operating expenses.    Our operating expenses for the year ended December 31, 2006 totaled approximately RMB 41.0 million (US$5.4 million). Selling, general and administrative expenses accounted for approximately 96.7% of our total operating expenses, and the remaining 3.3% of our total operating expenses were research and development expenses.

Interest expense and interest income.    Our interest expense for the year ended December 31, 2006, which constitutes the portion of interest on our short-term bank borrowings that is not capitalized, was approximately RMB 5.1 million (US$0.7 million). Our interest income for the year ended December 31, 2006, which constitutes interest earned from bank deposits, was RMB 0.8 million (US$0.1 million). As a result, our net interest expense for the year ended December 31, 2006 was approximately RMB 4.3 million (US$0.6 million).

Foreign exchange gain.    For the year ended December 31, 2006, we had a foreign exchange gain of RMB 1.3 million (US$0.2 million) due to the Renminbi’s appreciation against the US dollar. Our preferred shares were subscribed for in US dollars and some of our payables for equipment purchases were denominated in US dollars.

Net income.    Our net income for the year ended December 31, 2006 was approximately RMB 128.4 million (US$16.9 million), representing a profit margin of 18.4%.

Preferred share accretion and beneficial conversion charge.    For the year ended December 31, 2006, we recorded aggregate deemed dividends on preferred shares of RMB 36.3 million (US$4.8 million), including RMB1.6 million (US$0.2 million) attributable to accretion and RMB 34.7 million (US$4.6 million) attributable to beneficial conversion feature of the preferred shares. The deemed dividends were due to the difference between the sale and conversion prices of Series A preference shares we issued in August and their fair market values. These preferred shares were converted into our ordinary shares at the completion of our initial public offering in February 2007.

From Inception (May 18, 2005) to December 31, 2005

Total revenues, cost of revenues, and gross profit.    Total revenues, cost of revenues, and gross profit were RMB 0, RMB 0 and RMB 0, respectively, for the period from our inception (May 18, 2005) to December 31, 2005. We did not record any revenues, cost of revenues or gross profit during this period because we did not purchase any raw materials or manufacture any products, and therefore, did not generate any revenue or gross profit.

Operating expenses.    Our operating expenses, which consist of general and administrative expenses and research and development expenses, for the period from inception (May 18, 2005) to December 31, 2005 was RMB 3.0 million. General and administrative expenses accounted for 87.3% of our total operating expenses and the remaining 12.7% of our total operating expenses were research and development expenses.

Net interest income and foreign exchange loss.    Our interest expense for the period from inception (May 18, 2005) to December 31, 2005 was RMB 0. Our interest income, which was derived from bank deposits, was RMB 38,965. We had a foreign exchange loss of RMB 128,152 for the period due to the Renminbi’s appreciation against the US dollar as some of our cash was in US dollar deposits.

Net loss.    Since we did not have any revenue for the period from inception (May 18, 2005) to December 31, 2005, we had a net loss of approximately RMB 3.1 million.

Liquidity and Capital Resources

Cash Flows and Working Capital.    We have financed our operations primarily through equity contributions by our shareholders, short-term bank borrowings and cash flow from operations. As of June 30, 2007, December 31, 2006 and December 31, 2005, we had RMB 1.57 billion (US$205.7 million), RMB 95.8 million (US$12.6 million) and RMB 11.0 million in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits. As of June 30, 2007, December 31, 2006 and December 31, 2005, we had RMB 150.0 million (US$19.7 million), RMB 150.0 million (US$19.7 million) and RMB 0 in outstanding short-term bank borrowings, respectively. Our short-term borrowings outstanding as of June 30, 2007 bore an interest rate of 6.12% per annum, with RMB 50.0 million due in each of October 2007, December 2007 and January 2008. For more information about our short-term loans, see “— Contractual Obligations.”

Due to the industry-wide shortage of silicon raw materials, working capital and access to financing for purchase of silicon raw materials are critical to growing our business. We have significant working capital commitments because suppliers of silicon wafers require us to make prepayments in advance of shipments. Our advances to suppliers increased significantly from RMB 41.4 million (US$5.4 million) as of December 31, 2006 to RMB 360.2 million (US$47.3 million) as of June 30, 2007 as we sought to secure adequate wafer supplies for our expanded manufacturing capacity.

The following table sets forth a summary of our cash flows for the periods indicated:

	From Inception (May 18, 2005) to December 31, 2005	Year Ended December 31, 2006		Six Months Ended June 30,
				2006	2007
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(1,635)	(61,807)	(8,120)	(68,439)	(207,135)	(27,212)
Net cash used in investing activities	(37,972)	(107,619)	(14,138)	(57,193)	(148,546)	(19,515)
Net cash provided by financing activities	50,700	254,840	33,479	159,901	1,858,186	244,113
Effect of exchange rate changes on cash and cash equivalents	(122)	(627)	(82)	(108)	(32,320)	(4,246)

Net increase in cash and cash equivalents	10,971	84,787	11,139	34,161	1,470,185	193,140

Cash and cash equivalents at the beginning of the period	—	10,971	1,441	10,971	95,758	12,580

Cash and cash equivalents at the end of the period	10,971	95,758	12,580	45,132	1,565,943	205,720

Operating Activities.    Net cash used in operating activities for the six months ended June 30, 2007, the year ended December 31, 2006 and the period from inception (May 18, 2005) to December 31, 2005 totaled RMB 207.1 million (US$27.2 million), RMB 61.8 million (US$8.1 million), and RMB 1.6 million, respectively. Net cash used in operating activities for the six months ended June 30, 2007 primarily resulted from increases in advance to third-party suppliers of RMB 341.9 million and accounts receivable from third-party customers of RMB 92.8 million, partially offset by net income of RMB 136.2 million, an increase in accounts payable of RMB 39.0 million, exchange loss of RMB 31.7 million, share-based compensation expenses of RMB 14.0 million and depreciation and amortization of RMB 11.6 million. Net cash used in operating activities for the year ended December 31, 2006 was primarily a result of increases in inventories of RMB 154.7 million, advances to related party suppliers of RMB 39.8 million and account receivable from third party customer of RMB 47.7 million, partially offset by net income of RMB 128.4 million, an increase in advances from third party customers of RMB 21.3 million, stock option compensation expenses of RMB 18.2 million and depreciation and amortization of RMB 11.2 million. Net cash used in operating activities for the period from inception (May 18, 2005) to December 31, 2005 primarily resulted from a net loss of RMB 3.1 million and an increase in other current assets, partially offset by depreciation and amortization and an increase in amounts due to related parties.

Investing Activities.    Net cash used in investing activities for the six months ended June 30, 2007, the year ended December 31, 2006, and the period from inception (May 18, 2005) to December 31, 2005 amounted to RMB 148.5 million (US$19.5 million), RMB 107.6 million (US$14.1 million), and RMB 38.0 million, respectively, primarily as a result of purchases of property and equipment in each of the periods.

Financing Activities.    Net cash provided by financing activities for the six months ended June 30, 2007, the year ended December 31, 2006, and the period from inception (May 18, 2005) to December 31, 2005 were RMB 1,858.2 million (US$244.1 million), RMB 254.8 million (US$33.5 million), and RMB 50.7 million, respectively. Net cash provided by financing activities for the six months ended June 30, 2007 consisted of RMB1,858.2 million from net proceeds from our initial public offering in February 2007. Net cash provided by financing activities for the year ended December 31, 2006 consisted of RMB 59.9 million (US$7.9 million) of pro-rata capital contribution from ordinary shareholders, RMB 150.0 million (US$19.7 million) from short-term bank borrowings and RMB 110.7 million (US$14.5 million) of net proceeds from issuance of preferred shares, partially offset by a return of capital of RMB 65.7 million (US$8.6 million) to ordinary shareholders in connection with our corporate restructuring into an offshore holding company structure. Net cash provided by financing activities for the period from inception of business to December 31, 2005 were the proceeds from the issuance of ordinary shares upon formation.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering are sufficient to meet our anticipated cash needs, including our cash needs for working capital and our contractually committed capital expenditures, for the year ending December 31, 2008. We may, however, require additional cash due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, will result in dilution to our shareholders. The incurrence of debt may divert cash for working capital and capital expenditures to service debt obligations and may result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of RMB 38.0 million, RMB 107.6 million (US$14.1 million) and RMB 151.9 million (US$20.0 million) in the period from inception (May 18, 2005) to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment to construct and expand our solar cell manufacturing lines. We expect that purchase of such property and equipment will continue to constitute a significant portion of our capital expenditures. Since the completion of our initial public offering, we have expended approximately US$20 million from the net proceeds of our initial public offering to purchase manufacturing equipment for the installation of four additional manufacturing lines in our Ningjin, Hebei facilities.

In August 2007, we expended RMB 112.7 million (US$14.8 million) from the net proceeds of our initial public offering to purchase an office building in Zhabei, Shanghai to be used as our future headquarters. We expect to expend approximately US$70 million from the net proceeds we expect to receive from this offering by the end of the first quarter of 2008 to purchase manufacturing equipment and construct manufacturing facilities for the planned expansion of our manufacturing capacities. We also expect to expend approximately US$10 million from the net proceeds we expect to receive from this offering by the end of the second quarter of 2008 to enhance our research and development capabilities.

Off-Balance Sheet Arrangements

Except for operating leases, we do not have any off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. See “— Contractual Obligations” for a description of our operating leases.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term debt obligations (including interest averaging 6.12%)	154,310	154,310	—	—	—
Operating lease obligations	11,224	3,384	6,040	1,800	—
Purchase obligations	599,056	599,056	—	—	—

Total	764,590	756,750	6,040	1,800	—

The following table sets forth a summary of our outstanding short-term debt obligations as of June 30, 2007.

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Rate	Interest Payment Periods
Agricultural Bank of China	October 2006	October 2007	50,000,000	6.12%	Monthly
Bank of China	December 2006	December 2007	50,000,000	6.12%	Quarterly
Bank of China	January 2007	January 2008	50,000,000	6.12%	Quarterly

From June 2005 to June 2006, we leased certain assets, including offices, dormitory and production facilities, from Jinglong Group under an operating lease. During the same time, we also leased a piece of land under an operating lease from a third party expiring in May 2019. On July 1, 2006, we renewed our operating lease with Jinglong Group, which expires in June 2010, with an annual rental of RMB 1.8 million. The renewed operating lease covers the previously leased assets from Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by Jinglong Group. We executed a lease termination agreement for the land with the third party on June 30, 2006. In June 2007, we entered into another lease with Jinglong Group to expand our Ningjing facilities to host our four manufacturing lines installed in July 2007. This lease expires in June 2011 and has an annual rental of RMB 1.2 million. See “Related Party Transactions — Transactions with Jinglong Group — Lease Agreements for Ningjing Facilities.” We lease three apartments and buildings in Shanghai from third parties with an annual rental of RMB 0.02 million, RMB 0.3 million and RMB 0.2 million, expiring May 2008, February 2008 and August 2008, respectively.

Our purchase obligations include commitments to purchase machinery and equipment and raw materials. In September 2006, we entered into a wafer supply contract with ReneSola, which was amended in August 2007. Under our wafer supply contract with ReneSola, we made a prepayment of RMB 32.1 million in January 2007, representing 30% of the agreed total payments of RMB 107.1 million for wafer supplies to be delivered in 2007. We are required to make a total prepayment of RMB 100.8 million in two equal installments in September 2007 and December 2007, representing 25% of the agreed total payments of RMB 403.2 million for wafer supplies to be delivered in 2008. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Contract with ReneSola.”

In connection with the expansion of M.SETEK’s polysilicon and wafer production capacity in Japan, we entered into a wafer supply contract with M.SETEK in December 2006, which was amended in June 2007. Under the M.SETEK contract, we are required to make a total prepayment of US$100 million. We have made two prepayments of US$30 million each in June and August 2007 using the net proceeds from our initial public offering, and are required to make another prepayment of US$40 million before October 31, 2007. See “Business Raw Materials and Utilities — Silicon Wafers — Long-term Supply Contract with M.SETEK.” In addition, we entered into a polysilicon supply contract with a major European-based polysilicon manufacturer in January 2007 and we made the prepayment of €7.0 million in February 2007.

In August 2007, we entered into a 41-month wafer supply contract with Shunda, under which we are required to make a total prepayment of RMB 350 million. We made two prepayments in the amounts of RMB 80 million and RMB 100 million in August 2007 and September 2007, respectively, and we expect to make the remaining required prepayment of RMB 170 million before November 30, 2007. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Contract with Shunda.” In addition, we amended our long term wafer supply contract with Jinglong Group in August 2007 and, as required under the amended contract, we made a prepayment in the amount of RMB 300 million to Jinglong Group on August 31, 2007. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Contract with Jinglong Group.”

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8%, 1.5%, and 3.2% in 2004, 2005, 2006, and the six months ended June 30, 2007, respectively.

Taxation

We are a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Our subsidiary JA BVI is a tax exempted company under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises established in the PRC are generally subject to an enterprise income tax rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. Our operating subsidiary, JA China, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33.0%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the Income Tax Law and the related implementing rules, foreign-invested enterprises engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC enterprise income taxes starting from the year they become profitable, and a 50% tax reduction for the three years thereafter. As a result, we expect that JA China will be entitled to a two-year enterprise income tax exemption for 2006 and 2007, and will receive a 50% enterprise income tax reduction for 2008, 2009 and 2010.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25.0% on all domestic enterprises and foreign-invested enterprise unless they qualify under certain limited exceptions. The new tax law provides for a 5-year transition period for FIEs, during which they are permitted to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. As such, the new tax law will not affect the preferential tax treatment enjoyed by JA China during the 5-year transition period.

In addition, under the new tax law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25.0% on its global income. The new tax law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our business, we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25.0%, which would have material adverse effect on our financial condition and results of operations. Furthermore, under the new tax law, the exemption to the 20.0% withholding tax on dividends distributed by FIEs to their foreign investors under the current tax laws may no longer be available. Given that the new tax law has been promulgated only recently, its implementation has yet to be further clarified in practice. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy or the incurrence of any new taxes we are required to pay. See “Risk Factors — Risks Related to Doing Business in China — Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.”

We have made a full valuation allowance against our net deferred tax assets. We evaluate a variety of factors in determining the amount of the valuation allowance, including our exit from the development stage during the year ended December 31, 2006, our limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. We expect to recognize future reversal of the valuation allowance either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk.    Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term bank borrowings and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. All of our short-term bank borrowings accrue interest at fixed rates. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk.    Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars we have received from our initial public offering and this offering into RMB for our operations, fluctuation in the exchange rate between the RMB and the U.S. dollar would affect the RMB amount we receive from the conversion. We do not believe that we currently have any significant foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, if we increase our purchase of raw materials from overseas and expand our sales to overseas customers, our foreign exchange exposures will increase. In addition, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Credit Risk.    We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. As of December 31, 2006, we had RMB 35.6 million (US$4.7 million) in advances to a related party supplier, Jinglong Group, a PRC company controlled by the shareholders of Jinglong BVI, our largest shareholder and RMB 1.6 million (US$0.2 million) to third party suppliers. As of June 30, 2007, our advances to third party suppliers have increased to RMB 343.5 million (US$45.1 million) and our advances to Jinglong Group have decreased to RMB 16.7 million (US$ 2.2 million). We do not require collateral or other security against our advances to Jinglong Group and other suppliers for raw materials. As of December 31, 2006 and June 30, 2007, we determined that no provision was required for potential losses against advances to Jinglong Group or third party suppliers. In addition, under our new wafer supply contract with Shunda, we made two prepayments in the amounts of RMB 80 million and RMB 100 million in August 2007 and September 2007, respectively, and we expect to make the remaining required prepayment of RMB 170 million before November 30, 2007. On August 31, 2007, we also made a prepayment in the amount of RMB 300 million to Jinglong Group pursuant to the amended long-term wafer supply contract with Jinglong Group. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover such prepayments, we would suffer losses. See “Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from Jinglong Group, M.SETEK, ReneSola, Shunda and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Recently Pronounced Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN No. 48, (Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We have completed assessing of the impact of the adoption FIN No. 48 on our financial position and conclude that there is no impact on our financial position or results of operations.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, FAS 159 permits entities to choose to measure may financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using the fair value option. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of adopting FAS159 on our financial position and results of operations.

BUSINESS

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We were established in May 2005 and we commenced commercial operations in April 2006 with one solar cell manufacturing line located in Hebei, which has a rated manufacturing capacity of 25 MW per annum. With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006. We have since then ramped up six additional manufacturing lines in the same facilities, with each line having a rated manufacturing capacity of 25 MW per annum. Two of these lines became fully operational in October 2006 and the other four lines became fully operational in August 2007, which increased our total rated manufacturing capacity to 175 MW per annum. We believe our China-based operations allow us to lower our operating costs and expand our manufacturing facilities efficiently relative to solar cell producers located in higher cost locations. We plan to expand our manufacturing capacity further to 425 MW per annum by the end of 2008 by adding up to ten more manufacturing lines.

Access to supplies of silicon wafers, the most important raw material for manufacturing solar cells, is crucial to the success of solar cell manufacturers, including us. We believe we have contractually secured an adequate supply of silicon wafers to meet our anticipated production needs for the remaining months of 2007 and a large portion of our anticipated production needs for 2008. We currently purchase a significant portion of our wafer supplies from Jinglong Group, which is owned by the shareholders of our largest shareholder, Jinglong BVI. Jinglong Group is a leading producer and supplier of monocrystalline wafers in China with more than ten years’ operating history in the silicon processing business. We have entered into a long-term supply contract with Jinglong Group with an initial term of 54 months, under which wafer deliveries to us began in July 2006. We have also entered into a 54-month wafer supply contract with M.SETEK Co., Ltd., or M.SETEK, under which wafer deliveries to us began in July 2007, a 43-month wafer supply contract with ReneSola Ltd., or ReneSola, under which wafer deliveries to us began in June 2007 and a 41-month wafer supply contract with Jiangsu Shunda Semiconductor Development Co., Ltd., or Shunda, under which wafer deliveries to us began in August 2007. We are in discussions with other potential suppliers to secure additional supplies of silicon wafers and/or polysilicon materials to meet our remaining anticipated production needs for 2008.

We use advanced processing technologies to produce high quality solar cells. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%, and the highest conversion efficiency rate achieved by our monocrystalline solar cells to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Sciences. We sell our products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity. We currently sell our products to customers primarily in China, though we believe most of the solar modules incorporating our solar cells are distributed globally. We also sell a small portion of our products directly to overseas customers, including those in Germany, Sweden, Spain, South Korea and the United States.

We became profitable within three months after we commenced commercial operations in April 2006, and have since then achieved profitability in every quarter. We generated revenues of RMB 696.5 million (US$91.5 million) and net income of RMB 128.4 million (US$16.9 million) for the year ended December 31, 2006. For the six months ended June 30, 2007, our revenues and net income were RMB 792.1 million (US$104.1 million) and RMB 136.2 million (US$17.9 million), respectively.

Solar Power Industry

While a majority of the world’s current electricity supply is generated from fossil fuels such as coal, oil and natural gas, these traditional energy sources face a number of challenges including rising prices, security concerns over dependence on imports from a limited number of countries which have significant fossil fuel supplies, and growing environmental concerns over the climate change risks associated with power generation using fossil fuels. As a result of these and other challenges facing traditional energy sources, governments, businesses and consumers are increasingly supporting the development of alternative energy sources and new technologies for electricity generation. Renewable energy sources such as solar, biomass, geothermal, hydroelectric and wind power generation have emerged as potential alternatives which address some of these concerns. As opposed to fossil fuels which draw on finite resources that may eventually become too expensive to retrieve, renewable energy sources are generally unlimited in availability.

Solar power generation has emerged as one of the most rapidly growing renewable sources of electricity. Solar power generation has several advantages over other forms of electricity generation:

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Reduced Dependence on Fossil Fuels.    Solar energy production does not require fossil fuels and is therefore less dependent on this limited and expensive natural resource. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing long-term, fixed price electricity supply.

•	Environmental Advantages. Solar power production generates electricity with a limited impact on the environment as compared to other forms of electricity production.

•	Matching Peak Time Output with Peak Time Demand. Solar energy can effectively supplement electricity supply from an electricity transmission grid, such as when electricity demand peaks in the summer.

•

Modularity and Scalability.    As the size and generating capacity of a solar system are a function of the number of solar modules installed, applications of solar technology are readily scalable and versatile.

•	Flexible Locations. Solar power production facilities can be installed at the customer site which reduces required investments in production and transportation infrastructure.

•

Government Incentives.    A growing number of countries have established incentive programs for the development of solar and other renewable energy sources, such as (i) net metering laws that allow on-grid end users to sell electricity back to the grid at retail prices, (ii) direct subsidies to end users to offset costs of photovoltaic equipment and installation charges, (iii) low interest loans for financing solar power systems and tax incentives; and (iv) government standards that mandate minimum usage levels of renewable energy sources.

The solar power market has grown significantly in the past decade. According to Solarbuzz, the global solar power market, as measured by annual solar power system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR of 42.2%, while solar power industry revenues grew to approximately US$10.6 billion in 2006. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. Solarbuzz projects in one of its forecasts that annual solar power industry revenue could reach US$31.5 billion by 2011.

The Solar Power Industry Value Chain

Solar power generation systems use interconnected solar cells to generate electricity from sunlight, a phenomenon commonly known as the photovoltaic effect. The solar power industry value chain for monocrystalline solar power products begins with processing quartzite sand to produce raw polysilicon. The raw polysilicon is then melted and pulled into ingots, which are subsequently cut, shaped and sliced into wafers. Solar cell manufacturers use silicon wafers to make solar cells. Solar cells are electrically interconnected and laminated in durable and weather-proof packages into solar modules to protect the solar cells and collect the electricity generated. Solar modules, together with system components such as batteries or power electronics, are distributed by wholesalers and resellers, to installers, system integrators and service providers, to be installed as solar power systems. Solar power systems are used for both on-grid generation, in which electricity generated is fed into an electricity transmission grid for sale, and off-grid generation for locations where access to the electricity transmission grid is not physically available or economically feasible. The following diagram illustrates the stages of solar power production value chain for monocrystalline solar power products.

Challenges Facing Solar Power Industry

The solar power industry must overcome the following challenges to achieve widespread commercialization of its products:

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Maintaining Access to the Limited Supply of Solar Grade Silicon Wafers.    There is currently an industry-wide shortage of polysilicon, an essential raw material in the production of solar wafers used to manufacture solar cells. The limited availability of polysilicon and thus silicon wafers has resulted in significant price increases for those supplies which are available. As a result, many producers of solar cells have either adopted vertically integrated production models or have attempted to secure access to polysilicon supplies through contractual relationships with suppliers.

•

Improving Solar Cell Production Technology.    Due in part to the limited supply and high costs of raw materials, the development of technically advanced manufacturing processes to produce solar cells is critical competitive advantage. The primary focus of technology development is to increase the amount of power produced on a given surface area of silicon on a solar cell while reducing production costs. Methods to achieve this include achieving higher conversion efficiencies and using thinner wafers.

•

Lowering Production Costs.    Reducing the cost to end customers is a key element of driving demand for solar energy products. Solar cell producers may attempt to reduce their costs by operating efficient production facilities in low cost locations. Efficient manufacturing lines may increase product quality, decrease output of defective products and reduce the required capital investments required to achieve a targeted amount of production. Operating in low cost locations can reduce fixed costs for production facilities and the cost of labor, potentially allowing a solar cell producer to deliver lower prices to its customers.

•

Maintaining Scalable Capacity.    The market for solar cells is rapidly expanding. Solar cell producers which can rapidly expand their production capacity may be able to increase their market share relative to their competitors.

•

Building Customer Relationships.    The customers for solar cells are a diverse and global set of businesses and consumers and the number of customers is rapidly expanding. Developing relationships with these customers requires significant investments of resources by the solar cell producers.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on growth opportunities in the solar power market:

•

Access to Solar Wafers through Long-Term Supply Contracts.    We have entered into long-term silicon wafer supply contracts with a number of suppliers, including Jinglong Group, M.SETEK, ReneSola and Shunda, in amounts that we believe would allow us to meet our anticipated production needs for the remaining months of 2007 and a large portion of our anticipated production needs for 2008. Under these contracts, minimum monthly delivery volumes are generally fixed, but the wafer prices can be periodically renegotiated between us and the suppliers based on then prevailing market conditions.

•

Experienced Management Team with Proven Industry Track Record.    We have an experienced management team that has demonstrated its ability to successfully execute our business plans. Under the leadership of our management team, we have increased our manufacturing capacity, revenues and profits through rapid organic growth. Our chief executive officer, Mr. Huaijin Yang, has more than eight years work experience in the solar power industry and is well-respected by many solar power companies in China and abroad. Our chief technology officer, Dr. Ximing Dai, who is leading our research and development efforts, has over 15 years of experience in the photovoltaic industry and has developed a proprietary process technology for production of solar cells, which she contributed to us. We have recently further strengthened our management team by hiring several additional executive officers, including our president and chief operating officer, a vice president of operations, a vice president of business development, and a vice president of sales and marketing, each of whom with significant international operational experience and related industry expertise.

•

Scalable Manufacturing Capacity and Low Overhead and Operating Costs.    We have the ability to cost-effectively scale up our manufacturing capacity in a relatively short period of time. We commenced commercial operations in April 2006 with one solar cell manufacturing line with a rated manufacturing capacity of 25 MW per annum. By August 2007, we have ramped up six additional manufacturing lines and increased our total manufacturing capacity to 175 MW per annum. We believe we have access to additional land and facilities on reasonable commercial terms through leases with Jinglong Group that would allow us to construct new plants for additional manufacturing lines. In addition, our established relationships with our equipment suppliers will allow us to procure equipment needed for our new manufacturing lines in a timely manner. In terms of operating costs, we believe our location in China provides us with access to low-cost utilities, rent, and research and development and manufacturing personnel.

•

Advanced Solar Cell Process Technology.    Our advanced process technologies allow us to produce high quality solar cells with good consistency in cell efficiencies and relatively low wafer breakage rates. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%. The highest efficiency level achieved with solar cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of Chinese Academy of Sciences. Since commencement of our commercial operation in April 2006, our quarterly average wafer breakage rates have been kept below 2.5%.

•

Ability to Quickly Broaden and Diversify our Customer Base.    As we increased our production and our products gained more market recognition for their quality, we have broadened and diversified our customer base. As of June 30, 2007, we had 18 customers who have each purchased 1.2 MW or more of our products. In addition, we have established a customer base which includes some of the key players in the solar power industry. While we currently sell our products to customers primarily in China, we believe most of the solar modules incorporating our solar cells are distributed globally, and we have sold our products directly to customers in Germany, Sweden, Spain, South Korea and the United States.

Our Strategies

Our objective is to become a leader in developing and manufacturing low-cost, high-performance solar power products. We intend to achieve this objective by pursuing the following strategies:

•

Extend Existing Supply Contracts and Secure New Supply Commitments.    We intend to continue working with our existing suppliers to extend their contractual commitments to supply us with silicon wafers and to expand our sources of supplies by entering into new supply contracts with other suppliers. In addition to our wafer supply contracts with Jinglong Group, M.SETEK ReneSola and Shunda, we also obtain supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots or polysilicon for us.

•

Selectively Pursue Opportunities to Expand our Operations into Upstream and Downstream Businesses.    To leverage our strengths in solar cell production, we plan to selectively pursue opportunities in upstream and downstream businesses in the solar power value chain, including setting up joint ventures with, making strategic investments in, forming strategic alliances with, or acquisitions of, companies which engage in polysilicon manufacturing, polysilicon processing, wafer manufacturing and/or module manufacturing businesses. We believe vertical integration would allow us to compete more effectively in the solar power industry, realize more technical and cost synergies, and capture additional profits at different states of the solar power value chain.

•

Grow Revenue and Expand Manufacturing Capacity.    To grow our revenue and increase our share in the global solar power market, we intend to rapidly expand our manufacturing capacity. We have achieved a total rated manufacturing capacity of 175 MW per annum in August 2007. We intend to increase our total rated manufacturing capacity to 425 MW per annum by the end of 2008 by adding ten more manufacturing lines, including building four or more of these lines at our planned facilities in Shanghai.

•

Further Enhance our Technology through Focused Research and Development Efforts.    We intend to further enhance our technology to improve solar cell efficiency and lower manufacturing costs by continuing to invest in research and development, as well as by working closely with the product development teams of our suppliers and customers. As part of this strategy, we plan to build a research and development center in Shanghai.

•

Build JA Solar into a Leading Brand and Expand Sales in New and Existing Markets with a Diversified Customer Base.    We believe establishing name recognition of our brand JA Solar is important to increasing the awareness of our products both in China and overseas. We intend to differentiate our brand by enhancing the high quality of our products and our credibility and reliability as a long term business partner to our customers. We plan to expand our sales in China and overseas markets and diversify and grow our customer base to include more of the established players in the global solar power industry.

Our Products

We are focused on solar cell design and manufacturing, a stage in the solar power industry value chain that we believe has a significant amount of technology value added which results in higher profit potential and higher barriers of entry. We design, manufacture and market high-performance solar cells, which are made from specially processed silicon wafers. Our solar cells are assembled and integrated into solar modules and systems that convert sunlight into electricity through a process known as the photovoltaic effect. Solar cells are the key components of solar modules.

We currently produce only monocrystalline solar cells. Monocrystalline cells have higher conversion efficiency than multicrystalline cells, but costs of monocrystalline wafers are generally higher than multicrystalline wafers. If we determine that business conditions warrant switching some or all of our production to multicrystalline solar cells, we believe that we will be able to produce multicrystalline solar cells with minor adjustments to our manufacturing process. From April 2006 to December 2006, we sold a total of approximately 10.9 million 125 mm × 125 mm solar cells with a total power output of approximately 26.2 MW, and in the six months ended June 30, 2007, we sold a total of approximately 16.0 million 125 mm × 125 mm solar cells with a total power output of approximately 38.4 MW.

Product Features

Efficiency, format and cell thickness are the most important properties in determining production costs and sale price of solar cells.

•

Cell Efficiency.    Cell efficiency refers to the ratio of the maximum power output of electric energy released and the light received. A cell with a higher degree of efficiency (having the same format) generates more electricity. Efficiency is a key determinant for sale price and therefore affects the profitability margins of the manufacturer. Our monocrystalline solar cells have generally achieved efficiency levels in the range of 16.1% to 16.9%. The highest efficiency level achieved with cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Sciences. Cell efficiency is affected by the following factors:

¡

Wafer Quality.    The quality of the wafer from which a cell is produced is of significant importance for the processing and the efficiency of cells. Our principal wafer supplier, Jinglong Group, which is the largest silicon wafer producer in China, has been supplying us with silicon wafers which we believe are of stable and consistent quality and contribute to optimizing our cell efficiency. We have also formed a cooperative relationship with Jinglong Group to provide technical support to ensure and improve the quality of their wafers. Overall quality of wafers from our other suppliers has been stable and consistent as well.

¡

Manufacturing Process.    We believe that we have developed and implemented advanced and proprietary manufacturing processes in our production facilities. For example, we use special techniques in the diffusion process in order to fabricate high-performance cells with improved cell efficiency. In addition, we have a well-trained maintenance team that continuously monitors each step of our manufacturing process. We believe that this monitoring system has helped us maintain consistency and uniformity in the solar cells we produce and overall improved our cell efficiency, as well as helped us minimize the down-time of our manufacturing lines.

•

Format.    The larger the format of a cell, the greater its power output (having the same efficiency). Accordingly, larger cells (having the same efficiency) can be sold for a higher price. On the other hand, a larger format generally results in increased breakage rates and higher material cost per watt. We currently only produce solar cells with a format of 125 mm × 125 mm with maximum power of 2.60 watts and an optimum operating voltage of 0.62v because of the uniform size of the wafers we obtain from our suppliers. We are capable of producing different sizes of solar cells by making minor adjustments to the equipment used in our manufacturing lines.

•

Cell Thickness.    The thinner a cell, the less polysilicon is generally needed for its production. This facilitates a cost reduction per cell and the production of more cells from a given amount of polysilicon. However, thinner cells also tend to be more fragile and have higher breakage rates. One of our research and development projects is focused on refining process technologies for ultra-thin wafers. The average thickness of the silicon wafers from our suppliers is in the range of 210-230 microns. We are capable of processing silicon wafers that are as thin as 180 microns.

Manufacturing

Manufacturing Capacity and Facilities

We believe we are a low-cost solar cell producer. Our China-based production facilities have provided us with access to low-cost utilities, rent and labor. In addition, our facilities are adjacent to Jinglong Group’s silicon ingot and silicon wafer production bases, which enables us to efficiently manage our inventory and minimize transportation costs in respect of a significant portion of our wafer supplies that we buy from Jinglong Group. Our current manufacturing facilities are located in Ningjin, Hebei. We intend to further expand our Ningjin facilities as well as to build new facilities in Shanghai to meet our planned production requirements. We currently plan to increase our total manufacturing capacity to 425MW per annum by the end of 2008 by adding up to ten more manufacturing lines.

The table below sets forth certain information regarding our current and planned manufacturing capacity in our Ningjin, Hebei and Shanghai manufacturing facilities:

Operating Manufacturing Capacity			Planned Manufacturing Capacity
	Rated Manufacturing Capacity Per Annum (in MW)	Commencement Date of Commercial Production	Rated Manufacturing Capacity Per Annum (in MW)	Estimated Commencement Date of Commercial Production
	25	March 2006	Up to 250	Before December 31, 2008
	50	August 2006
	100	July 2007

Total	175

Our current manufacturing facilities are located in Ningjin, Hebei, where we have seven fully-operational solar cell manufacturing lines. We commenced commercial production on our first manufacturing line with a rated manufacturing capacity of 25 MW per annum in March 2006 and made our first commercial shipment in April 2006. In July 2006, we were able to operate our first manufacturing line in its full capacity. We have since then ramped up six additional manufacturing lines in our Ningjin facilities, with each line having a rated manufacturing capacity of 25 MW per annum. Two of these lines became fully operational in October 2006 and the remaining four lines became fully operational in August 2007, which resulted in us having a total rated manufacturing capacity of 175 MW per annum.

We produced 10.1 MW, 17.0 MW, 17.6 MW and 22.6 MW of solar cells in the third and fourth quarters of 2006 and the first and second quarters of 2007, respectively. Our average wafer breakage rate was approximately 2.4%, 1.7%, 1.5% and 1.8%, in each of these quarters, respectively.

For our manufacturing facilities in Ningjin, Hebei, we lease from Jinglong Group real property with an aggregate of approximately 25,000 square meters for our offices, research and development laboratories, manufacturing facilities for the first three manufacturing lines, and warehouses for a term of four years starting from July 1, 2006. In June 2007, we entered into another lease agreement with Jinglong Group, under which Jinglong Group agreed to lease to us approximately 8,000 square meters for our manufacturing facilities for the other four manufacturing lines for a term of four years starting from June 1, 2007. Jinglong Group has advised us that they have obtained the land ownership right for the leased real property where our manufacturing facilities are located, and they are in the process of obtaining the ownership certificate for the buildings that are built on such land from relevant government authorities. Jinglong Group has agreed to use their best efforts to obtain such certificate as soon as possible and has agreed to indemnify us for any losses that we may incur as a result of their failure to obtain such certificate. See “Related Party Transactions — Transactions with Jinglong Group — Lease Agreements for Ningjin Facilities.”

Manufacturing Process

We use a semi-automated manufacturing process to lower our operating costs and capital expenditures. We intend to optimize automation and manual operations in our manufacturing process to take advantage of our location in China, where the costs of skilled labor and engineering and technical resources tend to be lower than those in developed countries. The following provides a brief overview of the most important steps in our solar cell manufacturing process:

•

Texturing and cleaning.    The solar cell manufacturing process begins with texturing of the surface of wafers which reduces the solar cell’s reflection of sunlight, followed by surface cleaning of the cells. The texturing process for multicrystalline wafers is slightly different from that for monocrystalline wafers. However, we believe we are capable of producing multicrystalline solar cells by making certain minor adjustments in our texturing process.

•

Diffusion.    Next, through a thermal process, a negatively charged coating is applied to the positively charged raw wafers in a diffusion furnace. At the high furnace temperature, the phosphorous atoms diffuse into the wafer surface. As a result, the wafer now has two separate layers — a negatively charged layer on the surface and a positively charged layer below it.

•

Isolation.    To achieve a clean separation of the negative and positive layers, the edges of the wafers are isolated through etching, a process that removes a very thin layer of silicon around the edges of the solar cell resulting from the diffusion process.

•	Anti-reflection coating. We then apply an anti-reflection coating to the front surface of the solar cell to enhance its absorption of sunlight.

•

Printing.    In a screen printing process, we print silver paste and aluminum paste to the front and back surfaces of the solar cell, respectively, to act as contacts, with the front contact in a grid pattern to allow sunlight to be absorbed.

•

Co-firing.    Subsequently, contacts are connected through an electrode firing process in a conveyor belt furnace at high temperature. The high temperature causes the silver paste to become embedded in the surface of the silicon layer forming a reliable electrical contact. The aluminum paste on the back of the cell serves as a mirror for particles, further enhancing the efficiency level.

•

Testing and sorting.    Finally, we complete the manufacturing of solar cells by testing and sorting. The finished cells are sorted according to efficiency levels and optical criteria. Each cell is tested and subsequently assigned to a performance and quality class depending on the testing results.

Production Equipment

The major manufacturing equipment for solar cell production includes texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machine and sorting machines. We purchase our equipment from various recognized equipment manufacturers in China, the United States and Europe. We have close relationships with the world’s leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our solar cell manufacturing lines. In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications. This custom-made equipment is manufactured locally and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost. Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.

Raw Materials and Utilities

Silicon wafers are the most important raw materials for producing solar cells. Given the current industry-wide shortage of polysilicon supply, securing an adequate supply of silicon wafers is of key significance for us. See “Risk Factors — Risks Related to Our Business — We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.” Other than silicon wafers, raw materials for manufacturing solar cells include auxiliary materials such as metal pastes, chemicals and gases. For these auxiliary materials, we choose our suppliers through a bidding process based on the quality of their materials and the competitiveness of their pricing terms. We seek to maintain active relationships with multiple suppliers for each of these auxiliary raw materials, and we believe we can readily find alterative sources of supply on terms acceptable to us if any of our current suppliers can not meet our requirements.

Silicon Wafers

The success of our business and our growth strategy depend heavily on securing sufficient supply of silicon wafers to meet our existing and planned production capacity. We have entered into long-term silicon wafer supply contracts with a number of suppliers, including Jinglong Group, M.SETEK, ReneSola and Shunda, in amounts that would allow us to meet our anticipated production needs for the remaining months of 2007. Based on these contracts, we expect that we would be able to procure approximately 135 million wafers in 2008, which would allow us to produce approximately 325 MW of solar cells assuming an industry standard power output of 2.4 watts per cell. In addition, we also obtain supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots or polysilicon for us. To meet our growing production capacity for 2008, we are in active discussions with polysilicon and silicon wafer suppliers both from overseas and in China to secure additional medium- to long-term supply contracts.

In order to meet a portion of our raw material requirements, we also enter into solar cell processing arrangements with customers who have their own wafer supplies. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers.

Long-term Supply Contract with Jinglong Group

We currently acquire a significant portion of our silicon wafers requirements from Jinglong Group, which is owned by the shareholders of Jinglong BVI, our largest shareholder. Jinglong Group is China’s largest producer and supplier of monocrystalline silicon wafers with more than ten years’ operating history in the silicon processing business. Jinglong Group currently has 136 self-made monocrystalline silicon furnaces and 28 wafer-cutting machines with a capacity of producing approximately 4.3 million 125 mm × 125 mm wafers per month. Jinglong Group has advised us that it has had an established relationship with Hemlock, the world’s largest supplier of polysilicon, and has obtained polysilicon through Hemlock’s distributor since 2000. Through the same distributor, Jinglong Group procured approximately 250 tonnes of polysilicon from Hemlock in 2006. Jinglong has advised us further that based on its arrangements with Hemlock and other long-term suppliers, it expects to procure not less than 600 tonnes of polysilicon per annum in each of 2007 and 2008 and not less than 900 tonnes of polysilicon per annum in 2009. In addition, Jinglong Group also sources polysilicon supplies from the spot market and other suppliers.

In July 2006, we entered into a long-term silicon wafer supply contract with Jinglong Group, which was amended in August 2007, which, among other things, provides that:

•	we have a right to purchase silicon wafers from Jinglong Group on a long-term basis and Jinglong Group will take all necessary actions to meet our silicon wafer requirements, including securing sufficient raw materials for their wafer production. Jinglong Group supplied to us with approximately 2.7 million wafers per month from October 2006 to April 2007, approximately 3.0 million wafers per month from May to August 2007, and has agreed to supply us at our request with not less than 4.0 million silicon wafers per month for the remaining months of 2007;

•

the silicon wafers we purchase from Jinglong Group will be priced on terms at least as favorable to us as the market price that we may obtain from third-party suppliers for similar products, plus a reasonable commercial discount based on our long-term demand and the payment arrangement;

•	at our request, Jinglong Group will use its best efforts to assist us in securing additional supplies of silicon wafers, including those made available to Jinglong Group from third parties;

•

Jinglong Group agrees to expand its wafer manufacturing capacity and take an active role in the expansion plan of its raw material supplier to meet our additional requirements when we carry out our planned capacity expansion;

•

the purchase price is settled on a monthly basis, and we have prepaid, and will prepay 30% of the estimated total monthly purchase price for the next month until the end of 2007. In addition, we made a prepayment in the amount of RMB 300 million to Jinglong Group on August 31, 2007 and Jinglong Group has agreed to credit future invoices RMB 10 against our RMB 300 million prepayment for each of the first 30 million wafers it will deliver to us after January 1, 2008;

•

should Jinglong Group fail to make the delivery in a timely manner, Jinglong Group will be liable for damages in an amount of 0.3% of the aggregate price of the subject purchase order for each day in default and compensate us for any related losses incurred by us. If Jinglong Group fails to cure the late delivery breach within 30 days after the agreed delivery date, we will have the right to cancel such order and/or terminate this agreement and claim damages against Jinglong Group for any losses incurred by us as a result of the breach, including the loss of our expected profits; and

•	the contract will be effective until December 31, 2010 and, unless any party objects, it will be automatically renewed for three additional years upon expiration in 2010.

See also “Risk Factors — Risks Related to Our Business — We currently depend on a limited number of suppliers for the supply of our silicon wafer requirements. If our suppliers fail to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue.”

Long-term Supply Contract with M.SETEK

In December 2006, we entered into a 54-month wafer supply contract with M.SETEK, which was amended in June 2007. Our contract with M.SETEK provides, among other things, that:

•

M.SETEK has agreed to supply to us 300,000 wafers per month from July to October 2007, 700,000 wafers per month from November to December 2007, 1.2 million wafers per month from January to June 2008, 3 million wafers per month from July 2008 to June 2009 and 5 million wafers per month from July 2009 to December 2011;

•

we are required to make a prepayment of US$100 million to M.SETEK. We have made two prepayments of US$30 million each in June 2007 and August 2007, and we expect to make the remaining required prepayment of US$40 million before October 31, 2007;

•

the unit price is set at US$5.00 per wafer from July to December 2007 and, starting in 2008, will be renegotiated by M.SETEK and us from time to time, but at least once every year, based on market conditions;

•

M.SETEK has agreed to credit future invoices US$1.00 against our US$100 million prepayment for each of the first 100 million silicon wafers it will deliver to us, regardless of any future price adjustments above or below the initial unit price of US$5.00 per wafer; and

•

we may terminate the agreement if M.SETEK fails to deliver the required quantity, or if the quality of the wafers fails to meet agreed upon quality standards and M.SETEK fails to remedy such failure within sixty days of receiving notice from us. M.SETEK may terminate the agreement if we fail to remedy a late payment within sixty days of receiving notice from M.SETEK.

Although we believe M.SETEK is not a related party, our chairman, Baofang Jin, is an indirect shareholder and the general manager of M.SETEK’s joint venture in China, Ningjin Songgong. See also “Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from Jinglong Group, M.SETEK, ReneSola, Shunda and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Long-term Supply Contract with ReneSola

In September 2006, we entered into a wafer supply contract with ReneSola, which was amended in August 2007 with the contract term extended to the end of 2010. Our contract with ReneSola provides, among other things, that:

•

ReneSola has agreed to supply to us 2.1 million wafers from June 2007 to December 2007 and 8.4 million wafers per annum for each of 2008, 2009 and 2010. ReneSola supplied to us 300,000, 400,000 and 300,000 wafers in June, July and August 2007, respectively.

•

the unit prices are initially set at RMB 51 and RMB 48 per wafer for 2007 and 2008, respectively, and the unit prices for deliveries in 2009 and 2010 will be determined by ReneSola and us in December 2008 and 2009, respectively. Starting from 2008, the parties may renegotiate the unit wafer price based on the then prevailing market price, and the renegotiated price would take effect on May 30th and November 30th of each year. The parties have agreed that the unit wafer price should be adjusted if it has deviated from the then prevailing market price by more than 5%. In addition, ReneSola has agreed to give us a 3% discount from the then prevailing market price to reward our long term relationship;

•

we are required to make a prepayment of RMB 32.1 million, which we have made in January 2007, representing 30% of the agreed total purchase price of RMB 107.1 million for wafer supplies to be delivered in 2007. We are also be required to make a total prepayment of RMB 100.8 million in two equal installments in each of September and December 2007, representing 25% of the agreed total purchase price of RMB 403.2 million for wafer supplies to be delivered in 2008. Once unit wafer price is set for deliveries to be made in 2009 and 2010, we are required to make a 25% prepayment of the agreed total purchase price before the end of 2008 and 2009, respectively. Our prepayments are, and will be, applied on a pro rata basis to each delivery of wafer supplies with the remaining balance on each shipment due within one week of delivery; and

•

ReneSola is subject to a weekly 1% penalty for late delivery and we are subject to a weekly 1% penalty for late payment, however, such penalties cannot exceed 1% of the total value of goods in a particular month.

Long-term Supply Contract with Shunda

In August 2007, we entered into a 41-month wafer supply contract with Shunda, which provides, among other things, that:

•

Shunda has agreed to supply to us 1.5 million wafers in August 2007 and 2 million wafers per month from September to December 2007, 3 million wafers per month from January to June 2008, 4 million, 6 million and 8 million wafers each month for July, August and September 2008, respectively, 10 million wafers per month from October 2008 to June 2009 and an increasing amount of wafers per month from July 2009 to December 2010. The total estimated power output of solar cells that can be manufactured from the amount of wafers to be delivered under this contract will reach 1.2GW, assuming an industry standard power output of 2.4 watts per cell;

•

we are required to make a prepayment of RMB 350 million to Shunda. We have made two prepayments in the amounts of RMB 80 million and RMB 100 million in August 2007 and September 2007, and we expect to make the remaining required prepayment of RMB 170 million before November 30, 2007;

•

the unit price is set at RMB 48 per wafer from August to December 2007 and, starting in 2008, will be renegotiated by Shunda and us from time to time, but at least once every six months, based on the prevailing market conditions; and

•

Shunda has agreed to credit future invoices RMB 10 against our RMB 350 million prepayment for each of the first 35 million silicon wafers it will deliver to us, regardless of any future price adjustments.

Shunda’s ability to supply its contractually agreed amount of wafers to us will depend on its ability to ramp up its polysilicon production facilities as planned, and the quality of the polysilicon materials it produces.

Utilities

We consume a significant amount of electrical power and water in our production of solar cells. To operate at full capacity our seven manufacturing lines with a total rated manufacturing capacity of 175 MW per annum, we, on average, consume approximately 2.5 million kilowatt-hours of electricity and 14,000 cubic meters of high-purity water per month. We currently process and use the underground water in Ningjin to meet our high-purity water requirements, and we have obtained permits from the relevant PRC governmental authority for our water usage.

Quality Assurance and Certifications

Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance to ensure the high quality of our solar cell products. During the manufacturing process, we continuously monitor the quality of our products in process by following procedures including: (i) automatic monitoring and sorting system based on measurement of the efficiency level, breakage rate, and purity level of our solar cell products and (ii) manual inspection of the surface outlook of solar cells. If any of our solar cell products is damaged, defective, or does not meet other quality standards, it will be sorted out during the monitoring process.

We believe that we have a strong equipment maintenance team with well-trained personnel to oversee the operation of our manufacturing lines to avoid any unintended interruption, and to minimize the regular down time, of such manufacturing lines. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with continuous job training.

Research and Development

We believe that we have an experienced and committed research and development team with key members who are our founding shareholders and executive officers. Upon our formation, we acquired proprietary technical know-how related to the commercial production process of solar cells from Australia PV Science & Engineering Co., which was wholly-owned by Dr. Ximing Dai, as part of its capital contribution to us within an implied value of RMB 9.0 million (US$1.2 million). Dr. Dai is a senior photovoltaic scientist and has been our chief technology officer since our inception of business, and under her supervision and leadership, our research and development team has been focused on improving the processing technology that we have acquired from Australia PV Science & Engineering Co. as well as developing other process technologies for production of solar cells that could increase conversion efficiency and other qualities of solar cells and reduce production costs.

We have significantly improved our solar cell fabricating process technologies since our commencement of production in April 2006, including improvements in each of the following processing steps. These technological improvements have resulted in us having increased cell conversion efficiencies for silicon wafers of different types and qualities and improved production yields on our manufacturing lines.

•

Texturing.    We have introduced a new process formula to the texturing process. As a result, the nucleation of pyramids has been improved and the repetition of texturing quality in our production lines has been more reliable;

•

Diffusion.    We have modified our diffusion process and introduced a new processing technology to reduce the defects and surface damage created during the process, which, in turn, has resulted in an improvement to the lifetime of the processed wafers; and

•

Drying and Firing.    We have designed new drying and firing conditions for the metal pastes. The new conditions allow solar cells to have a good back surface field, ohmic contacts and low “bow.” The low “bow” may significantly reduce wafer breakage during automatic soldering when manufacturing modules.

We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar cells aimed at increasing solar cell conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:

•

“Selective Emitter” Structure.    We intend to develop a novel diffusion approach to form a “selective emitter” structure on the front surface of the cells, which will simplify the manufacturing process sequence and make it suitable for commercialization. This technique is expected to lead to improved cell efficiency in excess of 20% for monocrystalline silicon wafers.

•

Screen-printing N-Type Solar Cells.    To achieve stabilized cell performance and eliminate front surface shading loss, we intend to develop screen-printing n-type solar cells using thinner wafers and simple process sequences, which are expected to reduce production costs and improve cell efficiency.

•

Ultra-thin Wafer Industrial Manufacturing.    To refine our techniques used in the processing of ultra-thin wafers, we plan to study the stress and defect rates of wafers in each stage of the manufacturing process in order to control wafer breakage.

•

Quality Control Techniques.    We intend to develop enhanced techniques to be applied in the quality control of our products and manufacturing lines, including characterization of product performance, in-line diagnostics, and methods to control production yield, product durability and reliability.

•

Thin-film Material Solar Cells.    We intend to develop polycrystalline silicon-based thin-film materials to be deposited on non-silicon based substrates, which will significantly reduce the consumption of silicon materials and production costs.

•

Multicrystalline Screen-printing Silicon Solar Cells.    We intend to research different approaches to improve the electronic quality of the multicrystalline silicon substrate and to enhance the efficiency of multicrystalline screen-printing silicon solar cells.

As of June 30, 2007, our research and development team comprised 18 specialists including 3 photovoltaic technology experts, 5 researchers and 10 research assistants. We plan to build our research and development center in Shanghai.

Markets and Customers

We sell our solar cells principally to solar module manufacturers, which will assemble and integrate our products into modules and systems. We currently sell a substantial portion of our products to module manufacturers based in China. For the year ended December 31, 2006 and the six months ended June 30, 2007, approximately 98.4% and 88.6% of our total sales revenue was made to customers based in China, respectively.

In terms of revenues for the year ended December 31, 2006, our five largest customers, which collectively represented 55.3% of our total revenues, were Shanghai Chaori, Shanghai Huinong, Zhejiang ERA solar Technology Co., Ltd. Wuxi Jiacheng Solar Technology Co., Ltd. and Zhangjiagang Yongneng (Sun Link PV). For the six months ended June 30, 2007, our five largest customers, which collectively represented approximately 77.6% of our total revenues, were Canadian Solar Inc., Wuxi Jiacheng Solar Technology Co., Ltd., Shanghai Chaori, Shanghai Solar Energy S&T Co., Ltd., and Pevafersa Instalaciones. Sales to our top ten customers accounted for approximately 84.3% and 87.8% of total revenues for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. See “Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.” Among our largest customers for the year ended December 31, 2006, Shanghai Chaori and Shanghai Huinong were our related parties until August 2006, and sales to them accounted for approximately 33.1% of total revenues for the year ended December 31, 2006. See “Related Party Transactions — Transactions with Other Related Parties.”

Since we commenced commercial production in April 2006, we have expanded and diversified our customer base. As of June 30, 2007, we had 18 customers who have each purchased 1.2 MW or more of our products. We have entered into a number of solar cell supply contracts with our customers, which provide us with a total contracted monthly supply volume covering a majority of our currently planned monthly production for the remaining months of 2007. For example, we entered into an agreement with Canadian Solar Inc. in April 2007 for the deliveries of solar cells valued at approximately US$50 million in 2007 and US$100 million in 2008. In January 2007, we signed a customer agreement with PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which we were to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. This contract was terminated by mutual agreement in September 2007 due to an unanticipated quality problem with respect to metallurgical grade polysilicon which could not be resolved in the near term and unresolved pricing terms.

We also provide toll manufacturing services to some of our customers who have their own wafer supplier and sell to them the solar cells we manufacture from their wafer supplies. For the six months ended June 30, 2007, we generated revenues of RMB 26.3 million (US$3.5 million) from solar cell processing services.

We currently sell our products to customers primarily in China, though we believe most of the solar modules incorporating our solar cells are distributed globally. We also sell a small portion of our products directly to overseas customers, including those in Germany, Sweden, Spain, South Korea and the United States. Our direct sales to overseas customers accounted for approximately 1.6% and 11.4% of our total sales revenue for the year ended December 31, 2007 and for the six-month period ended June 30, 2007, respectively.

Sales and Marketing

Our sales and marketing strategy is to capitalize on the prevailing global supply shortage of solar cells and selectively and quickly expand our customer base to include some established players in the global solar power industry. We currently focus on establishing long-term relationships with some existing customers to develop a loyal customer base. We also plan to expand our sales into selected overseas markets, including Germany, Sweden, Spain, South Korea and the United States.

We sell our products to module manufacturers and overseas primarily through a team of ten sales and marketing personnel. Our customers will supply modules assembled from our solar cells to end-users both in China and overseas. The end-users of our solar cell products are mostly in Europe, including Germany and Spain. We are actively working to expand our sales and distribution channels by selectively adding more sales and marketing personnel.

Real Property

We lease from Jinglong Group real property for our offices, research and development laboratories and manufacturing facilities in Ningjin, Hebei. See “— Manufacturing — Manufacturing Capacity and Facilities — Manufacturing Facilities in Ningjin, Hebei.” For our planned research and development facilities in Shanghai, we plan to lease real property from Jinglong Group. We expect to enter into a lease agreement with Jinglong Group and pay Jinglong Group appropriate market rent. Jinglong Group has paid a portion of the required land grant fees but has not obtained from the relevant PRC authorities the required land use right certificates for these properties. Consequently, we cannot legally lease any of these properties from Jinglong Group unless and until Jinglong Group has obtained their land use right certificates. We cannot assure you whether Jinglong Group may obtain these land use right certificates in a timely manner, or at all. As a result, we may not be able to build or operate our research and development facilities as planned, or at all.

In July 2007, we entered into a building purchase agreement with Shanghai Shibei Industrial New Zone Investment Co., Ltd. for an office building with an aggregate area of 12,695 square meters located in Zhabei, Shanghai to be used as our future headquarters. We paid the total contract amount of RMB 112.7 million (US$14.8 million) in August 2007 and expect to take delivery of the building by December 31, 2007.

Intellectual Property

We currently do not own any registered intellectual property rights and we rely on trade secrets and other similar protections. Our chief technology officer, Dr. Ximing Dai, developed a process technology for production of solar cells and has contributed the technology through her wholly-owned company, Australia PV Science & Engineering Co., to us with an implied value of RMB 9.0 million (US$1.2 million) as part of her equity investment in us. See “Risk Factors — Risks Related to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.”

Competition

The solar power market is intensely competitive and rapidly evolving. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as BP Solar International Inc., Schott AG, Sharp Corporation, Mitsubishi Electric Corporation, and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc., E-Ton Solar Tech Co., Ltd. and Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., China Sunergy Co., Ltd., Solarfun Power Holdings Co., Ltd., Yingli Green Energy Holding Company Limited and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration.

We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our competitors are developing or currently producing products based on new solar technologies, including thin film, ribbon, sheet and nano technologies. These new technologies have certain advantages over the crystalline technologies that we currently use because the production process using the new technologies often can be integrated in a shorter and simpler process and require less silicon materials for production. As a result, our competitors using or developing these new technologies believe these technologies will ultimately cost the same as or less than the cost of crystalline technologies similar to ours, on a cost per watt basis. At present, however, we believe our products have higher efficiencies and longer lifetimes compared to products produced using these competing technologies. Our 125 mm × 125 mm monocrystalline wafers generally achieve conversion efficiency rates in the range of 16.1% to 16.9%, have an expected life of more than 20 years. On the other hand, the ribbon technologies on the market launched commercially currently achieve conversion efficiency rate at about 11% with cell sizes limited to 100-125 square centimeters; and commercial application of amorphous technologies have been on products with approximately 5% conversion efficiency. Nano technologies, which are not yet commercialized, are also expected to have close to 5% conversion efficiency.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and, in some cases, longer operating histories provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. See “Risk Factors — Risks Related to Our Business — Because we compete in a highly competitive market and many of our competitors have greater resources than us, we may not be able to compete successfully.”

Environmental Matters

We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our research and development and manufacturing process. We are subject to regulation and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. Under PRC environmental regulations, we are required to obtain a pollutant discharging permit and a safety appraisal, which includes a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, with relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines’ commercial production. We are also required to undergo an environmental protection examination and obtain approval with relevant governmental authority within three months of the launch of trial production and before the manufacturing lines commence full operation. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or order us to cease the production if we fail to comply with these requirements.

We have obtained the pollutant discharging permit, the safety appraisal and the environmental protection examination and approval for our first three manufacturing lines and are required to obtain such permits and approvals for the commencement of full operation of the other four manufacturing lines which became operational in July 2007. If we cannot obtain project environmental protection completion approval within three months upon our launch of operation, we will be warned by relevant government authorities and be required to cure such non-compliance within a limited time frame specified by the relevant government authorities. If we fail to obtain project environmental protection completion approval within such specified time frame, we may be required to pay fines up to RMB 50,000, suspend production or cease operation. See “Risk Factors — Risks Related to Our Business — Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.”

Employees

As of December 31, 2006 and June 30, 2007, we had a total of 619 and 1,086 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of June 30, 2007:

	As of June 30, 2007
	Number of Employees	Percentage of Total
Manufacturing and engineering	896	82.5%
Quality assurance	49	4.5%
General and administration	78	7.2%
Purchasing and logistics	15	1.4%
Research and development	18	1.7%
Marketing and sales	10	0.9%
Other	20	1.8%

Total	1,086	100.0%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. As we begin operation of our new manufacturing lines, we plan to hire additional employees as we expand, including additional accounting and finance personnel.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2006 and June 30, 2007, 10.5% and 13.4%, respectively, of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience.

We are required by applicable PRC regulations to contribute amounts equal to 20.0%, 4.0%, 2.0% and 1.0%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, and a personal injury insurance plan respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment, facilities, and inventories (raw materials and products). These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to a total of approximately RMB 254 million as of June 30, 2007. We consider our insurance coverage to be consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Risk Factors — Risks Related to Our Business — We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.” We paid an aggregate of RMB 678,411 and RMB 878,607 in insurance premiums for the year ended December 31, 2006 and for the six-month period ended June 30, 2007.

Legal, Arbitration and Administrative Proceedings

We are currently not a party to any material legal, arbitration or administrative proceedings, and we are not aware of threatened material legal, arbitration or administrative proceedings against us. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

RELATED PARTY TRANSACTIONS

Our Corporate Restructuring

We commenced our business in May 2005 through JingAo Solar Co., Ltd., or JA China, a limited liability company established in China. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating JA Development Co., Ltd., or JA BVI, in the British Virgin Islands in July 2006. JA BVI acquired all of the equity interests in JA China through a series of transactions that have been accounted for as a recapitalization. In particular, JA BVI paid US$15 million to JA China’s former shareholders in proportion to their percentage of ownership in JA China before the recapitalization to acquire all of the equity interests of JA China, and the former shareholders of JA China contributed US$6.75 million to JA BVI’s capital also in proportion to their percentage of ownership in JA China. As a result, the percentage of common share ownership before and after the recapitalization remained the same. The net effect of the US$15 million payment and the US$6.75 million contribution is a return of capital of US$8.25 million to the former shareholders of JA China, which was accounted for as a net return of capital to shareholders with a charge to additional paid-in-capital in September 2006.

We undertook a restructuring by incorporating JA Solar Holdings Co., Ltd., or JA Solar, in the Cayman Islands as our listing vehicle, followed by JA Solar’s issuance of shares to all existing shareholders of JA BVI in exchange for all of the shares that these shareholders held in JA BVI. Upon completion of the restructuring in August 2006, JA BVI became a wholly-owned subsidiary of JA Solar, and JA Solar became our ultimate holding company.

In November 2006, we established our subsidiary in Fengxian, Shanghai, Shanghai JA Solar Technology Co., Ltd., or Shanghai JA Solar Technology, in the form of a Sino-foreign joint venture limited liability company that is 43.75% owned by JA China and 56.25% owned by JA BVI. In March 2007, JA BVI and JA China entered into a share transfer agreement, under which JA BVI acquired JA China’s 43.75% equity interest in Shanghai JA Solar Technology and became the sole shareholder of Shanghai JA Solar Technology. In June 2007, we established another subsidiary in Zhabei, Shanghai, Shanghai JA Solar PV Technology Co., Ltd., which is wholly owned by JA BVI.

In April 2007, we incorporated a subsidiary in California, U.S.A., JA Solar USA Inc., which is wholly-owned by JA BVI, to engage in marketing activities and after-sales services in the U.S.

The following diagram illustrates our corporate structure, the place of formation and the ownership interests of our subsidiaries as of the date of this prospectus.

*	Indicates the jurisdiction of incorporation.

Transactions with Jinglong Group

Jinglong Group is 100% owned by the shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of ours. Baofang Jin, our Chairman, owns 32.96% equity interests in each of Jinglong Group and Jinglong BVI, and Bingyan Ren, our director, owns 4.79% equity interests in each of Jinglong Group and Jinglong BVI. Jinglong Group is China’s largest producer and supplier of monocrystalline silicon wafers with more than ten years’ operating history in the silicon processing business and currently has a capacity of producing approximately 4.3 million 125 mm × 125 mm wafers per month. Jinglong Group currently has 136 self-made monocrystalline silicon furnaces and 28 wafer cutting machines. For the year ended December 31, 2006, Jinglong Group estimated that it produced an average of approximately 3.0 million 125 mm × 125 mm wafers per month. Jinglong Group has also advised us that it has had an established relationship with Hemlock, the world’s largest supplier of polysilicon, and has obtained polysilicon manufactured by Hemlock through Hemlock’s distributor since 2000. Through the same distributor, Jinglong Group procured approximately 250 tons of polysilicon from Hemlock in 2006. Jinglong has advised us further that, based on arrangements with Hemlock and other long-term suppliers, it expects to procure not less than 600 tons of polysilicon per annum in each of 2007 and 2008 and not less than 900 tons of polysilicon per annum in 2009. In addition, Jinglong Group also sources polysilicon supplies from the spot market and other suppliers.

Jinglong Group has been, and is, our principal silicon wafer supplier. We purchased silicon wafers from Jinglong Group for an aggregated price of RMB 600.1 million (US$78.8 million) and RMB 683.2 million (US$89.8 million) for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively. We had advances to Jinglong Group for purchase of silicon wafers amounted to RMB 35.6 million (US$4.7 million) and RMB 16.7 million (US$2.2 million) as of December 31, 2006 and June 30, 2007, respectively. On July 1, 2006, we entered into a long-term wafer supply contract with Jinglong Group which was amended in August 2007, under which Jinglong Group agreed to meet our current silicon wafer requirements as well as the additional requirements that we may have as we expand our solar cell manufacturing capacity. On August 31, 2007, under the amended contract with Jinglong Group, we made a prepayment of RMB 300 million to Jinglong Group for wafers to be delivered to us starting January 1, 2008. In addition, Jinglong Group leased to us our manufacturing facilities in Ningjin, and has agreed to lease to us for manufacturing and research and development facilities in Shanghai upon the completion of their construction.

These agreements and arrangements are described below.

Wafer Supply Contract

In July 2006, we entered into a long-term silicon wafer supply contract with Jinglong Group, which was amended in August 2007, which, among other things, provides that:

•

we have a right to purchase silicon wafers from Jinglong Group on a long-term basis and Jinglong Group will take all necessary actions to meet our silicon wafer requirements, including securing sufficient raw materials for their wafer production. Jinglong Group supplied to us with approximately 2.7 million wafers per month from October 2006 to April 2007, approximately 3.0 million wafers per month from May to August 2007, and has agreed to supply us at our request with not less than 4.0 million silicon wafers per month for the remaining months of 2007;

•

the silicon wafers we purchase from Jinglong Group will be priced on terms at least as favorable to us as the market price that we may obtain from third-party suppliers for similar products, plus a reasonable commercial discount based on our long-term demand and the payment arrangement;

•	at our request, Jinglong Group will use its best efforts to assist us in securing additional supplies of silicon wafers, including those made available to Jinglong Group from third parties;

•

Jinglong Group agrees to expand its wafer manufacturing capacity and take an active role in the expansion plan of its raw material supplier to meet our additional requirements when we carry out our planned capacity expansion;

•

the purchase price is settled on a monthly basis, and we have prepaid, and will prepay 30% of the estimated total monthly purchase price for the next month until the end of 2007. In addition, we made a prepayment in the amount of RMB 300 million to Jinglong Group on August 31, 2007 and Jinglong Group has agreed to credit future invoices RMB 10 against our RMB 300 million prepayment for each of the first 30 million wafers it will deliver to us after January 1, 2008;

•

should Jinglong Group fail to make the delivery in a timely manner, Jinglong Group will be liable for damages in an amount of 0.3% of the aggregate price of the subject purchase order for each day in default and compensate us for any related losses incurred by us. If Jinglong Group fails to cure the late delivery breach within 30 days after the agreed delivery date, we will have the right to cancel such order and/or terminate this agreement and claim damages against Jinglong Group for any losses incurred by us as a result of the breach, including the loss of our expected profits; and

•	the contract will be effective until December 31, 2010 and, unless any party objects, it will be automatically renewed for three additional years upon expiration in 2010.

Lease Agreements for Ningjin Facilities

We leased offices, dormitories and manufacturing facilities for our first three manufacturing lines in Ningjin, China from Jinglong Group for an aggregate of approximately 25,000 square meters at market rates under a master operating lease agreement dated June 2005 with a monthly rental payment of RMB 75,000, which lease expired in June 2006. On July 1, 2006, we renewed our operating lease with the Jinglong Group, which covered all previously leased assets, as well as certain land initially leased from a third party, the rights for which were subsequently acquired by the Jinglong Group. The new operating lease with the Jinglong Group will expire in June 2010 with an annual rental of RMB 1,800,000.

In June 2007, we entered into another lease agreement with Jinglong Group, under which Jinglong Group agreed to lease to us approximately 8,000 square meters for our manufacturing facilities for the other four manufacturing lines for a term of four years starting from June 1, 2007. Jinglong Group has advised us that they have obtained the land ownership right for the leased real property where our manufacturing facilities are located, and they are in the process of obtaining the ownership certificate for the buildings that are built on such land from relevant government authorities. Jinglong Group has agreed to use their best efforts to obtain such certificate as soon as possible and has agreed to indemnify us for any losses that we may incur as a result of their failure to obtain such certificate.

In addition, we have an agreement with Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by Jinglong Group. The term of this agreement is from April 2006 to December 2007 and will be renewable annually afterwards.

Transactions with Other Related Parties

We extend travel expense advances to our officers and employees. Outstanding travel expense advances to our officers and employees amounted to RMB 282,488, RMB 26,500 (US$3,481) and RMB 52,527 (US$6,901) as of December 31, 2005, December 31, 2006 and June 30, 2007, respectively.

We outsourced production to Shanghai Fengguang Energy Technology Co., Ltd., a related company that has an officer who was one of our shareholders until June 2006. Purchases from this related company totaled RMB 580,342 (US$76,240) and RMB 0 for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively and there was no outstanding payable balance to this related party as of June 30, 2007.

We have sold our solar cell products to the following companies which are, or once were, our related parties. As of June 30, 2007, outstanding receivables from these customers were RMB 0.

Below are the names of the companies and their relationship with us:

Company	Relationship with Us	Our sales for the year ended December 31, 2006(1)	Our sales for the six months ended June 30, 2007
		(in thousand RMB)	(in thousand RMB)
Shanghai Jinglong Photovoltaics Co., Ltd.	Jinglong Group is a shareholder of the company	9,305	646
Shanghai Fengguang Energy Technology Co., Ltd.(2)	General manager of the company was our indirect shareholder until June 2006	3,104	—
Shanghai Chaori Sun Power Technology Development Co., Ltd.(3)	Chairman of the company was our director until August 2006	29,664	—
Shanghai Huinong Co., Ltd.(3)	Chairman of the company was our director until August 2006	45,563	—
Ningjin Sunshine New Energy Co., Ltd.	Chairman of the company is Mr. Baofang Jin, our Chairman	43,494	744

(1)	For companies who ceased to be our related parties during the period, the sales figures represent sales to these related parties for the period up to the date they ceased to be related parties.

(2)	The Party has not been our related party since June 14, 2006.

(3)	These parties have not been our related parties since August 21, 2006.

Upon our formation in May 2005, we acquired a proprietary technical know-how relating to a commercial production process of solar cells from Australia PV Science & Engineering Co., which was wholly-owned by Dr. Ximing Dai, as part of its capital contribution to us with an implied value of RMB 9 million (US$1.2 million).

Private Placement

In August 2006, JA BVI sold a total of 815 Series A preference shares in a private placement at a price of US$17,177.91 per share for an aggregate of US$14.0 million. The investors in our Series A preference share private placement consisted of Leeway Asia L.P., which purchased 582 shares for an aggregate purchase price of US$10 million, and Mitsubishi Corporation, which purchased 233 shares for an aggregate price of US$4.0 million.

As part of our corporate restructuring in anticipation of our initial public offering, we issued 4,656,000 and 1,864,000 Series A preference shares to Leeway Asia L.P. and Mitsubishi Corporation, respectively, in exchange for all shares that they previously held in JA BVI. Series A preference shares were convertible into our ordinary shares at any time and were automatically converted into our ordinary shares upon completion of our initial public offering. Each of our Series A preference shares was convertible into one ordinary share.

Our Series A preference shareholders and the holders of ordinary shares issuable and issued upon conversion of our Series A preference shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. See “Description of Share Capital — Registration Rights.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this prospectus and the positions held by them. The business address for each of our directors and executive officers is Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, the People’s Republic of China.

Name	Age	Position
Baofang Jin	55	Chairman of the Board of Directors
Huaijin Yang	44	Chief Executive Officer and Director
Kang Sun	52	President, Chief Operating Officer and Director
Ximing Dai	48	Chief Technology Officer and Director
Bingyan Ren	61	Director
Erying Jia	52	Director
Nai-Yu Pai	57	Independent Director
Elmer M. Hsu	63	Independent Director
Honghua Xu	40	Independent Director
Hexu Zhao	50	Chief Financial Officer
Qingtang Jiang	44	Vice President of Operations
Jian Wu	39	Vice President of Business Development
Raymond P. Wilson	48	Vice President of Sales and Marketing

Baofang Jin, Chairman of the Board of Directors.    Mr. Jin has been our chairman since May 2005. Mr. Jin has been the chairman of the board of directors and chief executive officer of Jinglong Group since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate’s degree in 1996.

Huaijin Yang, Chief Executive Officer and Director.    Mr. Yang is our founder and has been our chief executive officer since May 2005. Before founding our company, Mr. Yang established Shanghai Tianxin Electronic Pty Ltd. in November 2002, a distributor of solar cell manufacturing equipment. Mr. Yang worked for Suntech Power Co., Ltd. from February 2000 to September 2002, where he served as the chief executive officer’s assistant in charge of marketing. In July 1997, Mr. Yang established Southern Sunshine International Australia Pty Ltd., an export agent for water heater and crane copper plumbing pipes equipment, and served as its managing director until December 1999. Mr. Yang received his master’s degree in economics from Macquarie University, Australia, in April 1994, and his bachelor’s degree in economics from Shanghai University of Finance and Economics, China, in July 1985.

Kang Sun, Ph.D., President, Chief Operating Officer and Director.    Dr. Sun has been our president and chief operating officer since September 2007 and has been our director since January 2007. From January 2007 to September 2007, Dr. Sun served as our independent director. Dr. Sun has over 20 years experience in enterprise management, business and technology development, and venture investment. Prior to serving as our executive officer, Dr. Sun was a managing director of new business development and chief strategy officer of new business and new products group at Applied Materials Inc., the world’s largest manufacturer of semiconductor capital equipment, since 2005. From 1990 to 2005, Dr. Sun held business executive positions in several large business enterprises and technology start-ups, including serving as vice president of new venture business and technology at Honeywell International Inc., general manager of optical devices business at AlliedSignal, managing director at Index Capital Group, vice president of new business development at Oce and Microfabrica. Dr. Sun received his Ph.D. degree in material science from Brown University, master’s degree in chemistry from University of Georgia and bachelor’s degree in chemistry from Nanjing University, China.

Ximing Dai, Ph.D., Chief Technology Officer and Director.    Dr. Dai has been our chief technology officer and director since May 2005. Prior to that, Dr. Dai was a post-doctoral fellow at the Center for Third Generation Photovoltaics of University of New South Wales, Australia from January 2000. Dr. Dai worked as a research engineer at Pacific Solar Pty Ltd., Australia, from April 1998 to December 1999. Dr. Dai received her Ph.D. in electrical engineering from the University of New South Wales in April 1995, and her B.S. in electronic engineering from Zhejiang University, China, in 1982.

Bingyan Ren, Director.    Mr. Ren has been our director since May 2005. He also serves as the vice-chairman of Jinglong Group. Prior to becoming our director, he was a professor of semiconductor materials and photovoltaic materials at the Hebei University of Technology from 1972 to May 2005. Mr. Ren currently is a member of the semiconductor material academic committee of China and a member of semiconductor standardization technical committee of China. He also serves as a vice-director of semiconductor material research institute of Hebei University of Technology and a consultant to Hebei Ningjin Monocrystalline Silicon Industry Park. Mr. Ren graduated from North Jiaotong University, China, in July 1970.

Erying Jia, Director.    Mr. Jia has been our director since September 2007. He has also served as executive deputy general manager and director of Jinglong Group since January 2006. Prior to that, he served at several administrative positions in Ningjin County, Hebei Province, China. He holds a bachelor’s degree in public administration.

Nai-Yu Pai, Independent Director.    Mr. Pai has been our independent director since January 2007. Mr. Pai is a certified public accountant with over 30 years of accounting and auditing experience. Mr. Pai founded Pai Accountancy LLP in 1983 and has been its general partner since then. Since 2004, Mr. Pai has served as a director of Gaia Interactive Inc., a provider of a forum-based website, and has served as a director of Authenex Inc., a provider of e-security solutions on network environments, since 2001. Mr. Pai has also served as a director for Sigrity Inc. since 2005, for Giquila since 2004 and for Chinese Cancer Memorial Foundation since 1999. Mr. Pai received his master’s degree in accounting from Saint John’s University and master’s degree in taxation from Golden Gate University.

Elmer M. Hsu, Ph.D., Independent Director.    Dr. Hsu has been our independent director since September 2007. Dr. Hsu worked at the Industrial Technology Research Institute, or ITRI, in Taiwan from 2000 to 2007, where he served as vice president of ITRI and general director of the RFID (or radio-frequency identification) and Security Technology Center. Prior to that, he worked at Hughes Electronics Company from 1981 to 2000, where he served at several positions, including executive director/vice president for product effectiveness, executive leadership council member, senior director for product assurance and total quality management, laboratory managers for process and industrial engineering, and department manager for process engineering. He served as a senior scientist at Lockheed Electronics Company in Texas from 1974 to 1980. Dr. Hsu received his Ph.D. degree and master’s degree in mathematics & statistics from University of Louisiana.

Honghua Xu, Independent Director.    Mr. Xu has been our independent director since January 2007. Mr. Xu has worked at the Electronic Engineering Institute of the Academy of Science of China since 1988. Mr. Xu currently is a researcher and director of the Renewable Resources Development Department of the Electronic Engineering Institute. Mr. Xu is the chairman of Beijing Kenuo Weiye Technology Company and director of Beijing Zhongke Electronics High Technology Company. Mr. Xu is the vice director of the Wind Power Academic Committee of China, National Wind Power Machinery Standardization Committee, Renewable Resources Industry Committee of China and Small Generator Commission of Rural Resources Industry Committee of China and a member of Solar Academic Committee of China. Mr. Xu received his bachelor’s and master’s degree in engineering from Tianjin University, China.

Hexu Zhao, Chief Financial Officer.    Mr. Zhao has been our chief financial officer since July 2006. From May 2006 to June 2006, Mr. Zhao was an interim accounting manager at WageWorks Inc., a provider of consumer health spending management company headquartered in San Mateo, California. From August 2005 to April 2006, Mr. Zhao spent most of his time traveling in mainland China, Taiwan, Japan, Korea and Vietnam. From August 2000 to July 2005, Mr. Zhao worked as a manager of general accounting at Pratt & Whitney, a United Technologies company, based in East Hartford, Connecticut. Prior to that, he served as an interim controller of Cellnet Data Systems Inc., a provider of data communication systems and automation solutions company based in San Carlos, California. From 1991 to 1999, Mr. Zhao worked as chief financial officer and various other senior management positions for EMPaC International Corp., a provider of computer and telecommunication products and services company based in California. Mr. Zhao received his MBA degree in accounting from Golden Gate University in 1990, and his B.S. degree in naval engineering from Dalian Maritime University, China in 1982.

Qingtang Jiang, Ph.D., Vice President of Operations.    Dr. Jiang has been our Vice President of Operations, since September 2007. Dr. Jiang has over 15 years experience in operation management, new product and technology development, and academic research at national laboratories in the U.S. Prior to joining us, Dr. Jiang has served as vice president of technology and development at Huahong NEC Electronics Company since August 2005. From 2001 to 2005, Dr. Jiang worked at Semiconductor Manufacturing International Corporation, where he was a senior director in charge of operations for Fab 3 and Fab 1. Prior to his return to China, Dr. Jiang worked for several major semiconductor companies in the U.S. from 1994 to 2001, including Texas Instruments, National Semiconductor and Siliconix, in both technology development and manufacturing areas. Prior to 1994, Dr. Jiang worked in the academic field and served as a staff scientist at Superconducting Supercollider, a U.S. national laboratory. Dr. Jiang received his M.S. and Ph.D degrees from Rutgers University in the U.S. in 1989 and 1992, respectively, and his B.S. degree from Beijing University in China in 1985.

Jian Wu, Vice President of Business Development.    Ms. Wu has been our Vice President of Business Development since September 2007. She has over 15 years experience in business development in the semiconductor industry. Prior to joining us, she served several managerial positions at Applied Materials Inc. for 11 years in new business development, regional business management and process technology development. Between 2005 and 2006, she worked for CiWest, a new semiconductor foundry as a co-founder responsible for business development and strategic alliance. From 1992 to 1996, she worked as a technical staff member at Rockwell Semiconductor, specialized in advanced GPS device development based on GaAs processing technology. Ms. Wu was trained as a physicist majoring in solid state physics and received her bachelor’s degree in physics from Shanghai University of Technology.

Raymond P. Wilson, Vice President of Sales and Marketing.    Mr. Wilson has been our Vice President of Sales and Marketing since September 2007. He has 15 years experience in sales and marketing. Prior to joining us, he served as sales and marketing manager for Crane Copper Tube in Penrith, Australia since 1996, where he was in charge of global sales and distribution. He worked for Crane Enfield Metals in Penrith, Australia as national sales manager from 1994 to 1995, as business development manager in 1993 and as project engineer from 1985 to 1991. In 1992, he worked as manager at CEM Fittings in West Heidelberg, Australia. Mr. Wilson received his master’s degree in engineering management from University of Technology in Sydney, Australia in 1991 and his bachelor’s degree in engineering from NSW Institute of Technology in Australia in 1985.

Employment Agreements

We have entered into employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period ranging from three years to four years. We may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a compensation equal to three months of his or her salary. An executive officer may terminate the employment at any time upon three months written notice.

Each executive officer has agreed to hold, both during and subsequent to the term of the agreement, our confidential information in strict confidence and not to disclose such information to anyone except to our other employees who have a need to know such information in connection with our business or except as required in the performance of his or her duties in connection with the employment. The executive officer shall not use our confidential information other than for our benefits. The executive officers have also agreed to assign to us all rights, titles and interests to or in any inventions that they may conceive or develop during the period of employment, including any copyrights, patents, mark work rights, trade secrets or other intellectual property rights pertaining to such inventions.

Board of Directors and Board Committees

Our board of directors currently consists of nine members, including three independent directors who satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the board to be comprised of a majority of independent directors. There are, however, no specific requirements under Cayman Islands law that the board must be comprised of a majority of independent directors. There are no family relationships between our directors or executive officers. We expect that all current directors will continue to serve in their current capacity after this offering.

We do not have regularly scheduled meetings at which only independent directors are present, or executive sessions. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the company to have regularly scheduled executive sessions at which only independent directors are present. There are, however, no specific requirements under Cayman Islands law on executive sessions.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s composition and functions are described below.

Audit Committee.    Our audit committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu and Dr. Elmer M. Hsu, and is chaired by Mr. Nai-Yu Pai. All of the members of the audit committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointment, compensation, retention and oversight of the work of the independent registered public accounting firm;

•	approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	oversight of annual audit and quarterly reviews, including reviewing with independent registered public accounting firm the annual audit plans;

•	oversight of financial reporting process and internal controls, including reviewing the adequacy and effectiveness of our internal controls policies and procedures on a regular basis;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters; and

•

reviewing and implementing related person transaction policies and procedures for the committee’s review and approval of proposed related person transactions, including all transactions required to be disclosed by Item 404(a) of Regulation S-K under the Securities Act.

Compensation Committee.    Our compensation committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun, Dr. Elmer M. Hsu and Mr. Huaijin Yang, and is chaired by Mr. Huaijin Yang. Messrs. Pai, Xu and Hsu satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors and differs from the Nasdaq Marketplace Rules that require the compensation committees of listed. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Huaijin Yang, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing at least annually our executive compensation plans;

•	evaluating annually the performance of our chief executive officer and other executive officers;

•	determining and recommending to the board the compensation package for our chief executive officer and other executive officers;

•	evaluating annually the appropriate level of compensation for board and board committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any of our executive officers; and

•	reviewing at least annually our general compensation plans and other employee benefits plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun, Dr. Elmer M. Hsu and Mr. Huaijin Yang, and is chaired by Nai-Yu Pai. Messrs. Pai, Xu and Hsu satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors and differs from the Nasdaq Marketplace Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	establishing procedures for evaluating the suitability of potential director nominees;

•	recommending to the board nominees for election by the stockholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	reviewing periodically the size of the board and recommending any appropriate changes;

•	recommending to the board the size and composition of each standing committee of the board; and

•

reviewing periodically and at least annually the corporate governance principles adopted by the board to assure that they are appropriate for us and comply with the requirements under the rules and regulations of the Securities and Exchange Commission and the Nasdaq Global Market, Inc. where applicable.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Terms of Directors and Officers

The term of each director is three years. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement entered into by us and our executive officers, the current term of our officers ranges from three years to four years.

Compensation of Directors and Executive Officers; Government-Mandated Benefits

For the year ended December 31, 2006, we paid an aggregate compensation in the amount of US$117,048 to our executive officers, including Mr. Huaijin Yang, Dr. Ximing Dai, Mr. Jingcun Yan, Mr. Jinlin

Liu, who joined us in April 2006, Mr. Hexu Zhao, who joined us in July 2006, and Mr. Zhilong Zhang, who joined us in July 2006. From the inception of our business to December 31, 2006, we did not pay any compensation to our directors, except for those directors who also served as executive officers. For options granted to officers and directors, see “— Stock Option Plans.”

Code of Conduct

We have adopted a code of ethics for chief executive and senior financial officers, which we filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006. However, we do not have a code of conduct applicable to all directors, officers and employees. This home country practice of ours was established by us by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require listed companies to adopt one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are, however, no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

Stock Option Plans

We adopted our 2006 stock incentive plan on August 18, 2006, which provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units, referred to as “awards.” The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

Plan Administration.    Our 2006 stock incentive plan is administered by our board of directors or a committee or subcommittee appointed by our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price for the options, vesting schedule, form of payment of exercise price and other applicable terms.

Award Agreement.    Awards granted under our 2006 stock incentive plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which include, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility.    We may grant awards to an officer, director, employee, consultant, advisor or another service provider of our company or any of our parent or subsidiary, provided that directors of our company or any of our parent or subsidiary who are not also employees of our company or any of our parent or subsidiary, and consultants or advisors to our company or any of our parent or subsidiary may not be granted incentive stock options.

Option Term.    The term of each option granted under the 2006 Incentive Stock Option may not exceed ten years from the date of grant. If an incentive stock option is granted to an eligible participant who owns more than 10% of the voting power of all classes of our share capital, the term of such option shall not exceed five years from the date of grant.

Exercise Price.    In the case of non-qualified stock option, the per share exercise price of shares purchasable under an option shall be determined by the plan administrator in its sole discretion at the time of grant. In the case of incentive stock option, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination.    Our board of directors may at any time amend, alter or discontinue the plan, provided that no amendment, alteration, or discontinuation shall be made that would impair the rights of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2006 stock incentive plan shall continue in effect for a term of ten years from the effective date of the plan.

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company. On August 21, 2006, April 3, 2007 and September 17, 2007, we granted options to purchase 1,728,000, 2,400,000 and 4,410,000 ordinary shares to certain of our directors, employees and consultants, respectively. As of the date of this prospectus, options to purchase 8,538,000 ordinary shares are outstanding. The following table sets forth our option grants since the adoption of our 2006 stock incentive plan:

Name	Number of shares	Exercise price	Grant date	Expiration date
Huaijin Yang	420,000	US$6.27	April 3, 2007	April 3, 2017
Ximing Dai	300,000	US$6.27	April 3, 2007	April 3, 2017
Nai-Yu Pai	150,000	US$6.27	April 3, 2007	April 3, 2017
Kang Sun	150,000	US$6.27	April 3, 2007	April 3, 2017
	2,400,000	US$12.42	September 17, 2007	September 17, 2017
Honghua Xu	150,000	US$6.27	April 3, 2007	April 3, 2017
Elmer M. Hsu	150,000	US$12.42	September 17, 2007	September 17, 2017
Hexu Zhao	344,000	US$2.147	August 21, 2006	August 21, 2016
	90,000	US$ 6.27	April 3, 2007	April 3, 2017
Qingtang Jiang	600,000	US$12.42	September 17, 2007	September 17, 2017
Raymond P. Wilson	600,000	US$12.42	September 17, 2007	September 17, 2017
Jian Wu	600,000	US$12.42	September 17, 2007	September 17, 2017
Other employees and consultants as a group	1,384,000	US$2.147	August 21, 2006	August 21, 2016
	1,140,000	US$6.27	April 3, 2007	April 3, 2017
	60,000	US$12.42	September 17, 2007	September 17, 2007

Additionally, our recently hired executive officers received restricted stock units, or RSUs, for 510,000 ordinary shares in September 2007. RSUs are a promise by the Company to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights. These shares will be issued to them if they remain employed with us for the vesting period starting from their respective date of employment with us. Mr. Huaijin Yang, our chief executive officer, has agreed to cause Improve Forever Investments Limited, a shareholder of ours that is controlled by Mr. Huaijin Yang, to surrender to our company the same number of our ordinary shares for us to settle these RSUs when they vest. The following table sets forth these RSUs in September 2007:

Name	Number of RSU awarded	Date of employment	Vesting date
Kang Sun	450,000	September 10, 2007	March 10, 2008
Jian Wu	30,000	September 17, 2007	September 17, 2008
Qingtang Jiang	30,000	September 17, 2007	September 17, 2008 (50%)
			September 17, 2009 (50%)

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each of the selling shareholders.

	Ordinary shares beneficially owned prior to offering		Ordinary shares being sold in this offering		Ordinary shares beneficially owned after offering (assuming no exercise of the over-allotment option)
Name	Number(1)	Percent(2)	Number(1)	Percent(2)	Number(1)	Percent(2)

Directors and Executive Officers:
Baofang Jin(3)	44,000,000	31.82%	—	—	38,000,000	25.29%
Huaijin Yang(4)	7,200,000	5.21%	—	—	6,660,000	4.43%
Ximing Dai(5)	4,000,000	2.89%	—	—	3,550,000	2.36%
Kang Sun	*	*	—	—	*	*
Bingyan Ren(6)	2,107,600	1.52%	—	—	1,820,200	1.21%
Erying Jia	*	*	—	—	*	*
Nai-yu Pai	*	*	—	—	*	*
Elmer M. Hsu	*	*	—	—	*	*
Honghua Xu	*	*	—	—	*	*
Hexu Zhao	*	*	60,000	0.04%	*	*
Qingtang Jiang	*	*	—	—	*	*
Raymond P. Wilson	*	*	—	—	*	*
Jian Wu	*	*	—	—	*	*
All Directors and Executive Officers as a group	55,504,000	40.05%	60,000	0.04%	48,454,000	32.19%

Principal and Selling Shareholders
Jinglong Group Co., Ltd(7)	44,000,000	31.82%	6,000,000	4.34%	38,000,000	25.29%
Marlins Fame Limited(8)	8,000,000	5.79%	—	—	8,000,000	5.32%
Si Fab International, Ltd(9)	7,600,000	5.50%	—	—	7,600,000	4.43%
Improve Forever Investments Limited(10)	7,200,000	5.21%	540,000	0.39%	6,660,000	4.43%
Express Power Investments Limited	4,000,000	2.89%	450,000	0.32%	3,550,000	2.36%

*	Beneficially owns less than 1% of our outstanding ordinary shares and options.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The share numbers and percentages listed in the table reflect the share number and percentage held by each director, executive officer and principal shareholder on a fully-diluted basis.

(2)	For each person included in this table, percentage ownership prior to this offering and percentage of the ordinary shares being sold in this offering are calculated by dividing the number of shares beneficially owned or being sold by such person by the sum of (i) 138,270,000, being the sum of the number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. Percentage ownership after this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 150,270,000, being the number of ordinary shares outstanding immediately after the completion of this offering, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus, assuming that the underwriters will not exercise their option to purchase additional ADSs in the offering.

(3)	Including 44,000,000 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims the beneficial ownership of 29,497,600 ordinary shares beneficially owned by the other shareholders of Jinglong Group Co., Ltd. Immediately after this offering, the number of shares held by Jinglong Group Co., Ltd. will be reduced to 38,000,000.

(4)	Including 7,200,000 ordinary shares held by Improve Forever Investments Limited, which is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval. Immediately after this offering, the number of shares held by Improve Forever Investments Limited will be reduced to 6,660,000 shares. In addition, Mr. Yang has agreed to cause Improve Forever Investments Limited to surrender to our company a total of 510,000 ordinary shares to settle the restricted stock units awarded to certain executive officers when they vest.

(5)	Including 4,000,000 ordinary shares held by Express Power Investments Ltd., which is ultimately owned by a trust of which Dr. Ximing Dai is the primary beneficiary. Dr. Dai is the sole director of Express Power Investments Ltd. and exercises voting power with respect to all matters of JA Solar requiring shareholder approval. Immediately after this offering, the number of shares held by Express Power Investments Limited will be reduced to 3,550,000 shares.

(6)	Including 2,107,600 ordinary shares held by Jinglong Group Co., Ltd., 4.79% of which is owned by Mr. Bingyan Ren. Immediately after this offering, the number of shares beneficially owned by Mr. Ren will be reduced by 287,400 shares representing Mr. Ren’s interest in the shares sold by Jinglong Group Co., Ltd. in this offering.

(7)	Jinglong Group Co., Ltd., a British Virgin Islands Company, is owned by Mr. Baofang Jin (our Chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%). Immediately after this offering, the number of shares held by Jinglong Group Co., Ltd. will be reduced to 38,000,000.

(8)	Marlins Fame Limited, a British Virgin Islands company, is wholly owned by Mr. Mingyong Li.

(9)	Si Fab International Ltd, a British Virgin Islands company, is ultimately owned by a trust of which Mr. Ted Szpitalak’s immediate family members are the beneficiary. Mr. Anton Szpitalak, son of Mr. Ted Szpitalak, is the sole director of Si Fab International Ltd. and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.

(10)	Improve Forever Investments Limited, a British Virgin Islands company, is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.

As of September 19, 2007, approximately 51,750,000 ordinary shares, or 37.4% of our total outstanding shares prior to this offering were held by 4 shareholders of record domiciled in the United States. None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

CHINESE GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, the Standing Committee of the National People’s Congress promulgated the Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar power system and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

China’s Ministry of Construction also issued a directive on key work arrangements for the next two years in relation to resource conservation in construction areas on June 23, 2005, which seeks to expand the use of solar energy in residential and public buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a notice on recent priorities of work for building a resource conservation society on June 27, 2005, which sets forth specific measures to conserve energy resources and encourages exploration, development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas. Pursuant to Article 10 of China’s Renewable Energy Law, China’s State Development and Reform Commission issued the Catalogue for Guidance of Renewable Energy Industry Development on November 29, 2005, which contains thirty-four categories of solar energy-related projects (including projects in relation to utilization/development of solar energy and projects for solar energy equipment manufacturing). Such projects are encouraged by the Government of China and shall be entitled to a series of preferential governmental policies in the area of technology research/development, taxation, pricing, marketing/sales and import/export, the details of which shall be promulgated by China’s State Council. To date, the State Council has not issued any regulatory rule to provide relevant details in this respect.

Furthermore, on April 28, 2007, China’s State Development and Reform Commission issued a Circular on the Eleventh Five-year Plan for the Development of High-Technology Industry, pursuant to which China encourages the production of energy materials, including the high-quality silicon materials for solar cell, in order to establish the independent research and production system of new energy materials.

In July 2007, the PRC State Electricity Regulatory Commission issued a directive to promote the use of renewable energy for power generation. The directive requires that electricity grid companies must in a timely manner set up connections between the grids and renewable power generation systems and purchase all the electricity generated by renewable power generation systems. It also stipulates that power dispatch institutions shall give priority to renewable power generation companies in respect of power dispatch services provision.

Business activities conducted by us in the development and use of solar energy are encouraged by the Chinese government and we may be entitled to certain preferential policies once the State Council issues detailed implementation rules.

Environmental Regulations

On December 26, 1989, the Standing Committee of the National People’s Congress promulgated the Environment Protection Law, formulating the legal framework for environment protection in China. The

Environmental Protection Law provides that the State Administration of Environmental Protection, or SAEP, should implement uniform supervision and administration of environmental protection work nationwide and formulates the national waste discharge standards. Local environmental protection bureaus are responsible for the environmental protection in their jurisdictions. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems. Those enterprises should also adopt effective measures to prevent contamination and hazards to the environment, such as waste gas, water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. Enterprises discharging contaminated wastes in excess of the discharge standards prescribed by SAEP must pay non-standard discharge fees in accordance with state regulations and be responsible for the relevant cure.

The Law of Prevention and Cure of Water Contamination of the PRC was promulgated by the Standing Committee of the National People’s Congress and became effective on May 15, 1996. The Implementing Rule of the Law of Prevention and Cure of Water Contamination was issued by the State Council and became effective on March 20, 2000. They have formulated the legal scope for the prevention of contamination to ground and underground waters of rivers, lakes, canals, channels and reservoirs within the PRC domain. The environmental protection departments of all levels of people’s governments implement uniform supervision and administration over the prevention and cure of water contamination. The SAEP formulates the state quality standards for water environment and the state discharge standards for contaminated wastes. All new, renovated or rebuilt construction projects discharging contaminated wastes directly or indirectly into water must conform to the regulations relating to the relevant environmental protection administration of construction projects of the state. Enterprises discharging contaminated wastes directly or indirectly into water must report and register their contaminated wastes discharge facilities and processing facilities and the types, amounts and concentrations of contaminated wastes discharged under normal operating conditions and provide technical information in respect of prevention and cure of water contamination to the local environmental protection departments.

Government authorities may impose different penalties against persons or enterprises in violation of the environmental protection related laws and regulations depending on the individual circumstances. Such penalties include warnings, fines, decisions to impose deadlines for a cure, orders to stop operation, orders to re-install contamination prevention and cure facilities which have been removed or left unused, imposition of administrative actions against relevant responsible persons, or orders to close down those enterprises or authorities. Where the violation committed is serious, persons in violation may be required to pay damages to victims. Persons directly responsible may be subject to criminal liability.

Based on the above laws and regulations, the Standing Committee of the People’s Congress of Hebei Province issued its administrative rules regarding the construction projects environmental protection. Similarly, the Hebei Province Government issued a notice on dividing approval authorities in different levels of local government to deal with the construction projects environmental protection matters in Hebei. We have obtained the pollutant discharging permit from Ningjin County Environmental Protection Bureau and the approved supervision and examination report from Ningjin County Environment Supervision and Examination Center on the completion of construction project environmental facilities with respect to our first three manufacturing lines and are in the process of obtaining such permits and approvals for the commencement of full operations of the other four new manufacturing lines.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue which was issued by the Ministry of Commerce and the National Development and Reform Commission and became effective on January 1, 2005. Under the regulation, the solar photovoltaic business belongs to permitted foreign investment industry. Foreign investment in solar power businesses in China is allowed subject to approval from the Ministry of Commerce and/or the local counterpart authorized by the Ministry of Commerce in accordance with the business scale and total amount of investment. The establishment of JA China was legally approved by the Bureau of Commerce of Hebei Province in 2005 and JA China obtained the foreign-invested enterprise approval certificate. The investment of JA BVI in JA China and the change of the shareholders of JA China were also legally approved by such government authority and the relevant approval certificate has been renewed and registered accordingly.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” which was promulgated by the Standing Committee of the National People’s Congress in April, 1999, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). Foreign-invested enterprises engaging in manufacturing businesses and with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC income taxes starting from the year in which they achieve a cumulative profit, and a 50% tax deduction for the three years thereafter.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC”, or the EIT Law, which will take effect beginning January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT Law does not define the term “de facto management” and it is currently unclear under which situation a non-PRC enterprise’s “de facto management body” is considered to be located in the PRC. However, substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the EIT Law. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries. In addition, although the EIT Law provides that dividend income between qualified “resident enterprises” is exempted income, it is unclear what is considered to be a qualified “resident enterprise” under the EIT Law.

Moreover, the EIT Law and Income Tax Law for Individuals provide that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors who are individuals or considered as “non-resident enterprise” which have no establishment inside the PRC, or derives income with no substantial connection with its establishment inside the PRC, to the extent such dividends are derived from sources within the PRC, although such income tax may be subsequently exempted or reduced by the State Council. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we declare dividends from such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT law and be subject to the 20% income tax.

In addition, under the EIT Law, foreign shareholders and ADSs holders may be subject to a 20% income tax upon any gains they relaize from the transfer of their shares or ADSs, if such income is regarded as income from sources with the PRC. However, what will constitute as income from sources within the PRC and whether or not there will be any exemption or reduction in taxation for our foreign shareholders or ADS holders are still currently unclear.

Furthermore, it is expressly provided in the EIT Law that the Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises and its Implementing Rules should become void upon the effectiveness of the EIT Law. In this respect, the EIT Law contemplates various transition periods and measures for existing preferential tax policies. For example, the existing preferential tax treatments for foreign-invested enterprises would be grandfathered for a period of five years following the effective date of the EIT Law. Enterprises currently enjoying regular tax exemption and deduction treatment may continue to enjoy the remaining incentives until their expiration. However, for enterprises which have not made any profits and thus have not enjoyed such preferential treatment, the period for preferential treatment shall be calculated from the effective date of the EIT Law. The EIT Law empowers the State Council of the PRC to enact appropriate implementing rules and regulations. To date, the implementing rules and regulations of the EIT Law have not been promulgated.

Pursuant to the Provisional Regulation of China on Value Added Tax which was issued by the State Council in December 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is only convertible to the extent of current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local counterpart.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign owned enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, the SAFE issued two rules that require PRC residents to register with and receive approvals from the SAFE in connection with their offshore investment activities. The SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

On October 21, 2005, the SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective as of November 1, 2005. Circular 75 replaced the two rules issued by the SAFE in January and April 2005 mentioned above.

According to Circular 75:

(i)	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

(ii)	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (a) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (b) the completion of any overseas fund raising by such offshore company; and

(iii)	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (a) an increase or decrease in its capital, (b) a transfer or swap of shares, (c) a merger or division, (d) a long-term equity or debt investment, or (e) the provision of a guarantee to third parties.

Moreover, Circular 75 applies retroactively and to indirect shareholdings. As a result, PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Our beneficiary owners who are PRC residents have registered with the Hebei Province branch of SAFE as required under Circular 75.

Company Law

The PRC Company Law, promulgated by the standing committee of the PRC on December 29, 1993, regulates the following issues, including the establishment and corporate governance framework of a limited liability company and a joint stock limited company, issuance and transfer of shares, financial affairs and accounting of a company, merger and division of a company, bankruptcy, dissolution and liquidation and other issues.

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares, as well as improved corporate governance structures and strengthened protection of the interests of shareholders. The Articles of Association of JA China has been amended in accordance with the PRC Company Law now in effect and we have built improved corporate government structures including appointing supervisory directors to strengthen protection of the interests of shareholders.

Regulation on Overseas Listing and Mergers and Acquisitions of Chinese Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule purports, among other things, that an offshore specific purpose vehicle, or SPV, formed for the listing purpose through acquisition of PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. However, the New M&A Rule does not expressly provide that approval from the CSRC is required for the offshore listing of a SPV which acquires, directly or indirectly, equity interest or shares of a domestic PRC entity held by domestic companies or individuals by cash payment, nor does it expressly provide that approval from CSRC is not required for the offshore listing of a SPV which has fully completed its acquisition of equity interest of a domestic PRC entity prior to September 8, 2006. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to the CSRC by the SPVs seeking approval for their overseas listing of securities. It is unclear whether the provisions in the New M&A Rule regarding the offshore listing and trading of the securities of a SPV applies to an offshore company such as us which has acquired the equity interest of a PRC domestic entity in cash and has completed the acquisition of the equity interest of a PRC domestic entity prior to the effective date of the New M&A Rule.

On August 16, 2006, the Bureau of Commerce of Hebei Province issued its final approval to JA China on the acquisition of equity interest of JA China by JA BVI and converting JA China to a wholly-owned foreign enterprise. With respect to the public listing of our securities on The Nasdaq Global Market, it was not clear as to whether prior approval from the CSRC should be obtained. In this respect, we and our PRC counsel, Tian Yuan Law Firm, consulted with the International Department of the CSRC, which department examines and approves offshore listings by PRC enterprises, and its preliminary response was that the New M&A Rule has no retroactive effect and as a result, our offshore listing would not be subject to the approval of the CSRC because the acquisition of the equity interest of JA China by JA BVI was approved and completed before the effective date of the New M&A Rule. Based on the results of such inquiry as well as its interpretation of the New M&A Rule, our PRC counsel, Tian Yuan Law Firm, advised us that the CSRC approval was not required for our initial public offering and the listing of our ADSs on The Nasdaq Global Market and this offering. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel.

Notwithstanding the foregoing, if the CSRC or other PRC regulatory body subsequently determines that we needed to obtain the CSRC’s approval for our initial public offering and the listing of our ADSs on the Nasdaq Global Market and this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering and this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Risk Factors — Risks Related to Doing Business in China — A new PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

The following are summaries of material terms and provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our memorandum and articles of association, which has been filed as an exhibit to our registration statement on Form F-1 relating to this offering. For information on how to obtain copies of our third amended and restated memorandum and articles of association, see “Where You Can Find More Information.”

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to our third amended and restated articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than ten clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95.0% in nominal value of the ordinary shares giving that right.

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman of the meeting. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

Two of our members present in person or by proxy or corporate representative representing not less than one third in nominal value of our total issued voting shares shall be a quorum. A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or at least three shareholders present in person or by proxy holding at least 10.0% in par value of the shares giving a right to attend and vote at the meeting.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “— Alteration of Capital.” A special resolution is required for matters such as a change of name. See “— Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for that purpose, value any assets as the liquidator deems fair upon any asset and determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest any part of such assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no contributory shall be compelled to accept any shares or other property upon which there is a liability. If we shall be wound up, and the assets available for distribution among our shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association or to our name may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

without prejudice to powers granted to us regarding issuing of shares, divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by us in general meeting, as our directors may determine;

•

subdivide our shares or any of them into shares of smaller amount than that fixed by our memorandum of association and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as we have power to attach to unissued or new shares; and

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to our directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of anyone particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or warrant sent through the post addressed to the registered address of our shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any shares of our shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•

we have not during that time or before the expiry of the three-month period referred to in the last bullet under this section received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of its intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of nine members. Our articles of association provide that the board of directors shall consist of not less than two directors.

Our shareholders may by ordinary resolution at any time remove any director before the expiration of his period of office notwithstanding anything in our articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the total number of directors (exclusive of alternate directors) must not at any time exceed the maximum number fixed in our articles of association.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any members of our board of directors.

A meeting of our board of directors will be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or arrangement with us in which he is directly or indirectly interested, provided, such director must declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our articles of association, the directors shall also be entitled to be paid their traveling, hotel and other expenses reasonably incurred by them in, attending meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with the discharge of his duties as director.

Issuance of Additional Ordinary Shares or Preferred Shares

Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorizes our board of directors from time to time the issuance of one or more classes or series of ordinary or preferred shares and to determine the terms and rights of that class or series to the extent permitted by the Companies Law, including, amongst other things:

•	the designation of such class or series;

•	the number of shares of such class or series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue such class or series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. We have no immediate plans to issue any preferred shares.

Issuance of preferred shares may dilute the voting power of holders of ordinary shares. Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

The listing maintenance requirements of the Nasdaq Global Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Differences in Corporate Law

The Companies Law distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Law applicable to us.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under Delaware General Corporation Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware General Corporation law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder held the stock at the time of the transaction of which the stockholder complains, or the stocks of such stockholder was thereafter devolved upon him or her by operation of law. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Global Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman

Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons; and with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association. In comparison, under Delaware General Corporation Law special meetings may be called by the board of directors or any other person authorized to do so in the governing documents but shareholders may be precluded from calling special meetings.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

Issuance of Preferred Stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals.

Registration Rights

Set forth below is a description of the registration rights we granted to our Series A preference shareholders pursuant to our Shareholders Agreement dated August 21, 2006.

Demand Registration Rights.    At any time after six months following the closing of our initial public offering, but before the fifth anniversary of a qualified public offering, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if we have already twice, within the 12 month period preceding the date of such demand, effected a registration under the Securities Act or in which the holders had an opportunity to participate through exercising their piggyback registration rights, other than a registration from which the registrable securities of the holders have been excluded.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than relating to the exercise of demand registration rights, pursuant to an F-3 registration statement, or relating to any employee benefit plan, corporate reorganization, exchange offer or offering of securities to our existing shareholders, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities.

Form F-3 Registration Rights.    When we are eligible for use of Form F-3, holders of a majority of all registrable securities then outstanding have the right to request that we file a registration statement on Form F-3. We may defer filing of a registration statement on Form F-3 for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing such a registration statement will be materially detrimental to us and our shareholders. We, however, are not obligated to effect a registration on Form F-3 if (i) Form F-3 is not available for such offering by the holders; (ii) if the holders, together with the holders of any other securities of the company entitled to inclusion in such registration, propose to sell registrable securities and such other securities (if any) at an aggregate price to the public of less than US$5 million; or (iii) we have twice, within the 12 month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of holders have been excluded (with respect to all or any portion of the registrable securities of the holders requested to be included in such registration).

Expenses of Registration.    We will pay all registration expenses incurred in connection with any registration. Each holder participating in a registration will bear such holder’s proportionate share of all selling expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the holders. We will not pay any expenses of any registration proceeding begun pursuant to the exercise of demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, unless the holders of a majority of the registrable securities then outstanding agree that such registration constitutes the use by the holders of one demand registration. However, holders will not be required to pay any expenses and such registration will not constitute the use of a demand registration if at the time of such withdrawal, the holders have learned of a material adverse change in the condition, business or prospects of the company not known to the holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and assuming the underwriters will not exercise the over-allotment option at all, we will have 23,600,000 outstanding ADSs representing approximately 47.1% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Our ADSs are traded on the Nasdaq Global Market under the symbol “JASO”. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Each of our directors and executive officers, and each of the selling shareholders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 90 days after the date of this prospectus. After the expiration of the applicable lock-up period, the ordinary shares or ADSs held by our directors, executive officers selling shareholders or other shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 90-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our directors, executive officers and other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding which will equal approximately ordinary shares immediately after this offering; or

•

the average weekly reported trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Stock Incentive Plan

As of the date of this prospectus, pursuant to our 2006 stock incentive plan, options to purchase 8,538,000 ordinary shares were issued and outstanding and 5,289,000 shares are reserved for future issuance. See “Management — Stock Option Plans.” We granted options to purchase 1,728,000 shares to certain of our employees and consultants on August 21, 2006, and these employees and consultants may be entitled to sell such shares representing the vested portion of their respective stock options in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

We have filed a registration statement on Form S-8 under the Securities Act covering a total of 12,099,000 ordinary shares issued and reserved for issuance under our 2006 stock incentive plan. The registration statement automatically became effective upon filing, and ordinary shares registered under it will, subject to the lock-up agreements and volume limitations under Rule 144 applicable to affiliates, be available for sale in the open market upon the exercise of vested options.

Registration Rights

Certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent three shares (or a right to receive three shares) deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

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Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of deposited shares your ADSs represent.

The depositary will notify you of shareholder meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we will try to give the Depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and Nasdaq application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•        Change the nominal or par value of our shares

•        Reclassify, split up or consolidate any of the deposited securities

•        Distribute securities on the shares that are not distributed to you

•        Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

TAXATION

Cayman Islands Taxation

The following discussion of certain material Cayman Islands income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADS or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from July 18, 2006, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

People’s Republic of China Taxation

Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable by foreign-invested enterprises to non-PRC investors are exempt from any PRC withholding tax. In addition, under currently effective PRC laws, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs will not be subject to any PRC tax, provided that such holders or beneficial owners are not deemed as PRC residents, including individuals and enterprises, under the PRC tax law and have not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC”, or the EIT Law, which will take effect beginning January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT Law does not define the term “de facto management” and it is currently unclear under which situation a non-PRC enterprise’s “de facto management body” is considered to be located in the PRC. However, substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the EIT Law. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries. In addition, although the EIT Law provides that dividend income between qualified “resident enterprises” is exempted income, it is unclear what is considered to be a qualified “resident enterprise” under the EIT Law.

Moreover, the EIT Law and Income Tax Law for Individuals provide that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors who are individuals or considered as “non-resident enterprise” which have no establishment inside the PRC, or derives income with no substantial connection with its establishment inside the PRC, to the extent such dividends are derived from sources within the PRC, although such income tax may be subsequently exempted or reduced by the State Council. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we declare dividends from such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT law and be subject to the 20% income tax.

In addition, under the EIT Law, foreign shareholders and ADSs holders may be subject to a 20% income tax upon any gains they relaize from the transfer of their shares or ADSs, if such income is regarded as income from sources with the PRC. However, what will constitute as income from sources within the PRC and whether or not there will be any exemption or reduction in taxation for our foreign shareholders or ADS holders are still currently unclear.

Material U.S. Federal Tax Considerations

The following is a summary of the material United States federal tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters. A non-United States corporation, such as the company, will be classified as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based on our current income and assets and our anticipated utilization of the cash raised in this offering (as described below), we presently do not believe that we should be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC in future taxable years, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. We anticipate utilizing the cash raised in this offering to purchase or prepay for raw materials, construct manufacturing facilities, purchase manufacturing equipment, and fund our research and development expenditures. Under circumstances where we determine not to disburse, or delay disbursement of, significant amounts of cash in respect of the foregoing matters, our risk of becoming classified as a PFIC may substantially increase.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. We believe our valuation approach is reasonable. It is possible, however, that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in the company being or becoming classified as a PFIC for the current or one or more future taxable years.

Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and will depend on whether we continue to follow our capital expenditure plans and the continued existence of goodwill. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Because the ADSs are traded on the Nasdaq Global Market, they are considered readily tradable on an established securities market in the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “— Peoples’ Republic of China Taxation.”

Cash distributions on ADSs or ordinary shares in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares may be taxed in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. See “— Peoples’ Republic of China Taxation.” Each U.S. investor is urged to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or ordinary shares and (ii) any “excess distribution” paid on ADSs or ordinary shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if we are or become classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

Material Estate and Gift Tax Considerations

ADSs or ordinary shares owned by an individual U.S. Holder at the time of death will be included in the individual U.S. Holder’s gross estate for United States federal estate tax purposes. In addition, a U.S. Holder may be subject to tax on a transfer of the ADSs or ordinary shares by gift for United States federal gift tax purposes.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are acting as representatives and book-running managers, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of ADSs indicated in the table below. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629 U.S.A. Lehman Brothers Inc.’s address is 745 Seventh Avenue, New York, New York 10019 U.S.A.

Underwriters	Number of ADSs

Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
CIBC World Markets Corp.
Piper Jaffray & Co.

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including:

•	the obligation to purchase all of the ADSs offered hereby (other than those ADSs covered by their option to purchase additional ADSs as described below), if any of the ADSs are purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$             per ADS. After the public offering, the public offering price and other terms from time to time may be varied by the representatives.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by the selling shareholders
Expenses payable by us

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 952,500 additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

We have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period commencing on             , 2007 and continuing until 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The selling shareholders and our directors and officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period commencing on             , 2007 and continuing until 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the relevant “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant “lock-up” period, then in either case the expiration of the relevant “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our ADSs are listed on the Nasdaq Global Market under the symbol “JASO.”

Until the distribution of the ADSs is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price, in accordance with Regulation M under the Exchange Act.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet web site maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the representatives is not part of this prospectus.

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the “relevant implementation date”) no ADSs have been offered or will be offered in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of ADSs may be made to the public in that relevant member state at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

(d)	in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an “offer of any ADSs to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the ADSs acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. The company, the selling shareholders, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase ADSs.

This prospectus and any offer when made are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC), or Qualified Investors. In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act of 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which section 21(1) of the FSMA does not apply to the company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the ADSs as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines in Japan.

Hong Kong

The ADSs may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

General

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

Securities and Exchange Commission registration fee	US$	8,422
National Association of Securities Dealers filing fee		27,932
Legal fees and expenses
Accounting fees and expenses
Printing fees
Other fees and expenses

Total	US$

All amounts are estimated, except the Securities and Exchange Commission registration fee and the NASD filing fee. We have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering, unless otherwise agreed upon between us and any of the selling shareholders.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of our ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers, Dill & Pearman. Legal matters as to Chinese law will be passed upon for us by Tian Yuan Law Firm, Beijing, China and for the underwriters by King & Wood, Beijing, China. Skadden, Arps, Slate, Meagher & Flom may rely upon Conyers, Dill & Pearman, with respect to matters governed by the laws of the Cayman Islands and upon Tian Yuan Law Firm, Beijing, China with respect to matters governed by Chinese law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006 and for the period from inception date (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers, Zhong Tian CPAs Limited Company, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai 200021, PRC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including relevant exhibits and schedules) on Form F-1 (File No. 333-            ) under the Securities Act with respect to our ordinary shares and a registration statement on Form F-6 (File No. 333-140009) under the Securities’ Act with respect to our ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this prospectus is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings, including the registration statement and other information may also be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Our SEC filings are also available to the public on the SEC’s Internet Web site at http://www.sec.gov.

JA SOLAR HOLDINGS CO. LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2005 and December 31, 2006, and the results of their operations and their cash flows for the period from inception (May 18, 2005) to December 31, 2005 and for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

May 31, 2007

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	RMB
			Unaudited pro- forma-Note 20
Assets
Current assets:
Cash and cash equivalents	10,970,605	95,758,377	95,758,377
Accounts receivable from third party customers	—	47,719,752	47,719,752
Inventories	—	154,675,325	154,675,325
Advances to related party suppliers	—	39,831,642	39,831,642
Other current assets	455,088	8,282,741	8,282,741

Total current assets	11,425,693	346,267,837	346,267,837

Property and equipment, net	39,392,413	139,399,605	139,399,605
Intangible asset, net	8,250,000	7,224,713	7,224,713

Total assets	59,068,106	492,892,155	492,892,155

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	—	150,000,000	150,000,000
Accounts payable	—	2,501,790	2,501,790
Value-added tax payable	—	3,639,665	3,639,665
Other payables	1,578,687	2,769,566	2,769,566
Payroll and welfare payable	113,500	2,676,854	2,676,854
Accrued expenses	29,514	3,932,709	3,932,709
Amounts due to related parties	757,845	254,423	254,423
Advances from third party customers	—	21,329,609	21,329,609

Total current liabilities	2,479,546	187,104,616	187,104,616

Total liabilities	2,479,546	187,104,616	187,104,616

Preferred shares (US$0.0001 par value; 0 and 6,520,000 shares outstanding as of December 31, 2005 and 2006; none outstanding on a pro-forma basis as of December 31, 2006)	—	110,037,714	—

Commitments (Note 16)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 shares issued and outstanding as of December 31, 2005 and December 31, 2006; 86,520,000 outstanding on a pro-forma basis as of December 31,2006)	66,212	66,212	71,368
Additional paid-in capital	59,633,343	106,715,707	216,748,265
Statutory reserves	—	14,587,748	14,587,748
Retained earnings/(accumulated deficit)	(3,110,995)	74,380,158	74,380,158

Total shareholders’ equity	56,588,560	195,749,825	305,787,539

Total liabilities and shareholders’ equity	59,068,106	492,892,155	492,892,155

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM INCEPTION (MAY 18, 2005) TO DECEMBER 31, 2005 AND THE

YEAR ENDED DECEMBER 31, 2006

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	RMB	RMB
Revenue from third parties	—	565,327,330
Revenue from related parties	—	131,130,774

Total revenues	—	696,458,104
Cost of revenues	—	(524,163,013)

Gross profit	—	172,295,091
Selling, general and administrative expenses	(2,638,340)	(39,656,083)
Research and development expenses	(383,468)	(1,357,610)

Total operating expenses	(3,021,808)	(41,013,693)

Income/(loss) from operations	(3,021,808)	131,281,398

Interest expense	—	(5,055,382)
Interest income	38,965	823,995
Other income/(expense)	—	64,414
Foreign exchange gain/(loss)	(128,152)	1,300,008

Income/(loss) before income taxes	(3,110,995)	128,414,433
Income tax benefit/(expense)	—	—

Net income/(loss)	(3,110,995)	128,414,433

Preferred shares accretion	—	(1,603,399)
Preferred shares beneficial conversion charge	—	(34,732,133)
Allocation of net income to participating preferred shareholders	—	(5,682,574)

Net income available to ordinary shareholders	(3,110,995)	86,396,327

Net income/(loss) per share:
Basic	(0.04)	1.08
Diluted	(0.04)	1.08

Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000
Diluted	80,000,000	80,166,178

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM INCEPTION (MAY 18, 2005) TO DECEMBER 31, 2005 AND THE

YEAR ENDED DECEMBER 31, 2006

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB
Opening balance	—	—	—	—	—	—
Shares issued pursuant to the Recapitalization (Note 1)	80,000,000	66,212	59,633,343	—	—	59,699,555
Net loss	—	—	—	—	(3,110,995)	(3,110,995)

Balance at December 31, 2005	80,000,000	66,212	59,633,343	—	(3,110,995)	56,588,560

Pro-rata capital contribution from ordinary shareholders	—	—	59,900,518	—	—	59,900,518
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	(119,508,000)	—	—	(119,508,000)
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	53,778,599	—	—	53,778,599
Share based compensation	—	—	18,179,114	—	—	18,179,114
Accretion of preferred shares	—	—	—	—	(1,603,399)	(1,603,399)
Beneficial conversion features of preferred shares	—	—	34,732,133	—	—	34,732,133
Amortization of beneficial conversion features of preferred shares	—	—	—	—	(34,732,133)	(34,732,133)
Statutory reserves	—	—	—	14,587,748	(14,587,748)	—
Net Income	—	—	—	—	128,414,433	128,414,433

Balance at December 31, 2006	80,000,000	66,212	106,715,707	14,587,748	74,380,158	195,749,825

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (MAY 18, 2005) TO DECEMBER 31, 2005 AND THE

YEAR ENDED DECEMBER 31, 2006

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	RMB	RMB
Cash flows from operating activities:
Net income/(loss)	(3,110,995)	128,414,433
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	—	18,179,114
Depreciation and amortization	802,388	11,203,065
Exchange (gain)/loss	128,152	(1,627,443)
Changes in operating assets and liabilities:
Increase in accounts receivables from third party customers	—	(47,719,752)
Increase in inventories	—	(154,675,325)
Increase in advance to related party suppliers	—	(39,831,642)
Increase in other current assets	(455,088)	(6,673,976)
Increase in accounts payable	—	1,152,672
Increase in tax payable	—	3,639,665
Increase/(decrease) in other payables	332,513	(7,111)
Increase in payroll and welfare payable	113,500	2,563,354
Increase in accrued expenses	29,514	3,903,195
Increase/(decrease) in amounts due to related parties	525,000	(503,422)
Increase in advance to suppliers	—	(1,153,677)
Increase in advance to customers	—	21,329,609

Net cash used in operating activities	(1,635,016)	(61,807,241)

Cash flows from investing activities:
Purchase of property and equipment	(37,971,977)	(107,511,161)
Purchases of intangible assets	—	(107,800)

Net cash used in investing activities	(37,971,977)	(107,618,961)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon formation	50,699,555	—
Pro-rata capital contribution from ordinary shareholders	—	59,900,518
Proceeds from short-term bank borrowings	—	200,000,000
Repayment of short-term bank borrowings	—	(50,000,000)
Net proceeds from issuance of preferred shares	—	110,669,361
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	(119,508,000)
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	53,778,599

Net cash provided by financing activities	50,699,555	254,840,478

Effect of exchange rate changes on cash and cash equivalents	(121,957)	(626,504)

Net increase in cash and cash equivalents	10,970,605	84,787,772

Cash and cash equivalents at the beginning of the period	—	10,970,605

Cash and cash equivalents at the end of the period	10,970,605	95,758,377

Supplemental disclosure of cash flow information:
Cash paid for interest	—	6,306,650
Cash paid for income taxes	—	—
Supplemental schedule of non-cash investing activities:
Contributed technical know-how upon formation	9,000,000	—
Purchases of property and equipment included in other payables	1,239,979	2,437,969
Purchases of property and equipment included in amounts due to related party	232,845	—

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.	Organization and business

The accompanying consolidated financial statements included the financial statements of JA Solar Holdings Co., Ltd. (the “Company”), and its subsidiaries, which include JA Development Co., Ltd. (“JA BVI”), JingAo Solar Co., Ltd. (“JA China”) and Shanghai JA Solar Technology Co., Ltd. (“JA Shanghai”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Company was incorporated under the laws of the Cayman Islands on July 6, 2006 and became the holding company of JA BVI and its 100% owned subsidiary, JA China, on August 30, 2006 through a recapitalization plan as described below.

JA China was established on May 18, 2005 in the People’s Republic of China (the “PRC”) by Hebei Jinglong Industry and Commerce Group Co., Ltd. (the “Jinglong Group”), Australia Solar Energy Development Pty Ltd. (“SDC”), and Australia PV Science & Engineering Co. (“PVSEC”) (collectively, together with their respective shareholders, the “Former Shareholders”), which owned 55%, 30%, and 15%, respectively, of JA China. JA China is primarily engaged in the development, production and marketing of high-performance photovoltaic (“PV”) solar cells, which convert sunlight into electricity, in the PRC.

As further described below, pursuant to a recapitalization plan (the “Recapitalization”), all of the Former Shareholders of JA China, the operating subsidiary of the Company, transferred their equity interests in JA China to JA Development Co., Ltd. (“JA BVI”), a 100% owned subsidiary of the Company incorporated under the laws of the British Virgin Islands. The Recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

In July and August 2006, in contemplation of its initial public offering, JA China executed a series of transactions as part of the Recapitalization. On July 6, 2006, the Former Shareholders, or their nominees, established JA Development Co., Ltd. (“JA BVI”) and received shares in JA BVI in proportion to their shareholdings in JA China. In August 2006, pursuant to the respective share subscription agreements dated August 9, 2006 and August 18, 2006, two third party investors invested a total of RMB 110,669,361 (US$14 million) in convertible redeemable participating preferred shares of JA BVI (the “Preferred Shares”). Also, in August 2006, JA BVI obtained the ownership interests in JA China collectively held by the Former Shareholders for cash consideration. Relevant PRC laws and regulations require cash payment for the transfer of ownership interests in JA China to JA BVI. As a result, JA BVI paid the Former Shareholders a total of RMB 119,508,000 (US$15 million) based on JA China’s registered capital amount (which approximated its net book value) for 100% ownership interest in JA China, with each Former Shareholder receiving an amount equivalent to its proportional shareholding in JA China. Concurrently, each of the Former Shareholders, or their nominees, subscribed for additional ordinary shares in JA BVI in the same proportion previously held in JA China by contributing a total of RMB 53,778,599 (US$6.75 million) into JA BVI.

On August 30, 2006, pursuant to a share swap agreement, all the then existing shareholders of JA BVI exchanged their respective shares of JA BVI for equivalent classes of shares of the Company on a 1 for 8,000 basis resulting in 80 million shares issued in the aggregate. As a result, JA BVI and JA China became wholly-owned subsidiaries of the Company, thereby completing the Recapitalization.

The Recapitalization did not result in a change in control of JA China ‘s business since JA China continues to be controlled and managed by Jinglong Group. Through the above transactions, the Former Shareholders of JA China, or their nominees, maintained their respective proportional ownership interests in JA

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

China before and after the Recapitalization, except for the proportionate dilution as a result of the investment by the two new third party investors for 7.53% ownership interest (on a fully-diluted basis) in the form of the Preferred Shares. As a result of the dilution, the Jinglong Group, SDC, and PVSEC held 50.86%, 27.74% and 13.87%, respectively, of JA BVI (and indirectly of JA China), with the shareholders of Jinglong Group retaining their controlling stake before and after the Recapitalization. Therefore, the Recapitalization is a transaction between entities under common control that should be accounted for under FAS 141.

The net return of capital of RMB 65,729,401 (US$8.25 million) to the Former Shareholders was completed to satisfy PRC legal requirements and, for accounting purposes, is effectively a return of capital to the Former Shareholders for the dilution of their respective interests in JA China by the new investors and is recorded as a distribution to shareholders with a charge to additional paid-in-capital.

The Group established a wholly owned subsidiary JA Shanghai on November 16, 2006, JA Shanghai is 43.75% owned by JA China and 56.25% owned by JA BVI. As of December 31, 2006, JA BVI contributed US$5.8 million to JA Shanghai. In April 2007, JA BVI and JA China entered into a share transfer agreement, under which JA BVI acquired JA China’s 43.75% equity interest in JA Shanghai and became the sole shareholder of JA Shanghai. JA BVI increased the registered capital of JA Shanghai from US$12 million to US$20 million.

2.	Summary of significant accounting policies

a)	Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (collectively, the “Group”). All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Group was in the development stage for the prior period from inception (May 18, 2005) to December 31, 2005, and commenced its principal operations from April 2006.

b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c)	Cash and cash equivalents

The Group considers all cash on hand and demand deposits to be cash and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balance as of December 31, 2005 consisted of RMB 8,248,620 and US$337,288 (RMB 2,721,985). Cash balance as of December 31, 2006 consisted of RMB 64,883,524, EUR 830 (RMB 8,516) and US$3,952,814 (RMB 30,866,337).

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

d)	Allowance for doubtful accounts

Provisions are made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. As of the year ended December 31, 2005 and 2006, the Group has not recorded any allowance for doubtful accounts.

e)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. As of the years ended December 31, 2005 and 2006, the Group has not recorded any provision for inventories.

f)	Advances to suppliers

The Group provides advances to secure its raw material needs of silicon wafers, which are then offset against future purchases. The balance of the advances generally covers next month’s supply of materials required by the Group. The Group does not require collateral or other security against its advances to the related party or third party suppliers. As of December 31, 2006, the Group determined that no provision is required for potential losses against advances to related party or third party suppliers.

g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the lease term or useful lives
Machinery and equipment	5-10 years
Furniture and fixtures	5 years
Motor vehicles	5 years

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Interest expense incurred for qualifying assets are capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost. For the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, total interest capitalized was nil and RMB 1,532,043, respectively.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

h)	Intangible asset, net

Intangible assets comprised of technical know-how contributed by one of the Group’s shareholders upon formation of JA China and purchased accounting software.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Technical know-how is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years.

Purchased accounting software is being amortized on a straight line basis over the estimated useful life of five years.

i)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. No impairment charge was recognized for any of the periods covered by these consolidated financial statements.

j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

k)	Revenue recognition

The Group generally recognizes revenue from the sale of PV solar cells at the time of shipment, at which point title and risk of loss transfer. The Group sells its products at agreed upon prices to its customers, which reflect prevailing market prices.

The Group’s considerations for recognizing revenue are based on the following:

•

Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Group that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). The customer does not have a right of return and the Group does not provide any warranty on its products.

•	Most of shipping terms are FOB shipping point from the Group’s premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•

Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

•	The Group’s price to the customer is fixed and determinable as specifically outlined in the sales contract.

•	The Group assessed collectibility based on the customers’ payment and credit histories. All credit extended to customers is pre-approved by management.

The Group has begun to extend credit terms only to a limited number of customers and receives cash for the majority of the sales transactions before delivery of products which are recorded as advances from customers. For customers to whom credit terms are extended, the Group assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. If the Group determines that collection is not reasonably assured, recognition of revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of payment.

l)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping (freight in) and handling costs for products sold. Shipping cost for freight out is recorded as selling, general and administration expenses. Shipping cost (freight out) incurred for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 amounted to nil and RMB 179,621 respectively.

m)	Research and development

Research and development costs are expensed when incurred.

n)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements.

o)	Start-up costs

In accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, the Group expensed all costs incurred in connection with start-up activities.

p)	Foreign currencies translation

The functional and reporting currency of the Group is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates.

q)	Fair value of financial instruments

Financial instruments include cash equivalents, accounts receivable, advance to related party supplier, accounts payable, other payables and short-term borrowings. As of December 31, 2005 and 2006, the carrying values of these financial instruments approximated their fair values due to their short-term maturities.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

r)	Segment reporting

The Group has adopted SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, for its segment reporting. The Group operates and manages its business as a single segment and substantially all of its revenues are derived in China. Accordingly, no segment information is presented.

s)	Net income/(loss) per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s Series A redeemable convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

t)	Share based compensation

In accordance with SFAS 123(R), the Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.

The Group recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) relating to SFAS 123R. The Group has applied the provisions of SAB 107 in its adoption of SFAS 123R.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the year ended December 31, 2006, the Group determined the forfeiture rate to be 0%.

Cost of goods acquired or services received from non-employees is measured based on the fair value of the awards issued on the measurement date as defined in EITF No. 96-18. Awards granted to non-employees are remeasured at each reporting date using the fair value as at each period end. Changes in fair values between the interim reporting dates are attributed consistent with the method used in recognizing the original share-based compensation costs.

u)	Comprehensive Income

The Group has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities, except those resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by these consolidated financials statements.

v)	Recent accounting pronouncements

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (“FSP FAS 13-1”). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is effective for the first reporting period beginning after December 15, 2005. The Group’s current accounting policy is consistent with the guidance provided by FSP FAS 13-1.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Group has completed the assessing the impact of the adoption and concludes that there is no impact on financial position or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the adoption of FAS 157 on the Group’s financial position or results of operations.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, FAS 159 permits entities to choose to measure may financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using the fair value option. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the adoption of FAS 159 on the Group’s financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (Topic 1N). “Quantifying Misstatements in Current Year Financial Statements,” (“SAB No. 108). SAB No. 108 addresses how the effect of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB No. 108 requires SEC registrants (i) to quantify

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

misstatements using a combined approach which considers both the balance-sheet and income-statements approaches, (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors, and (iii) to adjust their financial statements if the new combined approach results in a conclusion is that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current-year correction of a material error that includes prior-year effects may result in the need to correct prior-year financial statements even if the misstatements in the prior year or years is considered immaterial. Any prior-year financial statements found to be materially misstated in years subsequent to the insurance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. SAB No. 108 is effective for fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have any impact on the Group’s financial position or results of operations.

3.	Inventories

Inventories consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Raw materials
— Silicon wafer	—	62,481,981
— Others	—	14,892,430
Work-in-progress	—	7,427,123
Finished goods	—	69,873,791

	—	154,675,325

4.	Other current assets

Other current assets consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Prepaid expenses	—	393,791
Advance to third party suppliers	172,600	1,608,765
Advances to officers and employees (Note 15)	282,488	26,500
IPO related costs	—	5,729,991
Others	—	523,694

	455,088	8,282,741

IPO related costs comprise professional fees incurred related to the Group’s proposed initial public offering, which will be offset against the offering proceeds.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

5.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Furniture and fixtures	259,620	1,518,142
Motor vehicles	396,074	581,649
Machinery and equipment	—	129,596,744
Leasehold improvements	—	1,196,870

Total	655,694	132,893,405
Less: accumulated depreciation	(52,388)	(10,122,366)

Subtotal	603,306	122,771,039
Construction-in-progress	38,789,107	16,628,566

Property and equipment, net	39,392,413	139,399,605

Depreciation expense was RMB 52,388 and RMB 10,069,978 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

6.	Intangibles assets, net

Upon the formation of JA China, the Group’s operating subsidiary in the PRC, certain shareholders agreed to contribute approximately RMB 50.70 million for an 85% interest while the other shareholder agreed to contribute unpatented technical know-how for a 15% interest. The implied fair value of the technical know-how was RMB 9.00 million.

Intangible asset consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Technical know-how	9,000,000	9,000,000
Accounting software	—	107,800
Less: accumulated amortization	(750,000)	(1,883,087)

Intangible asset, net	8,250,000	7,224,713

Amortization expense for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 was RMB 750,000 and RMB 1,133,087 respectively.

Amortization expense of the technical know-how and purchased accounting software for each of the next five years will be approximately RMB 1,146,564.

7.	Income taxes

The Company is a tax exempt company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

The Group’s operating subsidiaries, JA China and JA Shanghai, are incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”). Pursuant to EIT, foreign-invested enterprises are subject to income tax at a state income tax rate of 30% plus a local income tax rate of 3% on PRC taxable income. Foreign Invested Enterprises are also entitled to a two year tax exemption from PRC income taxes starting the year in which the entity achieves a cumulative profit, and a 50% tax reduction for the succeeding three years thereafter, if they fall into the category of productive enterprises targeting to operate in China for more than 10 years. JA China started its tax holiday period on January 1, 2006, which will end on December 31, 2010.

As a result JA China was exempt from income tax for the period from inception (May 18, 2005) to December 31, 2005 and for the year ended December 31, 2006.

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises,” whether FIEs or domestic companies. The new tax rate will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us. However, a company’s qualifications for high and new technology enterprises will be assessed by the relevant government authority in China.

Components of deferred tax assets included the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	312,057	701,100
Amortization of intangible assets	—	53,156
Depreciation of property and equipment	—	1,477,252

Total deferred tax assets	312,057	2,231,508
Deferred tax liability:
Capitalized interest	—	(161,896)

Total deferred tax liability	—	(161,896)

Net deferred tax assets	312,057	2,069,612

Less: valuation allowance	(312,057)	(2,069,612)

Total deferred tax assets	—	—

The Group has made a full valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including that the Group exited the development stage during the year ended December 31, 2006, its limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Reconciliation between the provision for income tax computed by applying the statutory EIT and the Group’s effective tax rate:

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
PRC enterprise income tax	(33)%	33%
Effect of permanent differences:
Share based compensation	—	5%
Effect of tax holiday	—	(38)%
Effect of tax rate change	23%	(1)%
Valuation allowance	10%	1%

	—	—

The aggregate amount and per share effect of the tax holiday are as follows:

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
The aggregate dollar effect	—	51,705,390
Per share effect-basic	—	0.65
Per share effect-diluted	—	0.64

8.	Short-term bank borrowings

In January 2006, the Group obtained a RMB 50,000,000 short-term loan from the Bank of China, bearing interest at 6.138%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in December 2006. This short-term bank borrowing was guaranteed by a company of which one of the Group’s directors is a shareholder and general manager. The principal and interest were paid in December 2006.

In February 2006, the Group obtained a RMB 50,000,000 short-term loan from the Bank of Communications, bearing interest at 6.138%. Interest is payable quarterly with principal and remaining accrued interest due upon the maturity in February 2007. This short-term bank borrowing was guaranteed by a company of which one of the Group’s directors is a shareholder and general manager. The principal and interest were paid in January 2007.

In October 2006, the Group obtained a RMB 50,000,000 short-term loan from the Agriculture Bank of China, bearing interest at 6.12%. Interest is payable monthly with principal and remaining accrued interest due upon maturity in October 2007. This short-term bank borrowing was guaranteed by a third party, Hebei Ningfang Group Co., Ltd.

In December 2006, the Group obtained a RMB 50,000,000 short-term loan from the Bank of China, bearing interest at 6.12%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in December 2007.

Interest incurred for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 amounted to nil and RMB 6,587,425 respectively, of which nil and RMB 1,532,043 was capitalized in the cost of property and equipment.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

9.	Other payables

Other payables consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Purchases of property and equipment	1,239,979	2,437,969
Employee income tax withholdings	127,302	—
Stamp duty	57,406	307,045
Rental expenses	154,000	—
Others	—	24,552

Total other payables	1,578,687	2,769,566

10.	Accrued expenses

Accrued expenses consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Telephone expenses	10,014	—
Interest expenses	—	280,775
Advertising expenses	15,000	—
Audit and legal expenses	—	3,469,610
Outsource production fee	—	15,980
Others	4,500	166,344

Total accrued expenses	29,514	3,932,709

11.	Series A Redeemable Convertible Preferred Shares

On August 21, 2006, as part of the Recapitalization (Note 1) and pursuant to the respective share subscription agreements, JA BVI issued 815 shares of US$ denominated convertible redeemable participating preferred shares to two third party investors for US$14 million. These preferred shares were then exchanged on a one for 8,000 basis for preferred shares of the Company (the “Preferred Shares”) of equivalent rights, preferences, and privileges on August 30, 2006.

The rights, preferences and privileges with respect to the Preferred Shares are as follows:

Voting

Holders of the Preferred Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Preferred Shares is entitled to vote on all matters submitted to a vote of shareholders.

Dividends

No dividends will be paid to holders of any class or series of shares of the Company until a dividend in like is paid in full to holders of the Preferred Shares on an if-converted basis. There have been no dividends declared to date.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the other classes of the Company, the full amount of the original issue price plus any declared but unpaid dividends. After such payment has been made to holders of the Preferred Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares and Preferred Shares on an if-converted basis.

Redemption

The Preferred Shares are redeemable at the option of the holders of the Preferred Shares anytime after the fifth anniversary of the issuance date, if not previously converted, for an amount equal to the issuance price plus a 5% annual compounded return.

To recognize the accrual of interest on outstanding preferred shares, the Company charged the preferred share accretion against retained earnings for RMB nil and RMB 1,603,399 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

Conversion

The Preferred Shares are convertible into ordinary shares of the Company on a one-for-one basis, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon an initial public offering (“IPO”) (i) on an internationally recognized stock exchange, (ii) equal to at least 15% of the share capital of the Company at the time, and (iii) with a valuation of market capitalization, on a fully diluted basis, of at least US$540 million.

If conversion of the Preferred Shares does not occur by the time the Group’s audited financial statements for the fiscal year ending December 31, 2006 are issued and the Group’s actual 2006 U.S. GAAP profit after tax is less than US$20.5 million, then the conversion ratio into ordinary shares of the Company will be adjusted by the percentage of the shortfall between the actual profit after tax and US$22.5 million (the “Contingent Conversion Adjustment”).

Registration rights

The preferred shares also contain registration rights which: (1) allow the holders to demand the Company to file a registration statement covering the offer and sale of their securities; (2) require the Company to offer holders of registrable securities an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; (3) allow the holders to request the Company to file a registration statement on Form F-3 when the Company is eligible to use Form F-3. The Company is required to use its best effort to affect the registration if requested by the securities holders, but there is no requirement to pay cash damages if the Company fails to register the shares.

The Company determined that both redemption and conversion features do not meet the SFAS 133 criteria for bifurcation and therefore are not accounted for as an embedded derivative.

The 5% annual compounded return on the preferred shares is accreted using the effective interest method over five years.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

The fair value of ordinary shares was determined retrospectively to the time of grant.

Management is responsible for determining the fair value of the ordinary shares, as of the commitment date of August 21, 2006 in determining the beneficial conversion feature (BCF) amount. Management considered a number of factors, including valuations, when estimating the fair value of the ordinary shares. Since the preferred shares are convertible immediately upon issuance, the company has amortized the entire BCF amount of RMB 34,732,133 upon issuance.

Upon the completion of the Company’s listing on NASDAQ (the “IPO”) in February 2007, all of the issued and outstanding Series A redeemable convertible preferred Shares converted into ordinary shares.

12.	Share-based compensation

As of December 31, 2006, the Company had one share-based compensation plan, which is described below.

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the “Plan”), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of the Plan. The Group believes that such awards better align the interests of its employees with those of its shareholders.

On August 21, 2006, the Company granted 1,728,000 ordinary share options, as adjusted for the 1 for 8,000 share swap on August 30, 2006, to certain management, directors and consultants under the Plan. These options are accounted for under SFAS 123R, Accounting for Stock Based Compensation for awards granted to employees and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services for awards granted to non-employees.

SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the Group’s statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing model. The Group’s share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages. Options granted to non-employees of the Group are remeasured each period end in accordance with EITF No. 96-18.

As a result of the adoption of SFAS 123(R) and EITF No. 96-18, the Group recognized a pre-tax charge of RMB 18,179,114 (included in selling, general, and administrative expenses), for the year ended December 31, 2006 associated with the expensing of stock options. The terms of the ordinary share options issued are as follows:

Exercise price per share (as adjusted for the 1 for 8,000 share swap)	US$	2.147
Contractual life (years)		10
Vesting schedule:
— Upon issuance		69.44%
— Upon 1st anniversary of issuance		19.44%
— Upon 2nd anniversary of issuance		11.12%

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted during the year ended December 31, 2006:

December 31, 2006
Risk-free interest rate(1)	4.77%
Expected life(2)	5.2 years
Expected dividends(3)	—
Volatility(4)	65%

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of stock options granted under the Plan is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies for a period equal to the expected term preceding the grant date.

The fair value of ordinary shares was determined retrospectively to the time of grant and at each reporting date.

Management is responsible for determining the fair value of the ordinary shares, as of the grant date and as of each reporting date, underlying our options and considered a number of factors, including valuations, when estimating the fair value of the ordinary shares.

The following is a summary of the changes in outstanding options for the year ended December 31, 2006:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2005	—	—	—	—
Granted	1,728,000	2.147	9.64	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Outstanding at December 31, 2006	1,728,000	2.147	9.64	4,066
Exercisable at December 31, 2006	1,200,000	2.147	9.64	2,824

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was US$3.354. The compensation cost that has been charged against income for the plan was RMB 18,179,114 for the year ended December 31, 2006. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the period. There was no compensation cost capitalized as part of inventory or fixed assets for the period.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Included in total compensation costs recognized is RMB 2,686,072 relating to the recognition of changes in fair value as stock options granted to non-employees are remeasured at December 31, 2006. As of December 31, 2006, there was RMB 5,488,392 of total unrecognized compensation cost related to nonvested share-based employees and nonempolyees compensation arrangements granted under the Plan. The cost is expected to be recognized over a remaining weighted-average period of 19 months.

The Company expects to repurchase shares on the open market to satisfy share option exercises.

13.	Mainland China contribution plan and profit appropriation

a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits was RMB 37,538 and RMB 1,309,505 for the period from inception (May 18, 2005) to December 31, 2005 and for the year ended December 31, 2006, respectively.

b)	Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, before the Recapitalization, JA China should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The funds appropriations are at JA China and JA Shanghai’s discretion based on the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end. These reserve funds can only be used for specific purposes of enterprises expansion and staff bonus and welfare and not distributable as cash dividends.

Subsequent to the Recapitalization, JA China and JA Shanghai make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, and (ii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at JA China and JA Shanghai’s discretion. These reserve funds can only be used for specific purposes of enterprises expansion and staff bonus and welfare and not distributable as cash dividends.

Nil and RMB 14,587,748 was made by JA China for the general Statutory Reserves in the period from inception (May 18, 2005) to December 31, 2005 and 2006.

c)	Other

JA China’s paid-in capital of RMB 119,600,072 is unavailable for distribution as a nominal dividend to the Company.

JA Shanghai paid-in capital of US$5,800,000 (RMB 45,545,080) is unavailable for distribution as a nominal dividend to the Company.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

14.	Net income/(loss) per share

Basic and diluted net income/(loss) per share for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 are calculated as follows:

	December 31, 2005	December 31, 2006
Numerator:
Net income (loss) for the year	(3,110,995)	128,414,433
Preferred shares accretion	—	(1,603,399)
Preferred shares beneficial conversion charge		(34,732,133)
Allocation of net income to participating preference shareholders	—	(5,682,574)

Numerator for basic earnings (loss) per share	(3,110,995)	86,396,327
Dilutive effect of Series A preferred shares*	—	—
Dilutive effect of share options	—	—

Numerator for diluted earnings (loss) per share	(3,110,995)	86,396,327

Denominator:
Denominator for basic earnings (loss) per share — weighted average ordinary shares outstanding	80,000,000	80,000,000
Dilutive effect of Series A preferred shares*	—	—
Dilutive effect of share options	—	166,178

Denominator for diluted earnings (loss) per share	80,000,000	80,166,178

Basic earnings (loss) per share	(0.04)	1.08

Diluted earnings (loss) per share	(0.04)	1.08

Net income for the period has been allocated to the common share and preference share based on their respective rights to share in dividends.

*	These potentially dilutive securities were not included in the calculation of dilutive earnings per share because of their anti-dilutive effect.

15.	Related party transactions

a)	Transactions with the Jinglong Group

The Jinglong Group is the Group’s principal silicon wafer supplier and its shareholders are the majority shareholders of the Group.

The Group provides supplier advances to the Jinglong Group for purchases of silicon wafers, which are then used to offset future purchases. The Group purchased nil and RMB 600,061,424 of silicon wafers from the Jinglong Group for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively. Outstanding supplier advances to the Jinglong Group for purchases of silicon wafers amounted to nil and RMB 35,631,642 as of December 31, 2005 and 2006, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

On July 1, 2006, the Group entered into a long-term silicon wafer supply contract with the Jinglong Group, which provides for the following:

•

A right to purchase silicon wafers from the Jinglong Group on a long-term basis and the Jinglong Group will take all necessary actions to meet the Group’s silicon wafer requirements, including securing sufficient raw materials for wafer production. The Group, however, is not committed to any minimum purchase requirements;

•

Silicon wafers purchased from the Jinglong Group shall be at the market price that the Group may obtain from third-party suppliers for similar products, with a reasonable commercial discount based on the Group’s long-term demand and the payment arrangement;

•	At the Group’s request, the Jinglong Group shall use its best efforts in securing additional procurement of silicon wafers, including outsourcing the production to other silicon wafer producers;

•	The Group is required to provide the Jinglong Group a monthly deposit equal to 30% of the next month’s forecasted purchases of the Group; and

•	The contract will be effective until December 31, 2010 and will be automatically renewed for three additional years upon expiration.

The Group also leased offices, dormitories, and production facilities from the Jinglong Group under an operating lease agreement dated June 2005, which expired in June 2006. Total monthly rental expense was RMB 75,000 under this lease. Outstanding accrual for rental payments under this operating lease was RMB 525,000 and nil as of December 31, 2005 and 2006, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet. Upon expiration, the Group renewed the operating lease agreement with the Jinglong Group. (Note 16a).

In addition, the Group has an agreement with the Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from April 2006 to December 2007 and renewable annually thereafter. Outstanding accrual for the management fees was nil and RMB 20,000 as of December 31, 2005 and 2006, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet.

During the periods covered by these consolidated financial statements, Jinglong Group made payments on behalf of the Group, for purchases of certain fixed assets. Outstanding payables to the Jinglong Group for these transactions totaled RMB 232,845 and nil as of December 31, 2005 and 2006, respectively. These payables were recorded in amounts due to related parties in the consolidated balance sheets.

b)	Transactions with other related parties

The Group extended travel expense advances to officers and employees of the Group. Outstanding advances to officers and employees amounted to RMB 282,488 and RMB 26,500 as of December 31, 2005 and 2006, respectively, and were recorded in other current assets in the consolidated balance sheet.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

The Group outsourced production to a related company that has an officer who was a shareholder of the Group. Purchases from the related company totaled nil and RMB 580,342 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively. There were no outstanding payable balance to this related party as of December 31, 2005 and 2006.

The Group paid advances to a related company for purchases of silicon wafers. Its chairman is also the chairman of the Group. The outstanding supplier advances amounted to nil and RMB 4,200,000 as of December 31, 2005 and 2006, respectively.

The Group sold solar cells to five related companies consisting of:

(1)	a company of which the Jinglong Group is a shareholder,

(2)	a related company whose general manager was a minority shareholder of SDC prior to June 14, 2006 accordingly, this company ceased to be a related company since June 14, 2006,

(3)	a related company whose chairman was a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006,

(4)	a related company whose chairman was also a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006, and

(5)	A related company whose chairman is also the chairman of the Group.

These five related party customers are solar module manufacturers, which assemble and integrate solar cells purchased from the Group and other suppliers into panels, modules and systems. Sales to these related parties totaled nil and RMB 131,130,775 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

The Group sold raw materials to a related company whose general manager is the chairman of the Group. Sales to this related company was nil and RMB 1,000,017 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

16.	Commitments

a)	Operating lease commitments

For the periods covered by these consolidated financial statements, the Group leased certain assets, including offices, dormitory and production facilities, from the Jinglong Group, under a non-cancelable operating lease expiring in June 30, 2006, with an option to renew. During the same time, the Group also leased a piece of land under a non-cancelable operating lease from a third party expiring on May 31, 2019.

On July 1, 2006, the Group renewed its operating lease with the Jinglong Group (Note 15). The renewed operating lease with the Jinglong Group covers the previously leased assets from the Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in June 2010 with an annual rental of RMB 1,800,000, which approximates market rents. The Group executed a lease termination agreement for the land with the third party on June 30, 2006. The Group also holds an operating lease with the Jinglong Group for an automobile. This non-cancelable operating lease expires in December 2007.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

In September 2006, the Group entered into a non-cancelable operating lease contract for Shanghai office space. The rental expense is RMB 15,800 per month, from October 2006 to September 2007.

Future minimum obligations for operating leases are as follows:

(in RMB)
2007	1,966,200
2008	1,800,000
2009	1,800,000
2010	900,000
2011	—
Thereafter	—

Total	6,466,200

Rent expense under all operating leases was RMB 679,000 and RMB 1,553,400 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

b)	New supplier contract

In September 2006, the Group entered into a three year purchase contract with a total value of RMB 107,100,000 in the first year. The contract will be cancelled if the Company does not prepay RMB 32,130,000 by January 31, 2007. The purchase price and quantity in the final two years of the contract term is to be agreed upon between the Group and the supplier on an annual basis thereafter. The Group reviewed the contract under FAS 133 and FIN 46 and determined that it does not contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity. The Group prepaid RMB 32,130,000 in January 2007 as required by the contract.

In December 2006, the Group entered into a 54-month wafer supply agreement with M.SETEK, under which it has agreed to supply to us 100,000 wafers per month from July 2007 to December 2007, 500,000 wafers per month from January 2008 to June 2008, 1,500,000 wafers per month from July 2008 to June 2009 and 3,000,000 wafers per month from July 2009 to December 2011. Our agreement with M.SETEK will only become effective upon the prepayment by us of US$100 million in the second quarter of 2007. The Group is currently completing a credit risk assessment prior to making the prepayment to M.SETEK and assessing the potential accounting impact of this contract.

In addition, the Group entered into a polysilicon supply agreement with a European supplier in January 2007, under which we have agreed to and have prepaid approximately €7.0 million at the end of February 2007 from a combination of our operating cash flow and currently available short-term bank loans. The Group reviewed the contract under FAS 133 and FIN 46 and determined that it doesn’t contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

c)	Capital expenditure

As of December 31, 2005 and 2006, the Group had contracted for capital expenditure on machinery and equipment of RMB 49,570,083 and RMB 82,698,047, respectively.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

17.	Certain concentrations and risks

a)	Major customers

Details of the customers accounting for 10% or more of total revenues were as follows:

Major customers	Period from inception (May 18, 2005) to December 31, 2005	Year ended December 31, 2006
Customer A (related party)	—	19.6%
Customer B (related party)	—	13.5%

Since August 16, 2006, Customer A and B ceased to be related parties of the group.

b)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent and advances to related party supplier.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC. As of December 31, 2006 the Group principally sources its raw material silicon wafers from a related party supplier, the Jinglong Group, whose shareholders are the Group’s majority shareholder. The Group does not require collateral or other security against its advances to the Jinglong Group for raw materials. As of December 31, 2006, the Group determined that no reserves were required for potential losses against advances to related party supplier.

c)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

d)	Supply risk

The basic raw material in producing solar cells is silicon wafers. The Group purchases almost all of its silicon wafers from the Jinglong Group, which has been able to meet the Group’s silicon wafer requirements to-date. The Jinglong Group has an established supply relationship with Hemlock Semiconductor Corporation, which is the world’s largest supplier of polysilicon, the basic raw material for manufacturing silicon wafers. Although there are a limited number of other silicon wafer suppliers, a change in suppliers could cause a delay in production and a possible loss of sales, which would adversely affect our operating results. The Group has entered into a long-term supply contract with the Jinglong Group (Note 15) and other third party suppliers (Note 16 b).

Some of our equipment used in production has been developed and made especially for us. We sourced this equipment from sole suppliers and the equipment is not readily available from alternative vendors and would be difficult to repair or replace if they were to become damaged or stop working. If our suppliers failed to supply our ordered equipment with adequate quality and on terms acceptable to us, it could cause delay in our capacity expansion or increase our costs of production.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

18.	Subsequent events

a)	Short term borrowings

In January 2007, the Group obtained a RMB 50,000,000 short-term loan from the Bank of China, bearing interest at 6.12%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in January 2008. In February 2007, the Group also obtained a RMB 50,000,000 short-term loan from the Bank of Communications, bearing interest at 6.12%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in February 2008. This short-term bank borrowing was guaranteed by Jinglong Group. It was paid back in May 2007.

b)	Significant sales contract

In January 2007, the Group signed a largest long-term customer agreement to date with PowerLight Corporation, or PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which the group have agreed to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. The Group also signed a long-term sales agreement with Crown Renewable Energy, under which the Group has agreed to supply Crown Renewable Energy with a total of 45 MW of solar cells through the end of 2009. In April 2007, the Group entered into an agreement with Canadian Solar Inc. for the delivery of solar cells valued at approximately of US$ 50 to 60 million in 2007.

c)	The completion of the Company’s listing on NASDAQ (the “IPO”)

In February 2007, the Company offered 17,250,000 American Depositary Shares (“ADSs”), representing 51,750,000 ordinary shares, at US$15 each to the public, raising proceeds of US$258,750,000. The issuance cost is US$20,875,086. The Company’s ADSs are quoted on the NASDAQ.

d)	Movement of the location for the 4 new lines

The Group originally planned to build four new 25 MW production lines approximately 40 miles outside Shanghai with targeted commencement of commercial operation by the end of the third quarter of 2007. Under the plan, the Group was to lease from Jinglong Industrial and Commerce Group Co., Ltd. (“Jinglong Group”) the land and buildings for the Shanghai manufacturing facilities. However, since the Jinglong Group has not obtained from relevant governmental authorities the required land use right certificates and other relevant approvals, the Group decided to transfer the newly-ordered equipment to the Group’s current manufacturing facilities in Ningjin, Hebei and install the four new 25 MW production lines there.

e)	New tax law of PRC

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises,” whether FIEs or domestic companies. The new tax rate will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us. However, a company’s qualifications for high and new technology enterprises will be assessed by the relevant government authority in China.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

f)	Restructuring of JA Shanghai

In April 2007, JA BVI and JA China entered into a share transfer agreement, under which JA BVI acquired JA China’s 43.75% equity interest in JA Shanghai at a cost of zero dollar since JA China hadn’t contributed any capital to JA Shanghai. From then on, JA BVI became the sole shareholder of JA Shanghai and agreed to contribute the registered capital which increased from US$12 million to US$20 million.

g)	New subsidiary in the US

In April 2007, the Group set up a subsidiary in California, U.S.A, JA Solar USA Inc., which is wholly-owned by JA BVI, to engage in marketing activities and after-sales services for our products sold or to be sold in the U.S.

h)	Option grant

On April 3, 2007, the Company granted options to purchase 2,400,000 ordinary shares to certain directors, employees and consultants. The stock option exercise price is US$6.27 which was determined on April 3, 2007 using the closing price of the Company’s American Depository Shares listed on the NASDAQ.

19.	Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The Company was incorporated on July 6, 2006 and became the parent company of JA BVI and its operating subsidiary, JA China, on August 30, 2006. Therefore the condensed financial statements have been prepared since July 6, 2006. Subsidiary income from August 31, 2006 to December 31, 2006 is included as the Company’s “Share of income from subsidiaries” on the statement of operations. Prior to the Recapitalization described in Note 1, the operating subsidiary JA China was controlled by Jinglong Group. Both JA China and Jinglong Group are domestic Chinese companies. Therefore, there were no restrictions over the net assets of JA China. The subsidiaries did not pay any dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2006.

Condensed statements of operations:

For the period from inception (July 6, 2006) to December 31, 2006
RMB
Net revenues	—
Total operating expenses	(2,376,915)

Loss from operations	(2,376,915)
Foreign exchange gain/(loss)	2,113,246
Share of income from subsidiaries	104,790,207
Other income/(expense)	—

Income before income tax expenses	104,526,538
Income tax expenses	—

Net income for the period	104,526,538

Preferred shares accretion	(1,603,399)
Preferred shares beneficial conversion charge	(34,732,133)
Allocation of net income to participating preferred shareholders	(5,682,574)

Net income (loss) available to ordinary shareholders	62,508,432

Condensed balance sheet:

December 31, 2006
RMB
Assets
Investments in subsidiary	308,164,454

Total assets	308,164,454

Liabilities
Payable to subsidiary	34,305
Accrued expenses	2,342,610

Total Current Liabilities	2,376,915

Total Liabilities	2,376,915

Preferred shares (US$0.0001 par value; 6,520,000 shares outstanding as of December 31, 2006)	110,037,714
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 shares issued and outstanding as of December 31, 2006)	66,212
Additional paid-in capital	106,715,707
Retained Earnings	88,967,906

Total shareholders’ equity	195,749,825

Total liabilities and shareholders’ equity	308,164,454

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Statements of shareholders’ equity

	Common Shares		Additional paid-in capital	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB
Opening balance	—	—	—	—	—
Issuance of ordinary shares	80,000,000	66,212	53,804,460	20,776,900	74,647,572
Share-based compensation for awards granted to subsidiary employees and non-employees	—	—	18,179,114	—	18,179,114
Accretion of preferred shares	—	—	—	(1,603,399)	(1,603,399)
Beneficial conversion features of preferred shares	—	—	34,732,133	—	34,732,133
Amortization of beneficial conversion features of preferred shares	—	—	—	(34,732,133)	(34,732,133)
Net Income	—	—	—	104,526,538	104,526,538

Balance at December 31, 2006	80,000,000	66,212	106,715,707	88,967,906	195,749,825

Condensed statement of cash flows:

For the period from Inception (July 6, 2006) to December 31, 2006
RMB
Cash flows from operating activities:
Net income	104,526,538
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Exchange gain	(2,113,246)
Share of income from subsidiaries	(104,790,207)
Change in operating assets and liabilities:
Increase in payables to subsidiary	34,305
Increase in accrued expenses	2,342,610

Net cash (used in) provided by operating activities	—
Net cash (used in) provided by investing activities	—
Net cash (used in) provided by financing activities	—

Net decrease in cash	—
Cash, beginning of the year	—

Cash, end of the year	—

The issuance of the ordinary shares and preferred shares were non-cash financing activities and the investment in subsidiary was a non-cash investing activity pursuant to the Recapitalization as described in Note 1.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

20.	Unaudited pro forma Balance Sheet and earnings per share for conversion of preferred shares

Each preferred share shall automatically be converted into ordinary shares at 1:1 conversion ratio upon an initial public offering (“IPO”) (i) on an internationally recognized stock exchange, (ii) equal to at least 15% of the share capital of the Company at the time, and (iii) with a valuation of the market capitalization, on a fully diluted basis, of at least US$540 million. The pro forma balance sheet as of December 31, 2006 presents an as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2006.

The unaudited pro forma earnings per share for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 giving effect to the conversion of the Series A Preferred Shares into common shares as of inception are as follows:

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders	(3,110,995)	86,396,327
Pro-forma effect of Series A preferred shares	—	42,018,106

Numerator for pro forma basic and diluted earnings (loss) per share	(3,110,995)	128,414,433

Denominator:
Denominator for basic earnings (loss) per share — weighted-average ordinary shares outstanding	80,000,000	80,000,000
Pro-forma effect of series A preferred shares	6,520,000	6,520,000

Denominator for pro forma basic earnings (loss) per share	86,520,000	86,520,000
Incremental shares of options	—	166,178

Denominator for pro forma diluted earnings (loss) per share	86,520,000	86,686,178
Pro forma basic earnings (loss) per share	(0.04)	1.48
Pro forma diluted earnings (loss) per share	(0.04)	1.48

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND JUNE 30, 2007

(Unaudited)

	December 31, 2006	June 30, 2007
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	95,758,377	1,565,942,627
Accounts receivable from third party customers	47,719,752	140,472,179
Inventories	154,675,325	161,161,177
Advances to related party suppliers	39,831,642	16,705,242
Advances to third party suppliers	1,608,765	118,021,933
Value-added tax recoverable	—	14,211,262
Other current assets	6,673,976	20,393,695

Total current assets	346,267,837	2,036,908,115

Property and equipment, net	139,399,605	274,511,150
Intangible asset, net	7,224,713	6,651,433
Advances to third party suppliers	—	225,469,000

Total assets	492,892,155	2,543,539,698

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	150,000,000	150,000,000
Accounts payable	2,501,790	41,529,563
Value-added tax payable	3,639,665	—
Other payables	2,769,566	11,838,896
Payroll and welfare payable	2,676,854	3,570,656
Accrued expenses	3,932,709	3,533,395
Accounts payable to related parties	70,868	349,411
Other payables to related parties	183,555	223,199
Advances from third party customers	21,329,609	26,830,394

Total current liabilities	187,104,616	237,875,514

Total liabilities	187,104,616	237,875,514

Preferred shares (US$0.0001 par value; 6,520,000 and 0 shares outstanding as of December 31, 2006 and June 30, 2007)	110,037,714	—

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 and 138,270,000 shares issued and outstanding as of December 31, 2006 and June 30, 2007)	66,212	111,453
Additional paid-in capital	106,715,707	2,080,926,774
Statutory reserves	14,587,748	14,587,748
Retained earnings	74,380,158	210,038,209

Total shareholders’ equity	195,749,825	2,305,664,184

Total liabilities and shareholders’ equity	492,892,155	2,543,539,698

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2007

(Unaudited)

	For six months ended June 30, 2006	For six months ended June 30, 2007
	RMB	RMB
Net revenues
Solar cells to third parties	29,221,438	764,425,405
Solar cells to related parties	69,870,626	1,389,696
Solar cell processing	—	26,318,510

Total revenues	99,092,064	792,133,611

Cost of revenues
Solar cells	(75,545,702)	(606,848,739)
Solar cell processing	—	(6,404,762)

Total cost of revenues	(75,545,702)	(613,253,501)

Gross profit	23,546,362	178,880,110

Selling, general and administrative expenses	(6,272,173)	(34,219,545)
Research and development expenses	(318,494)	(1,629,438)

Total operating expenses	(6,590,667)	(35,848,983)

Income from operations	16,955,695	143,031,127

Interest expense	(1,778,152)	(3,776,639)
Interest income	107,715	31,393,652
Foreign exchange gain/(loss)	103,623	(36,543,191)
Other income	—	2,068,353

Income before income taxes	15,388,881	136,173,302
Income tax benefit/(expense)	—	—

Net income	15,388,881	136,173,302

Preferred shares accretion	—	(515,251)
Allocation of net income to participating preferred shareholders	—	(1,648,040)

Net income available to ordinary shareholders	15,388,881	134,010,011

Net income/(loss) per share:
Basic	0.19	1.08
Diluted	0.19	1.07

Weighted average number of shares outstanding:
Basic	80,000,000	124,352,265
Diluted	80,000,000	125,439,873

JA SOLAR HOLDINGS CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2007

(Unaudited)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2005	80,000,000	66,212	59,633,343	—	(3,110,995)	56,588,560
Pro-rata capital contribution from existing ordinary shareholders	—	—	59,900,518	—		59,900,518
Net income	—	—		—	15,388,881	15,388,881

Balance at June 30, 2006	80,000,000	66,212	119,533,861	—	12,277,886	131,877,959

Balance at December 31, 2006	80,000,000	66,212	106,715,707	14,587,748	74,380,158	195,749,825
Issuance of ordinary shares pursuant to initial public offering	51,750,000	40,179	1,850,336,570	—	—	1,850,376,749
Shares based compensation	—	—	13,974,015	—	—	13,974,015
Accretion of preferred shares	—	—	—	—	(515,251)	(515,251)
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	6,520,000	5,062	109,900,482	—	—	109,905,544
Statutory reserves	—	—	—	—	—	—
Net income	—	—	—	—	136,173,302	136,173,302

Balance at June 30, 2007	138,270,000	111,453	2,080,926,774	14,587,748	210,038,209	2,305,664,184

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2007

(Unaudited)

	For six months ended June 30, 2006	For six months ended June 30, 2007
	RMB	RMB
Cash flows from operating activities:
Net income	15,388,881	136,173,302
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	—	13,974,015
Depreciation and amortization	2,367,961	11,569,484
Exchange (gain)/loss	(103,623)	31,673,186
Changes in operating assets and liabilities:
(Increase) in accounts receivables from third party customers	(5,659,392)	(92,752,427)
(Increase) in inventories	(41,259,136)	(6,485,852)
(Increase)/decrease in advance to related party supplier	(40,230,993)	23,126,400
(Increase) in other current assets	(2,827,133)	(19,449,710)
(Increase) in advance to third party suppliers	—	(341,882,168)
(Increase) in value-added tax recoverable	(1,278,706)	(17,850,927)
Increase in accounts payable	399,797	39,027,773
Increase in other payables	332,908	8,647,693
Increase in payroll and welfare payable	573,687	893,802
Increase in accrued expenses	3,374,338	381,556
Increase in amounts due to related parties	482,000	318,187
Increase in advance from third party customers	—	5,500,785

Net cash used in operating activities	(68,439,411)	(207,134,901)

Cash flows from investing activities:
Purchase of property and equipment	(57,192,885)	(148,545,718)

Net cash used in investing activities	(57,192,885)	(148,545,718)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	59,900,518	1,858,185,476
Proceeds from short-term bank borrowings	100,000,000	100,000,000
Repayment of short-term bank borrowings	—	(100,000,000)

Net cash provided by financing activities	159,900,518	1,858,185,476

Effect of exchange rate changes on cash and cash equivalents	(107,224)	(32,320,607)

Net increase in cash and cash equivalents	34,160,998	1,470,184,250

Cash and cash equivalents at the beginning of the period	10,970,605	95,758,377

Cash and cash equivalents at the end of the period	45,131,603	1,565,942,627

Supplemental disclosure of cash flow information:
Cash paid for interest	2,566,025	3,120,250
Cash paid for income taxes	—	—
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in other payables	4,333,684	10,523,206
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	—	109,905,544

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.	Organization and Principal Activities

The accompanying consolidated financial statements included the financial statements of JA Solar Holdings Co., Ltd. (the “Company”), and its subsidiaries, collectively referred to as the “Group”.

JA Solar Holdings Co., Ltd. was incorporated under the laws of the Cayman Islands on July 6, 2006. In February 2007, the Company became listed on the NASDAQ Global Market in the United States. The Group is primarily engaged in the development, production and marketing of high-performance photovoltaic (“PV”) solar cells, which convert sunlight into electricity, in the PRC.

Substantially all of the Group’s business is conducted through an operating subsidiary established in the PRC, JingAo Solar Co., Ltd. (“JA China”), in which the Company indirectly holds a 100% interest. As further described below, in contemplation of its initial public offering, the Company, through its subsidiary, JA Development Co., Ltd. (“JA BVI”), acquired 100% of the voting interest in JA China through a series of planned transactions that was completed on August 30, 2006.

In July 2006, the equity holders of JA China transferred their shareholdings in JA China to JA BVI and in return received shares in JA BVI in proportion to their shareholdings in JA China. On August 30, 2006, pursuant to a share swap agreement, all the then existing shareholders of JA BVI exchanged their respective shares of JA BVI for equivalent classes of shares of the Company on a 1 for 8,000 basis resulting in 80 million shares issued in the aggregate. As a result, JA BVI and JA China became wholly-owned subsidiaries of the Company, thereby completing the recapitalization. As part of the recapitalization, a net return of capital of RMB 65,729,401 (US$8.25 million) to the equity holders of JA China was completed to satisfy PRC legal requirements and, for accounting purposes, is recorded as a distribution to shareholders with a charge to additional paid-in-capital.

These transactions have been accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest because the recapitalization did not result in a change in control of JA China’s business since JA China continued to be controlled and managed by Hebei Jinglong Industry and Commerce Group Co., Ltd. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

As of June 30, 2007, the Company’s subsidiaries included the following entities:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. (“JA China”)	May 18, 2005	PRC	100%
JA Development Co., Ltd. (“JA BVI”)	July 06, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”)	November 16, 2006	PRC	100%
JA Solar USA Inc. (“JA USA”)	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”)	June 22, 2007	PRC	100%

2.	Summary of significant accounting policies

a)	Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”). The consolidated financial

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

statements include the financial statements of the Company and its wholly-owned subsidiaries (collectively, the “Group”). All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The interim financial information is unaudited but reflects all adjustments which are, in the opinion of management, necessary to provide fair consolidated balance sheets, consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows for the interim periods presented. Such adjustments are normal and recurring except as otherwise noted. The interim financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America. You should read these unaudited interim financial statements in conjunction with the audited financial statements for the year ended December 31, 2006, including the notes thereto.

The Group was in the development stage for the prior period (from inception through December 31, 2005), and commenced its principal operations from April 2006.

b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c)	Cash and cash equivalents

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Cash balance as of December 31, 2006 consisted of RMB 64,883,524, EUR 830 (RMB 8,516) and US$3,952,814 (RMB 30,866,337). Cash balance as of June 30, 2007 consisted of RMB 113,138,463, EUR 2,579,086 (RMB 26,390,992) and US$187,303,945 (RMB 1,426,413,172).

d)	Allowance for doubtful accounts

Provisions are made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. As of December 31, 2006 and June 30, 2007, the Group has not recorded any allowance for doubtful accounts.

e)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. As of December 31, 2006 and June 30, 2007, the Group has not recorded any provision for inventories.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

f)	Short-Term and Long-Term Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs of silicon wafers, which are then offset against future purchases. The Group does not require collateral or other security against its advances to the related party or third party suppliers. As of June 30, 2007, the Group determined that no provision is required for potential losses against advances to related party or third party suppliers.

g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the lease term or useful lives
Machinery and equipment	5-10 years
Furniture and fixtures	5 years
Motor vehicles	5 years

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Interest expense incurred for qualifying assets are capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost. For the year ended December 31, 2006 and six months ended June 30, 2007, total interest capitalized was RMB 1,532,043 and RMB 1,982,486, respectively.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

h)	Intangible asset, net

Intangible assets comprised of technical know-how contributed by one of the Group’s shareholders upon formation of JA China and purchased accounting software.

Technical know-how is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years.

Purchased accounting software is being amortized on a straight line basis over the estimated useful life of five years.

i)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and its

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. No impairment charge was recognized for any of the periods covered by these consolidated financial statements.

j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

k)	Revenue recognition

(i) Revenue recognition for solar cells

The Group recognizes revenue from the sale of solar cells at the time of shipment, at which point title and risk of loss transfer. The Group sells its products at agreed upon prices to its customers, which reflect prevailing market prices.

The Group’s considerations for recognizing revenue are based on the following:

•

Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Group that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). The customer does not have a right of return and the Group does not provide any warranty on its products.

•

Most of shipping terms are FOB shipping point from the Group’s premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership. Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	The Group’s price to the customer is fixed and determinable as specifically outlined in the sales contract.

•

The Group has begun to extend credit terms only to a limited number of customers and receives cash for the majority of the sales transactions before delivery of products which are recorded as advances from customers. For customers to whom credit terms are extended, the Group assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If the Group determines that collection is not reasonably assured, recognition of revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of payment.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

(ii) Revenue recognition for solar cell processing

The group provides solar cell processing service to produce solar cells on behalf of third parties who have their own wafer supplies. For these solar cell processing service arrangements, the group purchases raw materials from a customer and agrees to sell a specified quantity of solar cells produced from such materials back to the same customer. The quantity of solar cells sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. The group records revenue from these processing transactions based on the amount received for solar cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar cell processing revenue and the production costs incurred related to providing the processing services are recorded as solar cell processing costs within cost of revenue.

l)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping (freight in) and handling costs for products sold.

m)	Research and development

Research and development costs are expensed when incurred.

n)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements.

o)	Start-up costs

In accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, the Group expensed all costs incurred in connection with start-up activities.

p)	Foreign currencies translation

The functional and reporting currency of the Group is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchanges gains and losses are included in the Consolidated Statements of Operations as a separate line item after income from operations.

q)	Fair value of financial instruments

Financial instruments include cash equivalents, accounts receivable, advance to related party supplier, accounts payable, other payables and short-term borrowings. As of December 31, 2006 and June 30, 2007, the carrying values of these financial instruments approximated their fair values due to their short-term maturities.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

r)	Segment reporting

The Group has adopted SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, for its segment reporting. The Group operates and manages its business as a single segment and sells its products primarily to customers in China. Accordingly, no segment information is presented.

s)	Net income/(loss) per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s Series A redeemable convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

t)	Share based compensation

In accordance with SFAS 123(R), the Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.

The Group recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) relating to SFAS 123R. The Group has applied the provisions of SAB 107 in its adoption of SFAS 123R.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted during the periods presented, the Group determined the forfeiture rate to be 0%.

Cost of goods acquired or services received from non-employees is measured based on the fair value of the awards issued on the measurement date as defined in EITF No. 96-18. Awards granted to non-employees are remeasured at each reporting date using the fair value as at each period end. Changes in fair values between the interim reporting dates are attributed consistent with the method used in recognizing the original share-based compensation costs.

u)	Comprehensive Income

The Group has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities, except those resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by these consolidated financials statements.

v)	Recent accounting pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Group has completed assessing of the impact of the adoption and concludes that there is no material impact on its financial position or results of operations.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, FAS 159 permits entities to choose to measure may financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using the fair value option. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of adopting of FAS 159 on the Group’s financial position and results of operations.

w)	Financial Instruments — Embedded Foreign Currency Derivative

Certain of the Group’s purchase contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of operations and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented within current assets or liabilities with the changes in their fair value recorded in Foreign exchange loss in the statements of operations. The Group does not enter into derivative contracts for hedging purposes and hedge accounting has not been applied.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

3.	Inventories

Inventories consisted of the following:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
Raw materials
— Silicon wafer	62,481,981	23,988,484
— Others	14,892,430	12,003,804
Consignment	—	1,316,422
Work-in-progress	7,427,123	24,644,535
Finished goods	69,873,791	99,207,932

Total	154,675,325	161,161,177

4.	Other current assets

Other current assets consisted of the following:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
IPO related fees	5,729,991	—
Other receivables from related party	26,500	58,917
Other receivables from third party	523,694	18,833,774
Deferred expenses	393,791	1,501,004

	6,673,976	20,393,695

IPO related fees are comprised of professional service fees incurred in connection with the Group’s initial public offering which was completed in February 2007. These costs were offset against the offering proceeds.

Other receivables from third party is primarily comprised of a deposit of RMB 10.0 million for the purchase of our new corporate headquarters and R&D facility in Shanghai Shibei Industrial New Zone Investment Co., Ltd.. The remaining purchase price of RMB 102.7 million was made in August 2007. The remaining amount in other receivables from third party of RMB 8.8 million was mainly related to tax rebate for exports.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

5.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
Furniture and fixtures	1,518,142	3,072,624
Motor vehicles	581,649	1,950,876
Machinery and equipment	129,596,744	202,495,063
Leasehold improvements	1,196,870	3,574,277

Total	132,893,405	211,092,840
Less: accumulated depreciation	(10,122,366)	(21,118,570)

Subtotal	122,771,039	189,974,270
Construction-in-progress	16,628,566	84,536,880

Property and equipment, net	139,399,605	274,511,150

Depreciation expense was RMB 1,805,461 and RMB 10,996,204 for the six months ended June 30, 2006 and 2007, respectively.

6.	Intangibles assets, net

Upon the formation of JA China, the Group’s operating subsidiary in the PRC, certain shareholders agreed to contribute approximately RMB 50.70 million for an 85% interest while the other shareholders agreed to contribute unpatented technical know-how for a 15% interest. The implied fair value of the technical know-how was RMB 9.00 million.

Intangible assets consisted of the following:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
Technical know-how	9,000,000	9,000,000
Accounting software	107,800	107,800
Less: accumulated amortization	(1,883,087)	(2,456,367)

Intangible asset, net	7,224,713	6,651,433

Amortization expense for the six months ended June 30, 2006 and 2007 was RMB 562,500 and RMB 573,280, respectively and is recorded in manufacturing overhead and selling, general and administrative expenses.

Amortization expense of the technical know-how and purchased accounting software for each of the next five years will be approximately RMB 1,146,560.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

7.	Income taxes

The Company is a tax exempted enterprise incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

The Group’s operating subsidiaries JA China, JA Fengxian, and JA Zhabei, are incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”). Pursuant to EIT, foreign-invested enterprises are subject to income tax at a state income tax rate of 30% plus a local income tax rate of 3% on PRC taxable income. Foreign Invested Enterprises are also entitled to a two year tax exemption from PRC income taxes starting the year in which the entity achieves a cumulative profit, and a 50% tax reduction for the succeeding three years thereafter, if they fall into the category of productive enterprises targeting to operate in China for more than 10 years. JA China started its tax holiday period on January 1, 2006, which will end on December 31, 2010.

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises,” whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us. However, the company’s qualifications for high and new technology enterprises will be assessed by the relevant government authority in China.

As a result JA China was exempt from income tax for the year ended December 31, 2006 and the six months ended June 30, 2007.

Components of deferred tax assets included the following:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	701,100	925,508
Amortization of intangible assets	53,156	70,313
Depreciation of property and equipment	1,477,252	2,322,367

Total deferred tax assets	2,231,508	3,318,188
Deferred tax liability
Capitalized interest	(161,896)	(273,071)

Total deferred tax liability	(161,896)	(273,071)

Net deferred tax assets	2,069,612	3,045,117

Less: valuation allowance	(2,069,612)	(3,045,117)

Total deferred tax assets	—	—

The Group has made a full valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including that the Group exited the

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

development stage during the year ended December 31, 2006, its limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

8.	Short-term bank borrowings

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Rate	Interest Payment Periods
Agricultural Bank of China	October 2006	October 2007	50,000,000	6.12%	Monthly
Bank of China	December 2006	December 2007	50,000,000	6.12%	Quarterly
Bank of China	January 2007	January 2008	50,000,000	6.12%	Quarterly

In January 2007, the Company repaid the RMB 50,000,000 short-term loan obtained from the Bank of Communications in February 2006.

Interest incurred for the six months ended June 30, 2006 and 2007 amounted to RMB 2,719,475 and RMB 5,759,125 respectively, of which RMB 941,323 and RMB 1,982,486 was capitalized in the cost of property and equipment.

9.	Other payables

Other payables consisted of the following:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
Purchases of property and equipment	2,437,969	10,523,206
Employee income tax withholdings	—	28,017
Stamp duty	307,045	403,238
Others	24,552	884,435

Total other payables	2,769,566	11,838,896

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

10.	Accrued expenses

Accrued expenses consisted of the following:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
Interest expenses	280,775	255,000
Audit, legal and consultant expenses	3,469,610	2,101,595
Outsource production fee	15,980	—
Embedded derivative	—	746,076
Other	166,344	430,724

Total accrued expenses	3,932,709	3,533,395

As of June 30, 2007, the fair value of embedded foreign currency derivatives related to purchase contracts amounting to RMB 746,076 are recorded as current liabilities. For the six-month period ended June 30, 2007, a loss of RMB 746,076 relating to the embedded foreign currency derivatives has been recorded in foreign exchange loss in the statements of operations.

11.	Share-based compensation

As of June 30, 2007, the Company had one share-based compensation plan, which is described below.

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the “Plan”), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of the Plan. The Group believes that such awards better align the interests of its employees with those of its shareholders.

On August 21, 2006, the Company granted 1,728,000 ordinary share options, as adjusted for the 1 for 8,000 share swap on August 30, 2006, to certain management, directors and consultants under the Plan. These options are accounted for under SFAS 123R, Accounting for Stock Based Compensation for awards granted to employees and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services for awards granted to non-employees.

On April 3, 2007, the Company granted 2,400,000 ordinary share options to certain of it’s directors and employees. These options are accounted for under SFAS 123R, Accounting for Stock Based Compensation for awards granted to employees. The terms of this batch of options are as follows:

Exercise price per share (second round 2,400,000 ordinary shares)	US$	6.27
Contractual life (years)		10
Vesting schedule:
— Upon 1st anniversary of issuance		25%
— Upon 2nd anniversary of issuance		25%
— Upon 3rd anniversary of issuance — Upon 4th anniversary of issuance		25 25	% %

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the Group’s statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing model. The Group’s share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages. Options granted to non-employees of the Group are remeasured each period end in accordance with EITF No. 96-18.

As a result of the adoption of SFAS 123(R) and EITF No. 96-18, the Group recognized a pre-tax charge of RMB 13,974,015 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 164,443 was capitalized in the cost of inventory as of June 30, 2007), for the six months ended June 30, 2007 associated with the expensing of stock options.

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2007 was US$8.63. The compensation that has been charged against income for the plan was nil and RMB 13,974,015 for the six months ended June 30, 2006 and 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

As of June 30, 2007, there was RMB 61,123,709 of total unrecognized compensation cost related to nonvested share-based employees and non-employees compensation arrangements granted under the Plan. The cost is expected to be recognized over a remaining weighted-average period of 32 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted during the half year ended June 30, 2007:

June 30, 2007
Risk-free interest rate(1)	4.58%
Expected life(2)	6.25 years
Expected dividends(3)	—
Volatility(4)	55%

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of stock options granted under the Plan is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies for a period equal to the expected term preceding the grant date.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life	Intrinsic Value (US$, in thousands)
Outstanding at January 1, 2007	1,728,000	2.147
Granted	2,400,000	6.27
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding at June 30, 2007	4,128,000	4.54	9.50	27,641

Exercisable at June 30, 2007	1,200,000	2.147	9.14	10,912

In September 2007, the Group hired a number of additional executive officers, including the president and chief operating officer, Dr. Kang Sun, the vice president of operations, Dr. Qingtang Jiang, the vice president of business development, Ms. Jian Wu, and the vice president of sales and marketing, Mr. Raymond P. Wilson. As a result, Dr. Kang Sun is no longer an independent director and member of the Group’s audit committee. The Group has appointed Dr. Elmer M. Hsu as the new independent director and member of the Group’s audit committee. In September 2007, the Company granted 4,410,000 ordinary share options and 510,000 Restricted Stock Units to the above new key management, independent director and existing employees.

12.	Mainland China contribution plan and profit appropriation

a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits was RMB 210,593 and RMB 2,373,543 for the six months ended June, 2006 and 2007, respectively.

b)	Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, before the Recapitalization, JA China should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The funds appropriations are at JA China, JA Fengxian and JA Zhabei’s discretion based on the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends.

Subsequent to the Recapitalization, JA China, JA Fengxian and JA Zhabei made appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at JA China, JA Fengxian and JA Zhabei’s discretion. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus and welfare and not distributable as cash dividends.

RMB 14,587,748 and Nil was made by JA China for the general Statutory Reserves in the year ended December 31, 2006 and the six months ended June 30, 2007.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

c)	Other

JA China’s paid-in capital of RMB 320,000,000 is unavailable for distribution as a nominal dividend to the Company.

JA Fengxian’s paid-in capital of US$7,400,000 (RMB 57,828,360) is unavailable for distribution as a nominal dividend to the Company.

JA Zhabei’s paid-in capital of US$20,000,000 (RMB 151,424,000) is unavailable for distribution as a nominal dividend to the Company.

13.	Net income/(loss) per share

Basic and diluted net income/(loss) per share for the six months ended June 30, 2006 and June 30, 2007 are calculated as follows:

	June 30, 2006	June 30, 2007
Numerator:
Net income (loss)	15,388,881	136,173,302
Preferred shares accretion	—	(515,251)
Allocation of net income to participating preference shareholders	—	(1,648,040)

Numerator for basic earnings (loss) per share	15,388,881	134,010,011
Dilutive effect of Series A preferred shares*	—	—

Numerator for diluted earnings (loss) per share	15,388,881	134,010,011

Denominator:
Denominator for basic earnings (loss) per share — weighted average ordinary shares outstanding	80,000,000	124,352,265
Dilutive effect of stock options	—	1,087,608
Dilutive effect of Series A preferred shares*	—	—

Denominator for diluted earnings (loss) per share	80,000,000	125,439,873

Basic earnings (loss) per share	0.19	1.08

Diluted earnings (loss) per share	0.19	1.07

Net income for the period has been allocated to the common share and preference share based on their respective rights to share in dividends.

*	These potentially dilutive securities were not included in the calculation of dilutive earnings per share because of their anti-dilutive effect.

14.	Related party transactions

a)	Transactions with the Jinglong Group

Supply

The Jinglong Group is the Group’s principal silicon wafer supplier and its shareholders are the majority shareholders of the Group.

The Group provides supplier advances to the Jinglong Group for purchases of silicon wafers, which are then used to offset future purchases. The Group purchased RMB 104,483,364 and RMB 683,195,413 of silicon wafers from the Jinglong Group for the six months ended June 30, 2006 and 2007, respectively. Outstanding

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

supplier advances to the Jinglong Group for purchases of silicon wafers amounted to RMB 35,631,642 and RMB 16,705,242 as of December 31, 2006 and June 30, 2007, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

On July 1, 2006, the Group entered into a long-term silicon wafer supply contract with the Jinglong Group, which provides for the following:

•

A right to purchase silicon wafers from the Jinglong Group on a long-term basis and the Jinglong Group will take all necessary actions to meet the Group’s silicon wafer requirements, including securing sufficient raw materials for wafer production. The Group, however, is not committed to any minimum purchase requirements;

•

Silicon wafers purchased from the Jinglong Group shall be at the market price that the Group may obtain from third-party suppliers for similar products, with a reasonable commercial discount based on the Group’s long-term demand and the payment arrangement;

•	At the Group’s request, the Jinglong Group shall use its best efforts in securing additional procurement of silicon wafers, including outsourcing the production to other silicon wafer producers;

•	The Group is required to provide the Jinglong Group a monthly deposit equal to 30% of the next month’s forecasted purchases of the Group; and

•	The contract will be effective until December 31, 2010 and will be automatically renewed for three additional years upon expiration.

In August 2007, the Group revised the monthly prepayment terms under the existing contract with Jinglong Group and made a prepayment of RMB 300 million to Jinglong Group in August 2007 for wafers to be delivered after January 1, 2008. Jinglong Group has agreed to credit future invoices RMB 10 against our RMB 300 million prepayment for each of the first 30 million wafers it will deliver to us after January 1, 2008.

Management	fees and leasing

The Group has an agreement with the Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from April 2006 to December 2007 and renewable annually thereafter. Outstanding accrual for the management fees was RMB 20,000 as of December 31, 2006 and June 30, 2007, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet. The Group leases properties from Jinglong Group under operating lease agreements. See footnote 15(a).

b)	Transactions with other related parties

The Group extended travel expense advances to officers and employees of the Group. Outstanding advances to officers and employees amounted to RMB 26,500 and RMB 52,527 as of December 31, 2006 and June 30, 2007, respectively, and were recorded in other current assets in the consolidated balance sheet.

The Group outsourced production to a related company that has an officer who was a shareholder of the Group. Purchases from the related company totaled RMB 580,342 and nil for the six months ended 2006 and 2007, respectively. There were no outstanding payable balance to this related party as of June 30, 2006 and 2007.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

The Group paid advance to a related company for purchase of silicon wafers. Its chairman is also the chairman of the Group. The outstanding supplier advances amounted to RMB 4,200,000 and nil as of December 31, 2006 and June 30, 2007, respectively.

The Group sold solar cells to five related companies consisting of:

(1)	a company of which the Jinglong Group is a shareholder,

(2)	a related company whose general manager was a minority shareholder of SDC prior to June 14, 2006 accordingly, this company ceased to be a related company since June 14, 2006,

(3)	a related company whose chairman was a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006,

(4)	a related company whose chairman was also a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006, and

(5)	A related company whose chairman is also the chairman of the Group.

These five related party customers are solar module manufacturers, which assemble and integrate solar cells purchased from the Group and other suppliers into panels, modules and systems. Sales to these related parties totaled RMB 69,870,626 and RMB 1,389,696 for the six months ended June 30, 2006 and 2007, respectively.

15.	Commitments

a)	Operating lease commitments

For the periods covered by these consolidated financial statements, the Group leased certain assets, including offices, dormitory and production facilities, from the Jinglong Group, under a non-cancelable operating lease which expired on June 30, 2006. During the same time, the Group also leased a piece of land under a non-cancelable operating lease from a third party expiring on May 31, 2019.

On July 1, 2006, the Group renewed its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group covers the previously leased assets from the Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in June 2010 with an annual rental of RMB 1,800,000, which approximates market rents. The Group executed a lease termination agreement for the land with the third party on June 30, 2006. The Group also holds an operating lease with the Jinglong Group for an automobile. This non-cancelable operating lease expires in December 2007.

In June 2007, the Group entered into its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group covers leased assets from the Jinglong Group, as well as the land. The new non-cancelable operating lease with the Jinglong Group expires in December 2011 with an annual rental of RMB 1,200,000, which approximates market rents.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

The Group also leased three apartments and buildings in Shanghai from third parties with an annual rental of RMB 20,000, RMB 300,000 and RMB 240,000, expiring in May 2008, February 2008 and August 2008, respectively.

Future minimum obligations for operating leases are as follows:

(in RMB)
2007	1,704,000
2008	3,220,000
2009	3,000,000
2010	2,100,000
2011	1,200,000
Thereafter	—

Total	11,224,000

Rent expense under all operating leases was RMB 594,000 and RMB 1,182,496 for the six month period ended June 30, 2006 and June 30, 2007, respectively.

b)	New supplier contract

The Group entered into a polysilicon supply agreement with a European supplier in January 2007, under which it has agreed to supply us 700,000 kilograms of polysilicon from 2009 to 2016. The Group prepaid €7.0 million to the European supplier in February 2007. The Group reviewed the contract under FAS 133 and FIN 46 and determined that it doesn’t contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

In June 2007, the Group amended the 54-month wafer supply agreement with M.SETEK, under which it has agreed to supply us 300,000 wafers per month from July 2007 to October 2007, 700,000 wafers per month from November 2007 to December 2007, 1,200,000 wafers per month from January 2008 to June 2008, 3,000,000 wafers per month from July 2008 to June 2009 and 5,000,000 wafers per month from July 2009 to December 2011. The Group prepaid US$30 million to M.SETEK in June 2007 and a further US$30 million in August 2007. The Group is required to pay the remaining US$40 million by the end of October 2007. The Group reviewed the contract under FAS 133 and determined that it contained an embedded derivative which was recognized as accrued expense with the amount of RMB 746,076 as of June 30 2007. Also, the Group analyzed the contract under FIN 46 and determined that the contract would not cause the supplier to be a variable interest entity.

16.	Certain concentrations and risks

a)	Major customers

Our top ten customers represents 84.3% and 87.8% of total revenues for the year ended December 31, 2006 and six-month period ended June 30, 2007.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Details of the customers accounting for 10% or more of total revenues were as follows:

Major customers	Six months ended June 30, 2006	Six months ended June 30, 2007
Customer A (related party)	33%	16%
Customer B (related party)	26%	—
Customer C (third party)	11%	—
Customer D (third party)	—	26%
Customer E (third party)	—	21%

Since August 16, 2006, Customer A and B ceased to be related parties of the group.

Accounts receivable from the 3 customers with the largest receivable balances represents 98% and 100% of the balance of accounts receivable at December 31, 2006 and June 30, 2007, respectively.

b)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent and advances to related party suppliers.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC, US and Singapore.

c)	Supply risk

The basic raw material in producing solar cells is silicon wafers. The Group currently depends on few suppliers, such as Jinglong Group, M.SETEK, Renesola and Shunda, for its silicon wafer supply. The Group has entered into long-term supply contracts with these suppliers. The Jinglong Group has an established supply relationship with Hemlock Semiconductor Corporation, which is the world’s largest supplier of polysilicon, the basic raw material for manufacturing silicon wafers. The Group currently depends on Jinglong Group for the supply of a significant portion of our silicon wafer requirements. If Jinglong Group fails to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue. Although there are a limited number of other silicon wafer suppliers, a change in suppliers could cause a delay in production and a possible loss of sales, which would adversely affect our operating results.

The Group makes advance payments to suppliers to secure its raw material needs of silicon wafers, which are then offset against future purchases.

d)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

17.	Subsequent events

a)	Significant purchase agreement

In August 2007, the Group entered into a long-term wafer supply contract with Jiangsu Shunda, under which Shunda has agreed to supply to the Group 9.5 million wafers from August 2007 to December 2007 and 66 million, 164 million and 270 million wafers in 2008, 2009 and 2010, respectively. The unit price is initially set at RMB 48 per wafer including VAT for 2007 and, starting in 2008, will be renegotiated by Shunda and the Group from time to time, but at least semiannually, based on market conditions. The Group is required to make a prepayment of RMB 350 million in three installments, of which the Group has paid the first and the second installments of RMB 80 million and RMB 100 million in August 2007. The Group is required to pay the remaining RMB 170 million by the end of November 2007. Shunda has agreed to credit RMB 10.00 against the RMB 350 million prepayment for each of the silicon wafers it will deliver to the Group from January 1, 2008.

In August 2007, the Group amended the wafer supply contract with Renesola which was entered into in September 2006. Under the contract, ReneSola has agreed to supply to the Group 2.1 million wafers from June 2007 to December 2007 and 8.4 million wafers per annum for each of 2008, 2009 and 2010. The unit prices are initially set at RMB 51 and RMB 48 per wafer including VAT for 2007 and 2008 respectively, and the unit prices for deliveries in 2009 and 2010 will be determined by ReneSola and the Group in December 2008 and 2009, respectively. The Group has made a prepayment of RMB 32.1 million in January 2007 according to the original contract representing 30% of the agreed total purchase price of RMB 107.1 million for wafer supplies to be delivered in 2007. The Group is also required to make a total prepayment of RMB 100.8 million, representing 25% of the agreed total purchase price of RMB 403.2 million for wafer supplies to be delivered in 2008. The Group has made the first installment payment of RMB 50.4 million in September 2007 and is required pay the remaining RMB 50.4 million by December 2007. Once unit wafer price is set for deliveries to be made in 2009 and 2010, the Group is required to make a 25% prepayment of the agreed total purchase price before the end of 2008 and 2009, respectively. The prepayments are, and will be, applied on a pro rata basis to each delivery of wafer supplies with the remaining balance on each shipment due within one week of delivery.

b)	Termination of significant contract

In September 2007, the Group terminated the contract entered into in January 2007 with PowerLight, a wholly-owned subsidiary of Sunpower Corporation, due to an unanticipated quality problem with respect to metallurgical grade polysilicon which could not be resolved in the near term and unresolved pricing terms.

6,350,000 American Depositary Shares

JA Solar Holdings Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)

Representing 19,050,000 Ordinary Shares

PROSPECTUS

            , 2007

Joint Book-Running Managers

CREDIT SUISSE	LEHMAN BROTHERS

CIBC WORLD MARKETS	PIPER JAFFRAY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Registrant’s articles of association provide that the Registrant’s directors and officers shall be indemnified from and against all actions, costs, charges, losses, damages and expenses which they shall or may incur or sustain or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our common shares). We believe that each of the following issuances was exempt form registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale of Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Jinglong Group Co., Ltd.	August 31, 2006	44,000,000 ordinary shares	3,712,501	N/A

Express Power Investment Limited	August 31, 2006	12,000,000 ordinary shares	1,012,500	N/A

Marlins Fame Limited	August 31, 2006	8,000,000 ordinary shares	675,000	N/A

Improve Forever Investments Limited	August 31, 2006	4,000,000 ordinary shares	337,500	N/A

Giant Fortune Development Limited	August 31, 2006	3,600,000 ordinary shares	303,750	N/A

Super Shine International Limited	August 31, 2006	3,600,000 ordinary shares	303,750	N/A

Si Fab International, Ltd.	August 31, 2006	2,800,000 ordinary shares	236,250	N/A

Freshearn Investments Limited	August 31, 2006	2,000,000 ordinary shares	168,750	N/A

Mitsubishi Corporation	August 31, 2006	1,864,000 Series A preference shares	4,000,000	N/A

Leeway Asia L.P.	August 31, 2006	4,656,000 Series A preference shares	10,000,000	N/A

Certain directors, officers, employees, and consultants of the Registrant	August 31, 2006	options to purchase a total of 1,728,000 ordinary shares	N/A	N/A

Certain directors, officers, employees, and consultants of the Registrant	April 3, 2007	options to purchase a total of 2,400,000 ordinary shares	N/A	N/A

Certain directors, officers and employees of the Registrant	September 17, 2007	options to purchase a total of 4,410,000 ordinary shares	N/A	N/A

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this registration statement.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1**	Third Amended and Restated Memorandum and Articles of Association of the Registrant
4.1†	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4.2†	Registrant’s Specimen Certificate for Ordinary Shares
4.3†	Form of Deposit Agreement among the Registrant, the depositary and Owners and Holders of American Depositary Shares issued thereunder
4.4†	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Leeway Asia L.P. dated as of August 9, 2006, as amended as of August 21, 2006
4.5†	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Mitsubishi Corporation dated as of August 18, 2006
4.6†	Shareholders Agreement among JA Development Co., Ltd. and other parties therein dated as of August 21, 2006, as amended as of August 14, 2006
4.7†	Sale and Purchase Agreement in relation to the entire issued share capital of JA Development Co., Ltd. among the Registrant and other parties therein dated as of August 30, 2006
4.8†	Agreement for the Transfer and Assumption of Obligations under the Share Subscription Agreements and the Shareholders Agreement dated as of August 30, 2006 among the Registrant and other parties therein
5.1**	Form of Opinion of Conyers, Dill & Pearman regarding the validity of the ordinary shares being registered
10.1†	2006 Stock Incentive Plan adopted as of August 21, 2006
10.2†	Form of Employment and Confidentiality Agreement between the Registrant and each Executive Officer of the Registrant
10.3†	Lease Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006
10.4†	Long-Term Supply Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006 and Supplemental Agreement to the Long-Term Supply Agreement dated October 18, 2006
10.5**	Supply Agreement between JingAo Solar Co., Ltd. and ReneSola Ltd. dated as of September 5, 2006 and Additional Agreements dated as of September 5, 2006 and August 10, 2007
10.6**	Long-Term Wafer Supplying and Prepayment Agreement between JingAo Solar Co., Ltd. and M.SETEK Co., Ltd. dated as of December 9, 2006 and Amendment to the Long-Term Wafer Supplying and Prepayment Agreement dated January 15, 2007 and June 5, 2007
10.7†	Equity Interest Transfer Agreement among Jinglong Group, Australia Solar Energy Development Pty. Ltd. and Australia PV Science & Engineering Co. dated as of July 10, 2006
10.8†	Technology Transfer Agreement between JingAo Solar Co., Ltd. and Australia PV Science & Engineering Co. dated as of October 24, 2005
10.9†	Valuation Agreement among Jinglong Group, Australia PV Science & Engineering Co. and Australia Solar Energy Development Pty Ltd. dated as of May 6, 2005
10.10**	Wafer Supply Agreement between JingAo Solar Co., Ltd. and Jiangsu Shunda Semiconductor Develop Co., Ltd. Dated as of August 1, 2007.
10.11**	Lease Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of June 1, 2007.
10.12**	Office Building Purchase Agreement between Shanghai JA Solar PV Technology Co., Ltd. and Shanghai Shibei Industrial New Zone Investment Co., Ltd. dated July, 2007.
21.1**	Subsidiaries of the Registrant

Exhibit Number	Description of Document
23.1**	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm
23.2**	Consent of Conyers, Dill & Pearman (included on Exhibit 5.1)
23.3**	Consent of Tian Yuan Law Firm
24.1**	Powers of Attorney (included on signature page)

*	To be filed by amendment.

**	Filed herewith.

†	Filed previously with the Registrant’s registration statement on Form F-1 (Registration No. 333-14002).

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ningjin, Hebei Province, the People’s Republic of China, on the day of September 20, 2007.

JA SOLAR HOLDINGS CO., LTD.

By:	/s/ Huaijin Yang
Name:Huaijin Yang Title:Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Huaijin Yang and Hexu Zhao, and each of them singly, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Baofang Jin Baofang Jin	Chairman of the Board of Directors	September 20, 2007

/s/ Huaijin Yang Huaijin Yang	Chief Executive Officer and Director (principal executive officer)	September 20, 2007

/s/ Hexu Zhao Hexu Zhao	Chief Financial Officer (principal financial and accounting officer)	September 20, 2007

/s/ Kang Sun Kang Sun	President, Chief Operating Officer and Director	September 20, 2007

/s/ Ximing Dai Ximing Dai	Chief Technology Officer and Director	September 20, 2007

/s/ Bingyan Ren Bingyan Ren	Director	September 20, 2007

/s/ Erying Jia Erying Jia	Director	September 20, 2007

/s/ Nai-Yu Pai Nai-Yu Pai	Independent Director	September 20, 2007

/s/ Elmer M. Hsu Elmer M. Hsu	Independent Director	September 20, 2007

/s/ Honghua Xu Honghua Xu	Independent Director	September 20, 2007

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of JA Solar Holdings Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware on September 20, 2007.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:Donald J. Puglisi Title:Managing Director